UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2004**

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14184

B.O.S. BETTER ONLINE SOLUTIONS LTD.
(Exact name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

Beit Rabin, Teradyon Industrial Park, Misgav, 20179, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE
(Title of each class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value NIS 4.00 per share
 (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

4,737,703 Ordinary Shares, nominal value NIS 4.00 per share, as of December 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__   No _____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _____   Item 18 __X__

TABLE OF CONTENTS

PART I

Item 1: Identity of Directors, Senior Management and Advisors

Not required.

Item 2: Offer Statistics and Expected Timetable

Not required.

Item 3: Key Information Regarding B.O.S.

Unless the context in which such terms are used would require a different meaning, all references to "BOS", "we", "our" or the "Company" refer to B.O.S. Better Online Solutions Ltd.

3A. Selected Consolidated Financial Data

The consolidated statement of operations data for B.O.S. Better On-Line Solutions Ltd. set forth below with respect to the years ended December 31, 2004, 2003 and 2002, and the consolidated balance sheet data as of December 31, 2004 and 2003, have been derived from the Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles ("**GAAP**") in the United States. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2001 and 2000, and the consolidated balance sheet data as of December 31, 2002, 2001 and 2000, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 were audited by Kost, Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global, while the financial statements for the year ended December 31, 2000 was audited by Somekh Chaikin, an independent registered public accounting and members of KPMG International. The selected consolidated financial data presented below should be read in conjunction with Item 5: "Operating and Financial Review and Prospects" and the Notes to the Financial Statements included in this Form 20-F.

On May 29, 2003, the Company effected a one-for-four reverse stock split. All share and per share numbers herein reflect adjustments resulting from this reverse stock split.

Statement of Operations Data: (In US thousands of dollars with the exception of per share data)

<u>Year Ended December 31:</u>

	2004	2003	2002	2001	2000
Revenues	8,282	5,728	9,441	6,042	7,294
Cost of revenues	4,608	1,455	2,300	2,703	2,399
Gross profit	**3,674**	**4,273**	**7,141**	**3,339**	**4,895**
Operating expenses:					
Research and development, net	1,804	1,846	2,182	1,757	2,177
Selling and marketing	1,706	2,178	3,705	4,811	4,185
General and administrative	1,705	1,317	1,697	1,425	2,279
Restructuring costs	-	678	-	132	83
Total operating expenses	**5,215**	**6,019**	**7,584**	**8,125**	**8,724**
<u>Operating loss:</u>	(1,541)	(1,746)	(443)	(4,786)	(3,829)
Financial income (expense), net	(158)	109	295	427	639
Other income (expenses)	-	45	(95)	(298)	(479)
Loss before equity in losses of an affiliated company	**(1,699)**	**(1,592)**	**(243)**	**(4,657)**	**(3,669)**
Taxes on income	(20)	-	-	-	-
Equity in losses of an affiliated company	(308)	(465)	(570)	(137)	(1,283)
Minority interest in earnings of a subsidiary	(17)	-	-	-	-
Loss from continuing operations	**(2044)**	**(2,057)**	**(813)**	**(4,794)**	**(4,952)**
Net earning (loss) related to discontinued operations	(9)	2,036	(7,674)	(8,313)	(2,743)
Net loss	**(2,053)**	**(21)**	**(8,487)**	**(13,107)**	**(7,695)**
Basic and diluted net loss per share from continuing operations	$ (0.44)	$ (0.56)	$ (0.26)	$ (1.55)	$ (1.66)
Basic and diluted net earning (loss) per share related to discontinued operations	$ 0.00	$ 0.55	$ (2.46)	$ (2.68)	$ (0.92)
Basic and diluted net loss per share	$ (0.44)	$ (0.01)	$ (2.72)	$ (4.23)	$ (2.58)
Weighted average number of shares used in computing basic and diluted net earning (loss) per share	4,631	3,683	3,117	3,097	2,982

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Year ended December 31,					
Balance Sheet Highlighted Data:	**2004**	**2003**	**2002**	**2001**	**2000**
Cash and Cash Equivalents	2,578	3,872	5,246	8,325	16,470
Working Capital (*)	5,256	5,082	5,980	7,008	17,378
Total Assets	22,485	14,023	17,192	31,144	46,128
Short-term banks loan and current maturities of long-term bank loans and convertible note	1,997	-	-	286	429
Long-term liabilities	3,380	951	794	794	1,049
Minority interest in a subsidiary	809	-	-	-	-
Shareholders' equity	10,048	10,541	8,015	16,341	29,444
(*)Working capital comprises of:					
Current assets	13,267	7,239	9,525	10,677	20,795
Less: current liabilities	8,011	2,157	3,545	3,669	3,417
	5,256	5,082	5,980	7,008	17,378

3B. Capitalization and Indebtedness

Not applicable

3C. Reasons for the Offer and Use of proceeds

Not applicable

3D. Risk Factors

The following factors, in addition to other information contained or incorporated by reference in this Form 20-F, should be considered carefully.

This report on Form 20-F contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the Private Securities Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; our anticipated use of proceeds; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; and our technological advancement. Actual results could differ materially from those anticipated

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in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this report.

We urge you to consider that statements which use the terms "believe", "do not believe", "expect", "plan", "intend", "estimate", "anticipate", "projections", "forecast" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Market data and forecasts used in this report have been obtained from independent industry sources. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties accompanying any estimates of future market size.

Risks relating to our business:

Our sales in the US depend on one master distributor. In the event that we encounter problems working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on our business.

Up until the fourth quarter of 2002, we marketed our BOScom products in the USA through a US subsidiary (the BOS US division of PacInfo). Currently, we market our products in the USA through one master distributor. In 2004, sales of our BOScom products in the US market accounted for 39% of our sales. In the event that we encounter problems working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect our business.

In 2004 we completed the acquisitions of most of the assets of Quasar Communication Systems Ltd. (which were transferred to our subsidiary, Quasar Telecom (2004) Ltd. ("Quasar Telecom")) and a controlling stake of Odem Electronic Technologies 1992 Ltd. ("Odem"). The integration may interrupt the activities of one or more of the combined companies and could have an adverse effect on the business, results of operations, financial condition or prospects of the Company.

The abovementioned acquisitions involved the integration of companies that had previously operated independently. The difficulties of combining the companies' operations included, and continue to be, but are not limited to: the necessity of coordinating geographically separate organizations and integrating personnel with diverse business backgrounds, potential difficulties in retaining employees and the associated adverse effects on relationships with existing partners. The integration may interrupt the activities of one or more of the combined company's businesses and may result in the loss of key personnel. This could have an adverse effect on our business, results of operations, financial condition or prospects.

We are engaged in a highly competitive industry, and if we are unable to keep up with or ahead of the technology our sales could be adversely affected. Additionally, we are fairly new players in the highly competitive VOIP sector, and there are no assurances that we will be able to effectively compete with the more established businesses in the sector.

IBM sells competing products to our own, and can exercise significant customer influence and technology control in the IBM host connectivity market. We may experience increased competition in the future from IBM or other companies, which may adversely affect our ability to continue to market our products and services successfully.

We also compete against various companies that offer computer communications products based on other technologies that in certain circumstances can be competitive in price and

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performance to our products. There can be no assurance that these or other technologies will not capture a significant part of the existing or potential IBM midrange computer communications market.

The market for our products is also characterized by significant price competition. We may therefore face increasing pricing pressures. There can be no assurance that competitors will not develop features or functions similar to those of our products, or that we will be able to maintain a cost advantage or that new companies will not enter these markets. We believe, however, that our significant proprietary know-how and experience in emulation technology gives us long-term advantages.

The VOIP market is very competitive with large companies such as Cisco competing for the same market segment. There can be no assurance that we will be able to successfully penetrate the market or realize significant revenues from our line of products and become profitable.

Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than ours. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products, than us.

In late 2002 we decided to wind up the business of our subsidiary, Pacific Information Systems, Inc. ("PacInfo"), due to its severe financial situation. PacInfo has already settled with a majority of its external creditors.

The wind up process was accompanied by settlements with a majority of PacInfo's creditors, however, there can be no assurance that such a settlement will be reached with the remainder of the creditors, thus resulting in additional costs to the Company.

Furthermore, certain actions involving PacInfo, if occurred before the end of 2003, may have triggered a tax event for PacInfo former owners (the "Sellers"), who sold PacInfo to the Company in 1998. In such event, we may be obligated, under the purchase agreement, to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, currently estimated at approximately $2 million. The purchase agreement provides that the Company is to receive a security interest in shares of the Company that the Sellers hold at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event we are required to loan such sum to the Sellers, we may also be required to reimburse the Sellers for certain interest on taxes that they may owe. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in our obligation to loan the Sellers such amount and to reimburse them for interest expenses incidental to the tax event. Such a loan and reimbursement may have a material adverse affect on our business condition and results of operations.

If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required

Inventories may be written down for estimated obsolescence based upon assumptions about future demand and market conditions and could adversely affect our business condition and results of operations. As of December 31, 2004, inventory is presented net of $300,000 general provision for technological obsolescence and slow moving items (see also Note 4 to the Consolidated Financial Statements).

Reduction in connectivity fees may adversely affect our sales of cellular communication gateways.

Our cellular communication gateways, based on the technology we had purchased from Quasar Communication Systems Ltd. in September 1994, are used, among other things, to reduce those costs of cellular calls related to the connectivity between the cellular network and the Public Switched Telephony Network ("PSTN"), known as connectivity fees. A reduction in such connectivity fees may decrease the appeal of our cellular communication gateways and adversely affect our revenues generated by these products.

We have had a history of losses and our future levels of sales and ability to achieve profitability are unpredictable.

We have incurred net losses of approximately $2.1 million in 2004, $21 thousand in 2003 and $8.5 million in 2002. As of December 31, 2004, we had an accumulated deficit of approximately $39.1 million. Our ability to maintain and improve future levels of sales and profitability depends on many factors.

These factors include:

- the continued demand for our existing products;

- our ability to develop and sell new products to meet customer needs;

- management's ability to control costs and successfully implement our business strategy; and

- our ability to manufacture and deliver products in a timely manner.

There can be no assurance that we will experience any growth in sales or achieve profitability in the future or that the levels of historic sales or profitability experienced during previous years will continue in the future or that our net losses will not increase in the future.

We depend on certain key products for the bulk of our sales and if sales of these products decline, it would have a material adverse effect on us.

Our IBM midrange related products account for most of our gross profit. We anticipate that our IBM midrange related products will continue to account for a significant portion of our sales and profitability. If sales of our IBM midrange products were to decline significantly for any reason, or the profit margins on such products were to decrease significantly for any reason (including in response to competitive pressures), our financial results would be adversely affected. Over the past few years there has been a continuous global decrease in sales and revenues from the connectivity solutions sector (also known as the legacy family products) (see Item 4B). Although our revenues in this sector have decreased as a result, in comparison to other players in this field, we have fared quite well, but there can be no assurance that we will continue to do so.

To reduce the risk of such a decline or decrease due to competitive pressures or technical obsolescence, we are continually seeking to reduce costs, upgrade and expand the features of our IBM related products, expand the applications for which the products can be used and increase marketing efforts to generate new sales.

Although we are developing and introducing new remote communications products and increasing our marketing efforts, there can be no assurance that the planned enhancements or the new developments will be commercially successful, or that we will be able to increase sales of our IBM midrange products.

If we are unsuccessful in developing and introducing new products, we may be unable to expand our business.

The market for some of our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressure on existing products.

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We established our subsidiary Lynk, a Division of B.O.S. Ltd., which is now known as BOScom, for the purpose of developing, manufacturing and marketing new products for remote networking connectivity and VOIP. However, the VOIP market has been unstable and vulnerable over the past years, and competing in such a market may be a risky endeavor. The VOIP market has suffered from low image due to availability, reliability and quality problems. As such, there can be no assurance that we will realize significant revenues from products developed and introduced by BOScom.

Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products as well as additional applications for existing products, in each case on a timely basis, will be critical in our ability to grow and remain competitive. Although these products are related to, and even incorporate our existing products, there can be no assurance that we will be able to successfully develop and market any such new products. If we are unable to develop products that are competitive in technology and price and responsive to customer needs, for technological or other reasons, our business will be materially adversely affected.

We depend on key personnel and need to be able to retain them and our other employees.

Our success depends, to a significant extent, on the continued active participation of our executive officers, other members of management and key technical and sales and marketing personnel. In addition, there is significant competition for employees with technical expertise in our industry. Our success will depend, in part on:

- our ability to retain the employees who have assisted in the development of our products;

- our ability to attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and

- our ability to attract and retain highly skilled computer operating, marketing and financial personnel.

We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

Indemnification of Directors and Officers

The Company has agreements with its directors and senior officers which provide, subject to Israeli law, for the Company to indemnify these directors and senior officers for (a) monetary liability imposed upon them in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in his capacity as a director or officer of the Company, and (b) reasonable litigation expenses, including attorney's fees, incurred by such a director or officer or imposed on him by a court, in a proceeding brought against him by or on behalf of the Company or by a third party, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in his capacity as a director or officer of the Company. Such indemnification may materially adversely affect our financial condition.

We may be unable to effectively manage our growth and expansion, and as a result, our business results may be adversely affected.

Our goal is to grow significantly over the next few years. The management of our growth, if any, will require the continued expansion of our operational and financial control systems, as well as a significant increase in our manufacturing, testing, quality control, delivery and service capabilities. These factors could place a significant strain on our resources.

7

Our inability to meet our manufacturing and delivery commitments in a timely manner (as a result of unexpected increases in orders, for example) could result in losses of sales, our exposure to contractual penalties, costs or expenses, as well as damage to our reputation in the marketplace.

Our inability to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We have limited experience in making acquisitions.

We may wish to pursue the acquisition of businesses, products and technologies that are complementary to ours. However, to date, our management has had limited experience in making acquisitions. In June 1998, we acquired PacInfo, which was based in Portland, Oregon, and in 2001 PacInfo acquired Dean Technologies LLC ("Dean Tech"), which was based in Grapevine, Texas. Both businesses have since ceased operations. In September 2004, we acquired the majority of the assets of Quasar Communications Systems Ltd., and in November 2004 we acquired 63.8% of the outstanding shares of Odem Electronic Technologies 1992 Ltd. from its existing shareholders. Acquisitions involve a number of other risks, including the difficulty of assimilating geographically diverse operations and personnel of the acquired businesses or activities and of maintaining uniform standards, controls, procedures and policies. There can be no assurance that we will not encounter these and other problems in connection with any acquisitions we may undertake. There can be no assurance that we will ultimately be effective in executing additional acquisitions. Any failure to effectively integrate future acquisitions could have an adverse effect on our business, operating results or financial condition.

The measures we take in order to protect our intellectual property may not be efficient or sufficient.

Our success is dependent upon our proprietary rights and technology. We currently rely on a combination of trade secret, copyright and trademark law, together with non-disclosure and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. Much of our proprietary information is not patentable. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit the access to and the distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. We do not believe that our products and proprietary rights infringe upon the proprietary rights of others. However, there can be no assurance that any other party will not argue otherwise. The cost of responding and adequately protecting ourselves against any such assertion may be material, whether or not the assertion is valid. Further, the laws of certain countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. Substantial unauthorized use of our products could have a material adverse effect on our business. We cannot make assurances that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Additionally, there are risks that arise from the use of intranet networks and the Internet. Although we utilize firewalls and protection software, we cannot be sure that our proprietary information is secured against penetration. Such penetration, if occurs, could have an adverse affect on our business.

We rely on certain key suppliers for the supply of components in our products.

We purchase certain components and subassemblies used in our existing products from a single supplier or a limited number of suppliers. In the event that any of our suppliers or subcontractors becomes unable to fulfill our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained, although we are of the opinion that the level of inventory held by us would probably be sufficient to cover such a period.

Fluctuations in our operating results could result in lowered prices.

Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales and enter into new markets with new products we may find it necessary to decrease prices in order to be competitive.

We have limited capital resources and we may encounter difficulties raising capital.

The continued expansion into the Communication and Electronic Components segment will require additional resources and especially working capital. Our efforts to obtain a significant credit line from a financial institution have not been successful, and therefore we plan to raise additional capital and/or to enter into strategic alliances. However, the Communication market has been unstable and vulnerable and we may encounter difficulties raising capital. If our efforts to raise capital do not succeed, our efforts to increase the business and to compete with our competitors may be seriously jeopardized, thus having a materially adverse effect on our business.

There can be no assurance that we will not be classified as a passive foreign investment company (a "PFIC").

Based upon its current and projected income, assets and activities, we do not believe that at this time the Company is a passive foreign investment company (a "PFIC") for US federal income tax purposes, but there can be no assurance that we won't be classified as such in the future. Such classification may have grave tax consequences for US shareholders. One method of avoiding such tax consequences is by making a "qualified electing fund" election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing US shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to US shareholders if we are subsequently determined to be a PFIC.

We may be required to pay stamp taxes on documents executed by us on or after June 2003.

The Israeli Stamp Tax on Documents Law, 1961, or the "Stamp Tax Law", provides that certain documents signed by Israeli companies are subject to a stamp tax, generally at a rate of between 0.4% and 1% of the value of the subject matter of the applicable document. As a result of an amendment to the Stamp Tax Law that came into effect in June 2003, the Israeli tax authorities have commenced enforcement of the provisions of the Stamp Tax Law.

Consequently, we may be liable to pay stamp taxes on some or all of the documents we have signed since June 2003, which could have a material adverse effect on our results of operations.

Currently, the Israeli High Court of Justice is considering a petition concerning the abovementioned amendment to the Stamp Tax Law and the enforcement actions taken by the Israeli tax authorities. In addition, recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008.

We have significant sales worldwide and could encounter problems if conditions change in the places where we market our products.

We have sold and intend to continue to sell our products in markets through distributors in North America, Europe and Asia.

A number of risks are inherent in engaging in international transactions, including -

- international sales and operations being limited or disrupted by longer sales and payment cycles,

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- possible encountering of problems in collecting receivables,

- governmental controls, or export license requirements being imposed,

- political and economic instability in foreign countries,

- trade restrictions or changes in tariffs being imposed, and

- laws and legal issues concerning foreign countries.

If we should encounter such difficulties in conducting our international operations, it may adversely affect our business condition and results of operations.

As part of a global slow down in technology markets, technology-focused corporations have suffered and as a result their shares have declined in value.

Our Company, like other technology companies, has been significantly impacted by the current market slowdown in the technology industry. Lately, the industry has been showing initial signs of recovery, however, there can be no assurance that the technology market will fully recover or that our operating results will not continue to suffer as a consequence.

Inflation and foreign currency fluctuations significantly impact on our business results.

The vast majority of our sales are made in US Dollars and most of our expenses are in US Dollars and New Israel Shekels ("NIS"). The Dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the Dollar. Our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluations lags behind inflation rate increases in Israel.

If we are forced to repay our secured convertible note in cash, we may not have enough cash to fund our operations and may not be able to obtain additional financing.

Our secured convertible term note issued in June 2004, contains certain provisions and restrictions, which if violated, could result in the full principal amount together with interest and other amounts becoming immediately due and payable in cash. If such an event occurred and if the holder of such note demanded repayment, we might not have the cash resources to repay such indebtedness when due. The note is repayable in 33 monthly installments commencing on October 1, 2004, with principal payments which start at $20,000 and increase to $73,600. Subject to certain conditions, the monthly principal and interest payment on the note may be paid in cash or ordinary shares. If we make the payments on the note in cash rather than ordinary shares, it would reduce the amount of cash available to fund operations. Also, in connection with the issuance of the note, we agreed to certain restrictions upon incurring additional indebtedness such as in case of certain mergers and acquisitions. The existence of debt service obligations and the terms and anti-dilution provisions of the note may limit our ability to obtain additional financing on favorable terms, or at all.

If the investor in our convertible note financing converts or exercises its warrants, or if we elect to pay principal and/or interest on the note with our ordinary shares, our existing shareholders will be diluted. In addition, sales of substantial amounts of our ordinary shares could cause the market price to go down.

To the extent that the note is converted and/or the warrants that were issued with the note are exercised, a significantly greater number of our ordinary shares will be outstanding and the interests of our existing shareholders will be diluted. If these additional shares are sold into the market, it could decrease the market price of our ordinary shares and encourage short sales although the purchaser of the note has agreed to not engage in short sales of our ordinary shares. Short sales and other hedging transactions could place further downward pressure on the price of our ordinary shares. We cannot predict whether or how many of our ordinary

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shares will become issuable as a result of these provisions. Additionally, we may elect to make payments of principal of and interest on the note in ordinary shares, which could result in increased downward pressure on our share price and further dilution to our existing shareholders.

Risks related to our location in Israel:

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell our products or provide our services.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal manufacturing, research and development facilities. Political, economic, security and military conditions in Israel directly influence us. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. The future of the "peace process" with the Palestinians is uncertain and has deteriorated due to Palestinian violence. Furthermore, the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remains a constant fear. The past four years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the "peace process" or by restrictive laws or policies directed towards Israel or Israeli businesses.

Generally, all nonexempt male adult citizens and permanent residents of Israel, including some of the our officers and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since its incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our business may be adversely affected.

Additionally, in recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. Also, due to significant economic reforms proposed by the Israeli government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business. Following the passing of laws to implement economic measures, the Israeli trade unions have threatened further strikes or work stoppages, and these may have an adverse effect on the Israeli economy and our business.

Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have an adverse affect on our business.

If the Israeli Government programs that we benefit from are reduced or terminated, our costs and taxes may increase.

Under the Israeli Law for Encouragement of Capital Investments, 1959, facilities that meet certain conditions can apply for "Approved Enterprise" status. This status confers certain benefits including tax benefits. Our existing facilities have been designated as Approved Enterprises. If we attain taxable income in Israel, these tax benefits will help reduce our tax burden.

In addition, in order to maintain our eligibility for the grants and tax benefits we receive, we must continue to satisfy certain conditions, including making certain investments in fixed assets and operations and achieving certain levels of exports. If we fail to satisfy such

11

conditions in the future, we could be required to refund tax benefits which may have been received with interest and linkage differences to the Israeli Consumer Price Index.

The Israeli Government authorities have indicated that the government may reduce or eliminate these benefits in the future. A termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the Approved Enterprise status of the Company's facilities and programs) or a requirement to refund the tax benefits already received, would have a material adverse effect on the Company's business, operating results and financial condition.

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs approved by a research committee appointed by the Israeli Government are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. Regulations issued under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist equal to 3.5% of sales of products developed as a result of a research project so funded until 100% of the dollar-linked grant is repaid. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits on the date the grants were received.

The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. It also provides that know-how from the research may not be transferred to third parties without the approval of the Israeli Office of the Chief Scientist in the Ministry of Industry, Trade & Labor.

The anti-takeover effects of Israeli laws may delay or deter a change of control of the Company.

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval isn't required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. Shares held by a party to the merger and certain of its affiliates are not counted toward the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may block a merger on this ground. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies, provided that 30 days have elapsed since shareholder approval was received and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer, if as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings, and no other shareholder owns a 25% stake in the Company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 45% or more of the voting power at general meetings, unless someone else already holds 45% of the voting power. An acquisition from a 25% or 45% holder, which turns the purchaser into a 25% or 45% holder respectively, does not require a tender offer. An exception to the tender offer requirement may also apply when the additional voting power is obtained by means of a private placement approved by the general meeting of shareholders. These rules also do not apply if the acquisition is made by way of a merger.

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The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds more than 90% of the outstanding shares. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law.

These laws may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possible affecting the price that some investors are willing to pay for the Company's securities.

All of our directors and officers are non-U.S. residents and enforceability of civil liabilities against them is uncertain.

All of our directors and officers reside outside of the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because the majority of our assets are located in Israel, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

Risks related to our ordinary shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders

The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. Since January 2004 through May 2005, the daily closing price of our ordinary shares has ranged from $1.62 to $4.00 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

- actual or anticipated variations in our quarterly operating results;

- announcements of technological innovations or new products or services or new pricing practices by us or our competitors;

- increased market share penetration by our competitors;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- additions or departures of key personnel; and

- sales of additional ordinary shares.

In addition, the stock market in general, and stocks of technology companies in particular, have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.

The Company's shares may be delisted from the Nasdaq National Market for failure to meet Nasdaq's requirements.

In late 2002 and early 2003 the Company received notice from the Nasdaq Stock Market that its ordinary shares were subject to delisting from the Nasdaq National Market for failure to meet Nasdaq's minimum bid price and shareholders' equity requirements ($10 million) for continued listing on the National Market. As a result of the hearing requested by the Company and supplemental information presented by the Company to the Nasdaq Listing Qualifications Panel by the Company, the Panel determined to continue the listing of the Company's securities on the Nasdaq National Market pursuant to a detailed exception to the

Nasdaq National Market Rules, and the Company successfully met all the conditions set forth in the exception.

On August 30, 2004, we received notice from the Nasdaq Stock Market that our ordinary shares are subject to delisting from the Nasdaq National Market for failure to meet Nasdaq's minimum market value of publicly held shares requirement ($5 million) for continued listing on the National Market. On November 4, 2004 we were notified by Nasdaq that we have regained compliance with this requirement.

On January 25, 2005, we received notice from the Nasdaq Stock Market that we were not in compliance with the minimum $10 million shareholders' equity requirement for continued listing on the National Market. Following that notice, on January 28, 2005, we received an additional notice indicating that based on further review of our financial statements as they appeared in our filing on Form 6-K dated January 10, 2005, it was determined that the shareholders' equity was $10,601,000 on a pro forma basis as of September 30, 2004. Therefore we were in compliance with the stockholders' equity requirement for continued listing on the National Market and the matter had been closed.

However, on June 2, 2005, the Company again received notice from the Nasdaq Stock Market indicating that based on the results for the period ended March 31, 2005, the shareholders' equity was $9,425,000, and accordingly not in compliance with the minimum $10,000,000 shareholders' equity requirement for continued listing on the National Market. Therefore, the Nasdaq Staff is reviewing the Registrant's eligibility for continued listing on the Nasdaq National Market, and the Registrant has provided, as requested, its specific plan to achieve and sustain compliance with the listing requirements.

There can be no assurance that we will be able to meet and continue to meet these or other Nasdaq requirements to maintain our Nasdaq National Market listing, in which case we will have the right to apply for a transfer of our ordinary shares to the Nasdaq Small Cap Market.

Item 4: <u>Information on the Company</u>

4A.   History and Development of the Company

We were incorporated in Israel in 1990 as a private corporation under the Israeli Companies Ordinance, 1983. We design, integrate and test our products in our facilities in three locations in Israel. Our headquarters and manufacturing facilities are located at Teradyon Industrial Zone, Misgav 20179 Israel, telephone number 972-4-990-7555. The facilities of our subsidiaries (Odem and Quasar Telecom) are located in the center of Israel.

We are providing solutions that deliver connectivity between systems, systems and people, and people-to-people. We have enabled customers worldwide to move up seamlessly to new technologies and capabilities.

In January 2002, the Company changed its organizational structure. As part of this change, the Company 's marketing, development, production and support activities were sold to BOScom Ltd. (formerly named Lynk, a Division of B.O.S Ltd.), an Israeli subsidiary founded in 1995 (and which is a wholly-owned subsidiary since 2002).

We currently manage our operation through our subsidiaries:
a) BOScom that is engaged in Connectivity Solutions and Communication Solutions that are based on VoIP technology;
b) Quasar Telecom that is engaged in Communication Solutions that are based on cellular technology; and
c) Odem that is engaged in the supply of electronic components and solutions.

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Commencing 2004, the Company manages its business, through its subsidiaries, in three reportable segments, which consist of Connectivity Solutions, Communication Solutions and the supply of Electronic Components.

Connectivity Solutions focuses on emulation solutions for the popular IBM iSeries, enabling customers to extend its capabilities and life cycle. Our server and associated modules empower the iSeries, providing a scaleable solution for transparent expansion and growth. PrintBOS, an Output Management solution, provides design, print, distribution and archiving management solutions that are best-of-breed. PrintBOS enables customers to cut costs, enhance brand and marketing clout, and direct output to multiple distribution channels.

Communications Solutions provides advanced migration solutions for a full range of telecom channels, including VoIP and cellular.

Electronic Components are based on Odem Electronic Technologies 1992 Ltd. ("Odem") in which a controlling stake was acquired in 2004. Odem provides solutions in semiconductors, electronic components, CCD, imaging, networking, telecom and automation.

We constantly seeks growth opportunities by developing new marketing channels for our products in North America, Europe and emerging markets in Eastern Europe, Asia-Pacific and South America. We continues to raise funds from investors in order to expand operations and capitalize on merger and acquisition growth opportunities.

In September 2004, the Company entered into an agreement with Quasar Communication Systems Ltd., an Israeli company engaged in the business of developing, manufacturing and selling cellular communication gateways, to purchase the majority of the assets and liabilities of Quasar Communication Systems for an aggregate consideration of $539,000 by the issuance of 285,000 of the Company's ordinary shares. The assets and some of the liabilities of Quasar were transferred into Quasar Telecom (2004) Ltd. ("Quasar Telecom"), a wholly owned subsidiary of the Company (previously named Boslynk Ltd.). The results of Quasar Telecom's operations have been included in the consolidated financial statements since September 28, 2004. The acquisition enables the Company to continue developing the communication division, while offering to the Company's clients an extended product line that will enable savings in telecommunication expenses for enterprise.

We are also the controlling shareholder of Odem, after purchasing on November 18, 2004, 63.8% of Odem's issued and outstanding shares from Odem's existing shareholders. The consideration for the Odem shares was $2,740,000, comprised of cash in the amount of $1,971,000 and $769,000 by the issuance of 290,532 of the Company's ordinary shares (subject to "lock-up" periods of 2 to 4 years). In addition, Odem's selling shareholders and the Company have certain put and call options, with respect to all of the remaining Odem shares held by such sellers, exercisable for a consideration comprised of additional cash and issuance of additional ordinary shares of the Company. The Company recorded assets and liability with respect to these options at fair value. The put option liability will be measured periodically until it expires or exercised and changes in the fair value will be charged to finance expenses. Odem, an Israeli company, is a major solution provider and distributor of electronics components and advance technologies in the Israeli market.

In addition, we have an interest in Surf Communications Solutions Ltd. ("Surf"), a developer and global supplier of universal access and network convergence software solutions to the wireline and wireless telecommunications and data communications industries. In November 2001, the Company invested $1,000,000 as part of a private placement in Surf. At the same time, the Company converted its convertible loan in the amount of $1,042,000 (principal and accrued interest) into Preferred shares in Surf at an exercise price equal to Surf's fair value as determined in the investment agreement. As a result of this private placement, the Company's holding in Surf was diluted to 17%. Accordingly, the investment was accounted based on the cost accounting method.

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In March 2003, the Company purchased from Catalyst Investments L.P. ("Catalyst") most of the Surf shares held by Catalyst (191,548 of Catalyst's Preferred C shares in Surf, and a pro rata share of the Surf Preferred C warrants held by Catalyst), in consideration of $1,755,000 by the issuance of ordinary shares of the Company (representing 19.9% of its current outstanding shares pre-issuance, as a result of which Catalyst held 16.6% of the outstanding Company shares, after the issuance). The Company has an option to purchase the remaining Catalyst Preferred C shares in Surf by January 31, 2006, and until such purchase has voting rights in these Surf shares, in addition to being entitled to profits resulting from the sale of these shares to a third party. The Company later assigned these voting rights (see Item 7B). As a result of the transaction with Catalyst, the Company's holdings in Surf equal 22.5%, and 19.7% of the voting rights (post-assignment). The Company's investment in Surf is currently accounted for based on the equity accounting method.

BOScom Ltd.'s subsidiaries are: Better On-Line Solutions Ltd. in the U.K; Better On-Line Solutions S.A.S. in France; and BOSDelaware, Inc., in the US. During 2003, the operation of BOScom's subsidiaries was ceased (although all subsidiaries, except for the French one, still exist) and the sales and marketing in Europe and the United States have since been conducted through master distributors.

Discontinued operation – computer networking:

On June 1, 1998, we acquired 100% of the share capital of PacInfo, a U.S. corporation which resold, installed and provided computer networking products to various business entities. In 2001, PacInfo acquired 100% of Dean Tech Technologies Associates, L.L.C. (Dean Tech). Dean Tech was an IBM Advanced Business Partner providing complete IT solutions utilizing IBM's industry-leading eServer pSeries and xSeries lines of servers, as well as IBM Total Storage Solutions. 100% of our computer networking revenues were derived from sales to US customers. In the fourth quarter of 2002, Pacinfo's operation was wound up due to a change in the Company's strategy as a result of Pacinfo's severe financial situation. Dean Tech has also ceased all operations.

Our U.S. subsidiaries are Lynk USA, Inc., and its subsidiary PacInfo, Inc. Both are non-operational and commencing the beginning of year 2003 we market our products in the U.S. through one Master Distributor.

4B.   Business Overview

Industry Background

The Company manages its business in three reportable segments, which consist of Connectivity Solutions, Communication Solutions and the supply of Electronic Components Solutions.

(a) Connectivity Solutions

In the 1960s and 1970s, the business computing environment was typically organized with the mainframe in the data center and minicomputers at the division or department level. The host mainframe and minicomputers were accessed by "dumb" terminals at the user level. These host systems featured high performance and throughput and often ran custom-designed, critical applications such as organization-wide payroll, general ledger, inventory management and order processing programs. Because of the importance of the mainframe and minicomputers as central repositories of corporate data and critical applications, significant corporate resources were, and continue to be, dedicated to maintaining this installed hardware and software base. Although these host systems are capable of supporting enterprise-wide information system networks, their applications are generally characterized by limited availability, complex command sequences and character-based user interfaces.

With the introduction and proliferation of the personal computers in the 1980s, a substantial amount of corporate computing power was added to the worker's desktop, a change

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facilitated by the availability of increasingly powerful personal productivity applications such as spreadsheets and word processors. Personal computers began replacing dumb terminals and, as the business computing environment became increasingly heterogeneous, organizations found themselves with significant investments in multiple, but often incompatible, systems each performing different functions within an organization.

Despite the functionality of personal computers, users still needed access to certain data and applications residing on host systems. Terminal emulation hardware and software was developed to provide host connectivity by allowing personal computers to emulate the dumb terminals they had replaced. Often, however, these terminal emulation products were complicated, difficult to use and allowed only a single connection to a single host. In addition, terminal emulation products made little or no provision for the integration of host data and applications with personal computers data and applications such as spreadsheets. Therefore, the full capabilities of the personal computers were not available to the user when the personal computer was used as a terminal.

In the mid-1980s, the desire of personal computer users to share files and peripheral devices, and to communicate with other users, led to the widespread implementation of Local Area Networks. Local Area Networks significantly expanded an organization's ability to more efficiently connect increased numbers of its personal computer users to host environments through a "gateway" dedicated to LAN-to-host communication services. The personal computer software enabling this LAN-to-host connectivity continued to use terminal emulation technology.

The emergence of the Internet/intranets in the 1990s has encouraged the development of numerous new products and services that enable and facilitate access and connectivity of host computers with computer networks. New IBM midrange products have expanded capabilities of the iSeries in the area of electronic commerce.

Continued widespread use of Twinax cable infrastructure has created a need to develop solutions that can provide these users with such features as e-mail, networking, and Internet.

An industry trend noticed in the late 1990s was a move to a "thin client" environment. Larger enterprises use this method as a means to reduce cost of ownership by employing Microsoft Windows NT/2000 Terminal Servers, which enable central configuration and user management. Terminals ("thin clients") are deployed to users throughout the network to provide the requisite connectivity to host applications. We moved into this arena in early 2003 with a progressive release program culminating in a full suite of thin clients and Ethernet terminals. In the first quarter of 2005, we stopped our activities in the thin client sector and assigned our rights with suppliers to our master distributor in the U.S., as the profit margin for these products was small, its influence on our revenues marginal, and the risk significant.

(b) Communication Solutions

In 1995 the first Client VoIP solution was introduced to the market by VocalTec, an Israeli company that demonstrated telephone calls over the internet. Since then, in an accelerated mode, the VoIP (Voice over Internet Protocol) and IP Telephony (Internet Protocol Telephony) have become a market with a turnover of billions of dollars.

Large companies like Cisco, as well as telephony players such as Lucent, Nortel, Siemens, Alcatel, Avaya and others are selling VoIP solutions and embedding such technologies into their product lines.

As broadband connectivity grows in popularity for all organizations, major savings on calls are a potential reason for migrating traditional calls to VoIP. Service availability and quality of service (QOS) are two key issues that enterprises need to address in the Internet architecture to availability and quality. The incremental cost savings for Internet telephony will depend on the mix between on-net and off-net calls. Global enterprises with extensive

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private voice networks will realize greater savings on global destinations by avoiding international tariffs.

As the accelerated growth and penetration of the cellular communication, there is an increase demand to extend the PBX functionality and connecting branch offices with the mobile community via cellular gateways in order to reduce communication costs among different operators. In September 2004, the Company purchased most of the assets of Quasar Communication Systems Ltd., an Israeli company engaged in the business of developing, manufacturing and selling cellular communication gateways. The acquisition enables the Company to continue developing the communication division, while offering to the Company's clients an extended product line that will enable savings in telecommunication expenses for enterprise.

(c) Electronic Components

Components are the basic building blocks of all electronic products and in the twenty-first century the end use of electronic products spans virtually all sectors of the economy. There are three major end uses for electronics components (a) information technology (IT); (b) industry; and (c) transportation and consumer goods.

The twentieth century global revolution in electronics contributed to both the automation of repetitive tasks and the more efficient performance of other tasks. This revolution began in the late 1940s, followed by advances in integrated circuit technology in the late 1950s. Since 1960, continuous improvements in the production of components and subsystems have allowed prices to decline sharply, while market size increased dramatically.

There are two major groups of components: a large family of active components and a small group of passive components. Active electronic components are semiconductor products that supplanted the previous generation of vacuum tube devices. Passive components can interrupt, resist, or otherwise influence current flow, but cannot control it. Passive components are capacitors, resistors, connectors, filters and inductors. In general, the "passives" are used to enhance or supplement the performance of ICs. The demand for electronic components is a derived demand. The vast majority of both active and passive components are installed in "original equipment manufacturer" (OEM) products: consumer electronics, motor vehicles, telecom equipment, factory automation systems, military hardware, and other goods.

Since electronic components are so widely installed, their market is affected by all major macroeconomic variables, such as capital spending, disposable income and government budgets.

Description of Business Product Lines

(a) Connectivity Solutions

The Connectivity Solution product line focuses on emulation solutions for the popular IBM iSeries servers, enabling customers to vastly extend its capabilities and life cycle. Its BOSâNOVA products family empower the iSeries, providing a scaleable solution for transparent expansion and growth.

Connectivity products are based on TCP/IP to Twinax controllers, as well as iSeries full and rich TCP/IP emulation, that help extend the life cycle of the organization's iSeries and achieve a rapid ROI. All products are unmatched in their emulation capabilities, compatibility and transparency

Realizing the changing role of this IBM midrange environment in today's workplace, our mission is to provide our users with technologically advanced and cost-efficient solutions for connectivity between them and personal computers and local area networks, whether local or

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remote. We sell and support our products worldwide through distributors, and value-added resellers.

Our proprietary products are sold to users of IBM iSeries, which are predominantly medium to large sized corporations that use large data banks in their businesses and require the ability to integrate and manipulate the data into graphics and popular personal computer programs. The target market for our products is composed of the owners of approximately 500,000 IBM Series servers and the growing number of users who connect to these computers through the Internet, intranets and various other connectivity products.

Our main product line is comprised primarily of TCP/IP to Twinax controllers that allows Legacy Twinax equipment to work locally or remotely via TCP/IP line to the Series server. In addition we have a line of emulation software, to simulate a personal computer environment having the same functionality to which the users are accustomed (i.e. Windows or similar graphical interfaces), while using a midrange computer. The emulation solutions are offered at two levels - at the user interface level and at the computer connectivity level. At the user interface level, our emulation technology allows customers to utilize popular Windows functions and graphics. At the connectivity level, our connectivity technology provides personal computers with the ability to act as terminals for IBM midrange computers either through gateway, Internet or direct connection.

We are using our expertise in the midrange computer environment to develop Internet/intranet solution products that will enable and enhance connectivity between IBM iSeries computers and personal computers via the Internet and intranets.

In 2004, 60% of our sales were attributable to sales of Connectivity solutions and services.

Below is a description by category of our development activity in the connectivity product line:

(a1) iSeries Display and Printing Emulation for LAN/WAN

In December 1997, we announced our BOSaNOVA transmission control protocol / internet protocol product, a connectivity tool for organizations with either local or remote TCP/IP networks (intranet or extranet) of personal computers using Windows 9x/Me or NT/2000/XP operating systems connected to the iSeries. Development resources in 1999 were directed toward making TCP/IP connectivity available for Twinax users. The e-Twinax technology has now been implemented in products such as the BOSaNOVA Plus, BOSaNOVA TCP/IP, and e-Twin@x Controller, which made its debut in the middle of 1999, and has been rapidly established as the remote computer controller of choice.

(a2) Browser-based Web-to-Host GUI Display and Printing

In December 1997, we introduced BOSaNOVA WEB, a Java-based application that provides iSeries web-emulation, allowing organizations to upgrade their iSeries to enable full web benefits. BOSaNOVA WEB slashes communication costs, ensures a friendly, transparent work environment, installs rapidly and easily without a client install and delivers a very fast ROI.

Loaded on a central server and managed by a network supervisor, BOSaNOVA WEB allows normal user changes to occur hassle-free. Whether moving users to new workstations, upgrading software, pushing out new applications, or enhancing security, users simply log on to receive the correct workstation parameters for their jobs.

The server and users are managed easily and economically via the browser. The Network Supervisor can change or modify parameters from any enterprise computer whether internal or external. There is no need to use the server's computer for changes or upgrades. It is all done seamlessly via the web and from a remote workstation.

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Application upgrades and parameter changes are automatically delivered to end-users as soon as they log on via the browser to the web server integrated into BOSaNOVA WEB.

BOSaNOVA WEB eliminates the need for both additional "push" software and expensive technical support at the desktop. Additionally, the client/server architecture means current cache capabilities can be used, thus enabling upgrades in real-time.

The client/server architecture allows all internal and external iSeries users to benefit from the network. Users access the iSeries through the BOSaNOVA web server which incorporates a web server. The server encodes all transmitted information, complying with SSL standards, amplified by user verification via a client certificate.

BOS's Printer Client technology is embedded in BOSaNOVA Web to enable to print via the web.

(a3)Twinax-to-Ethernet Controllers

The e-Twin@x Controller, which made its debut in 1999, supplies a secure, encrypted TN5250e connection to the iSeries over the Internet or WAN, and provides local or remote Twinax networks with access to LAN resources. The e-Twin@x Controller allows enterprises to leverage their Twinax investments (in equipment and cabling) while providing the benefits of a TCP/IP connection. Dramatic improvements in performance, uptime and cost-efficiency are the result. A new model, the e-TwinStar, was released in 2002. It features native support for CAT5 cabling, in the form of built-in RJ45 sockets, saving customers with this environment the cost of an active star hub.

(a4) Software Utilities

The PrintBOS Output Management product, which introduced in late 1998 is an innovative Enterprise Output Management solution answering a growing demand for central printing and output management solutions in medium and large IT organizations. PrintBOS is implemented as the central solution for layout design, printing, faxing, e-mailing, archiving, barcode printing, cheque printing and secured printing in banks, insurance companies and medium and large corporations. PrintBOS is also a recognized complementary solution for SAP layout design and printing and integrates SAP output with other enterprise software outputs.

PrintBOS was designed for a wide range of operating systems, including mainframe and UNIX.

PrintBOS customers use it for a variety of documents- from forms, reports, barcodes and labels to faxes and cheques. PrintBOS transparently intercepts these print jobs and applies the correct graphic formatting to create the customer's preferred output. Time and labor-saving, PrintBOS allows employees to focus on more added-value tasks than output jobs.

(b) Communication Solutions

Our communication products include multi-path, intelligent routing VoIP gateways, GSM gateways and other cellular gateways. Designed for the corporate market, these devices enable major reduction of inter-office, long-distance and cellular-to-line communication costs using VPN, cellular-to-cellular networks or the public Internet to carry telephone calls.

Additionally, they extend PBX functionality to enterprise branch offices. Supporting standard protocols, the gateways are built on robust platforms to allow modular incorporation of value-added applications.

Designed for the enterprise market and OEMs, our Claro VoIP solutions are the preferred choice for sites requiring from just a few connections to mid-market sites with hundreds of connections. Our VoIP products are distinguished by their seamless integration. For end users, this means absolutely no change in their familiar work environment, eliminating a

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learning curve. For enterprises, it translates into a more affordable, attractive investment, as VoIP products fit in with existing equipment, and demand no changes or additions, delivering significant, measurable economies of cost.

The Cellular Gateways Solutions of Quasar Telecom have become an integral part of the Communication division with their acquisition in 2004 (see Item 4A). Quasar Telecom's proven cellular technology creates gateways between the corporate PBX and cellular network to enable cost savings of communication cost.

In 2004, 16% of our sales were attributable to sales of communication products and services.

(c) Electronic Components

Our subsidiary, Odem, is engaged in solutions of electronic and electromechanical components and electronic systems for local and international customers in the defense industry and in the telecommunications and imaging branches.

Odem, distributes components and represents suppliers in three areas:

• Electronic components
• Information technology hardware
• Image processing products

Electronic Components

Odem imports electronic components and distributes them to the local defense and civilian electronic industries. It represents suppliers of components in four categories:

1) Active Components - semiconductors, transistors, detectors, diodes, integrated circuits, hybrid modems, cellular components, communication ICs, memories, displays, and LEDS;

2) Passive Components - capacitors, thermistors, varistos, oscillators, crystals, resistors, C-DC converters, and power supplies;

3) Electro-mechanical Components - relays, connectors, circuit breakers, filters, transformers, plugs, thermostats, switches, etc.

4) Discontinued Semiconductors- made by Intel, Fairchild, Harris, Microchip, National, Quality SMC, Texas Instruments, Vantis, Motorola, and more.

Information Technology

Odem provides full access solutions for IT and telecommunications (LAN/WAN) applications, selling communication servers, multi-protocol print servers, server adapters, USB products, switches, fiber optics equipment, ADSL and XDSL routers, modems, VoIP equipment, ATM devices, and more. During 2004, Odem begun to provide products and solutions in the filed of RFID (Radio Frequency Identification Devices), a market that is believed to become an additional growth engine in the near future.

This identification technology requires a power source at one end only, usually the scanning device, while the scanned device does not require power source. These RF based products are currently used in identifying livestock (cattle) and pets (municipal authorities can read data without physically catching the animal) and in motor racing, and has a large potential in consumer applications, such as product marking and automated billing in supermarkets and department stores.

Image Processing Products

Odem markets image processing products, Charge-Coupled-Device (CCD) and CMOS imaging technologies. The products and technologies Odem markets in this field, such as CCD & CMOS sensors, line and area scan and camera interface items, are used in

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applications of management and quality control in production lines for products such as semiconductors, PCBs, and textiles.

In 2004, 23% of our sales were attributable to sales of the Electronic Components Solutions segment. This rate is expected to grow during 2005 as Odem's operating results will be fully consolidated.

Products

Our product offering is currently comprised of solutions in the fields of connectivity, communication and electronic components.

(a) Connectivity Solutions -

Our products are divided into three areas:

- connectivity emulation solutions,

- gateway/server solutions,

- software utilities solution,

(a1) Connectivity Emulation Solutions

Our emulation products provide personal computer users with easy access to computer applications and data on IBM midrange computers. These products establish communications connections between an end user's personal computer or Local Area Network and IBM midrange computers using TCP/IP, easy-to-use network or Twinax hardware and software.

Our connectivity emulation products include emulation boards, emulation software, and controllers as described below:

Emulation Boards

- *Native Plus.*
  An IBM-compatible Twinax card with 5250 Stealth Technology ™. This product does not require a memory segment of the personal computer or its valuable resources in order to facilitate interaction with the hardware.

- *BOSaNOVA Plus.*
  An enhanced version of the Native Plus that includes a Twinax adapter card with feature-rich 5250 display/printer emulation software for either DOS, 16- or 32-bit Windows and 32-session APPC display/printer emulation software. This product is based on an IBM compatible Twinax card with 5250 Stealth Technology™.

Emulation Software

- *BOSaNOVA TCP/IP.*
  A robust client application that provides Windows9x/Me/NT/2000/XP users on a TCP/IP network with essential iSeries connectivity. The product includes BOS's rich 5250 emulation, LPD printing capabilities, file transfer and a remote command facility.

- *BOSaNOVA WEB*
  A Java-based application that provides iSeries users with TN5250e emulation and printing and SQL-based data transfer on personal computers via an Internet browser. It is aimed at organizations that use the Internet and intranet for an increasing number of applications. BOSaNOVA WEB enables any user equipped with a Java-enabled Web browser to securely access iSeries applications, eliminating the need to install and upgrade

emulation software on each of the attached clients, and reducing the maintenance and overhead usually associated with installation and updating of client applications for secure communication over traditionally non-secure TCP/IP networks. BOSaNOVA WEB includes SSL data encryption, IP address restriction and BOSaNOVA WEB server log-in.

- *BOSaNOVA Secure*

  A BOSaNOVA Secure is an all-in-one solution for totally secure iSeries emulation delivering security from the workstation through the gateway to the organization level. Secured TN5250 emulation solution for the Desktop on the TCP/IP net. Implements SSL and SSO (Single Sign ON) with Kerberos. This outstanding security emulation provides a comprehensive net security solution, including data on the net. While current customers can implement the SSL protocol and SSO (Single Sign ON) add BOSaNOVA Secure to BOSaNOVA TCP/IP, new customers are offered BOSaNOVA Secure.

(a2) Gateway/Server Solutions

Our gateway solutions provide host access to personal computers not directly connected to the host, either through remote gateways, which allow personal computer users to receive emulation sessions over telephone lines, or through Local Area Network gateways, which provide a bridge between the host and all personal computers on a local area network. Gateways, residing in the same physical premises as the host and connected to it directly, are connected to the host on one side, and either Local Area Network or serial communication port on the user side. Remotely attached gateways replace controllers and primarily serve users of one remote office or site. Most users at the remote site are connected through the Local Area Network to the gateway. Remote gateways usually utilize some sort of System Network Architecture protocol to connect to the host.

Our gateway/server products include:

- *e-Twin@x Controller*.
  This product provides IP over Twinax connection to local and remote Series, adding the benefits of a Local Area Network to existing Twinax infrastructure. This product eliminates the difficulty of maintaining System Network Architecture and Anynet protocols, replacing them with fast, state-of-the-art Transmission Control Protocol / Internet Protocol (TCP/IP).

- *Advanced Server for SAA*.
  A gateway package for connecting LAN-based personal computers to IBM midrange (iSeries) hosts. Advanced Server for SAA is comprised of server and client workstation software that facilitates communication between the personal computer and the host, thereby conserving host resources for more important tasks such as serving more simultaneous users. The product was introduced to the European market at the end of 1996 and to the US market in the fourth quarter of 1997.

(a3) Software Utilities Solutions

A *PrintBOS* is an Enterprise Output Management solution answering a growing demand for central printing and output management solutions in medium and large IT organizations. PrintBOS is implemented as the central solution for layout design, printing, faxing, e-mailing, archiving, barcode printing, cheque printing and secured printing in banks, insurance companies and medium and large corporations. PrintBOS is also a recognized complementary solution for SAP layout design and printing and integrates SAP output with other enterprise software outputs.

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PrintBOS was designed for a wide range of operating systems, including mainframe and UNIX.

(b) Communication Solutions -

Our products are divided into two areas:

- VoIP Gateways Solutions

- Cellular Gateways Solutions

(b1) VoIP Gateways Solutions

- *Claro 3000 Gateways*
  The Claro 3000 family provides a complete, integrated solution with the existing telephony network, while supporting ISDN PRI (E1/T1), ISDN BRI and analog telephony interfaces. Claro gateways provide superb audio quality in an easy-to-install and maintain affordable solution. Claro supports ISDN PRI (E1/T1), ISDN BRI and analog telephony interface. All that needs to be done is to plug the PBX trunk (PRI E1/T1, BRI or analog lines) into one side of the Claro gateway, the PSTN Central Office lines into the other, and then connect the gateway to the IP network. The organization's existing equipment is fully leveraged, without PBX customization, and without the expense of additional lines or voice cards. Businesses maximize savings while guaranteeing clear calls in a no-risk investment that does not require any changes in current equipment. Best of all, employees enjoy fully transparent usage: no change in dialing habits at all. Voice quality is optimized through unique algorithms that boost Quality of Service to maximize stable clarity. Moreover, Claro is always up, with instant access to PSTN at any time, and no single point of failure.

- *Claro 3031 Gateways*
  Designed for small offices, Claro 3031 is a compact combination call and data routing solution for remote and branch offices. It transforms any two-line analog office phone system into a feature-rich converged voice/fax/data communication network. Claro 3031 delivers superb audio quality, is easy to install and maintain, and is highly affordable. Claro 3031 supports LAN switching, WAN routing and VoIP in one small-footprint package. It guarantees carrier-grade voice quality connections while maximizing cost-savings, with automatic routing to PSTN when the IP network cannot deliver the pre-specified quality level.

- *Claro 2000 Gateways*

  Claro 2000 family delivers VoIP using existing telephony network, while providing a solution for termination and origination through the same gateway. Proprietary quality-boosting algorithms ensure the highest voice quality, while continuous operations are guaranteed because there is no single point of failure. In short, these gateways deliver superb audio quality, are easy to install and maintain, and are highly affordable. Claro 2010/2020/2050/2060 supports ISDN PRI (E1/T1) and analog (FXS and FXO) telephony interface.

- *Claro to Go*

  Claro to Go is USB device for IP telephony with analog phones. Now the user away from the office can enjoy all the savings of IP in a completely transparent manner. Claro to Go plugs into the USB port of a PC or laptop on one side, and into any analog telephone on the other. Digital voice

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quality is crystal clear. Claro to Go works seamlessly with other Claro to Go units and Claro IP telephony gateways, and can take advantage of all their features. Works seamlessly with gatekeeper and SIP proxies for service providers. Claro to Go supports Flash to enable supplementary services such as Call Transfer, Conference Call and Voice Mail call.

(b2) Cellular Gateways Solutions

The CelluLink product line creates a direct connection between the office PBX and the cellular network. CelluLink enables cost savings, as it eliminates the interconnection charges between cellular and landline (PTT) networks.

Marketing, Distribution and Sales

We market our products primarily to medium to large sized corporations through a combination of direct sales, indirect distribution and original equipment manufacturers, with our primary focus on resellers and distributors.

In the United States, up until the fourth quarter of 2002, we marketed our BOScom products through a US subsidiary (the BOS US division of PacInfo). Since January 2003, we market our products through one Master Distributor located in Phoenix, Arizona, which coordinates the midrange connectivity-related marketing efforts of dozens of distributors and resellers, and also offers technical support and after-sales service. Odem operates in the United States through a wholly owned company, Rubi-Tech, Inc., located in Sherbourn, Massachusetts.

In Europe, up until the second quarter of 2003, we marketed our BOScom products through subsidiaries in U.K and France. Currently, we market our products through local distributors that provide pre and post sales support. Products sold in the rest of the world are serviced from our headquarters in Israel.

We further rely on peripheral product distributors who offer our products along with other products for the IBM midrange market. We also rely on value added resellers who offer system sales and installation which include a variety of our products. In addition, we heavily depend upon our own marketing resources operating from Israel.

Our largest customer is our Master Distributor located in Phoenix, Arizona.

We generally do not have any significant backlog because orders are usually shipped when received.

Our Company's sales do not fluctuate seasonally, with the exception that third quarter sales are affected by vacations in Europe and the holidays in Israel, and December and January sales are affected by the Christmas and New Year festivals.

The following table sets forth our revenues (in thousands of US$) from the continuing operations, by major geographic area, for the periods indicated below:

	2004	%	2003	%	2002	%
United States	3,252	39%	2,974	52%	4,989	53%
Europe	1,066	13%	1,198	21%	2,148	23%
Israel and others	3,964	48%	1,556	27%	2,304	24%
Total Revenues	8,282	100%	5,728	100%	9,441	100%

See Note 18b to the Consolidated Financial Statements.

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Manufacturing

Our products are designed, integrated and tested at our facilities in Israel. The manufacturing is done by Israeli subcontractors using components and subassemblies supplied by vendors to our specifications. Certain components and subassemblies used by us in our existing products are purchased from a single supplier or a limited number of suppliers. Most of the imported components are purchased in Israel from local representatives of the manufacturers. Some of them have exclusive representative rights in Israel. In the event that these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. We do our best effort to keep sufficient quantities of components that will enable us to find a second source, when needed. We generally maintain an inventory of components and subassemblies which we believe is sufficient to limit the potential for such an interruption. Our current manufacturing facilities have sufficient capacity to exceed current demand. The prices of raw materials used in our industry are volatile and availability of electronic components may vary due to changing demands in the market.

Intellectual Property

We currently rely on a combination of trade secrets, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products.

We believe that the improvement of existing products, reliance upon trade secrets and proprietary know-how and the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware remaining "trade secrets" or subject to copyright protection.

Generally, we enter into non-disclosure and invention assignment agreements with our employees and subcontractors. However, there can be no assurance that our proprietary technology will remain a trade secret, or that others will not develop a similar technology or use such technology in products competitive with those offered by us.

While our competitive position may be affected by our inability to protect our proprietary information, we believe that because of the rapid pace of technological change in the industry, factors such as the technical expertise and the knowledge and innovative skill of our management and technical personnel, name recognition, the timeliness and quality of support services provided by us and our ability to rapidly develop, produce, enhance and market software products may be more significant in maintaining our competitive position.

To date, no material claims have been made against us for infringement of proprietary rights of third parties. There can be no assurance, however, that third parties will not assert material infringement claims against us in the future.

As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software programs will increasingly become subject to infringement claims. The cost of responding to any such assertion may be material, whether or not the assertion is valid.

Competition

Connectivity Solutions:

The connectivity market is subject to rapidly changing technology and evolving standards incorporated into personal computers, networks and host computers. BOS's products compete with products that have already been on the market for a number of years and manufactured by competitors, most of which have substantially greater financial, marketing and technological resources and name recognition than ours.

Our competitors include IBM, Perle, Advanced Business Link, IGEL, CLI PowerTerm, NLynx, NetManage, Attachmate, and Seagull, Adobe, Optio and Formscape.

Communication Solutions:

The Communication industry is highly competitive. Some of the competitors in the VoIP market include Cisco Systems, Inc., Nortel, Alcatel, Multi-Tech, Mediatrix, VegaStream and Quintum. There can be no assurance that these or other companies will not offer lower priced or more sophisticated products than those being developed or introduced by the Company, and by so doing capture the market for such products.

Electronic Components Solutions:

The common practice in the industry is that suppliers and manufacturers usually grant a non-exclusive representation right in a specific territory. As long as sales reach a reasonable level and the relationship between the parties is good, the supplier will usually not grant another representation in the agreed territory.

Although Odem does not posses exclusive representation agreements, in most cases it does not have a local competitor who distributes components of the same source.

The number of cases in which territorial-based distributing agreements are challenged by foreign large distributors, who receive a special discount on large volume purchases and compete with the local distributor by selling directly to its customers, is increasing. Still, despite inferiority in pricing, local distributors have some advantages over such competition by providing close and continuous technical support, large inventory, a wide spectrum of products and short reaction time.

Odem currently represents about 30 overseas suppliers, out of which approximately 20 are electronic components suppliers, 8 market IT equipment, and 2 are suppliers of market image-processing products.

There are more than 200 agents and distributors operating in the electronic components market in Israel. Five local electronic component distributing companies - Telsys Ltd., Nisco Projects Ltd., STG Ltd., Semicom Ltd. and Rapac Electronics Ltd., are publicly traded on the Tel Aviv stock exchange. Other large and influential companies which are active in the electronic components market are Eastronics Ltd**.,** STG International Ltd., Chayon Computers Ltd., RDT Ltd. and Abnet Communications Ltd.

Strategy

The Company's strategy is to enable organizations to increase operational efficiencies while leveraging their existing infrastructure. We will continue to focus and enhance our existing product lines while continuing to search for additional growth through merger and acquisitions. As the competitive markets drive organizations to seek continuous improvements and cost cuts, we believe that our products can improve the cost effectiveness of customer information systems and increase user productivity with:

- easy simultaneous access to and use of customer host and LAN-based computing resources;

- familiar and easy-to-set-up and use communications among personal computers, LANs and host computers;

- utilities and tools that simplify distributing computing between IBM midrange host systems and personal computer and LAN systems;

- utilities and tools that improve the appearance and distribution efficiency of forms throughout the organization; and

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- utilities and tools that enhance and preserve customer investment in equipment and personnel training.

The key elements of our strategy are as follows:

- *Maximize efficiency for IBM midrange market*. Through our Connectivity Solutions division, we intend to expand and support our emulation product line for IBM midrange computers. This includes continuous upgrading and improvement of our connectivity emulation products for direct, gateway and Internet connection, and Windows emulation and graphics capabilities. We continually upgrade our client software to ensure its compatibility with each new Windows platform. We intend to streamline our manufacturing and distribution to better serve our present client base and access a greater share of the IBM midrange market. We have already begun to incorporate common components into our products in an effort to streamline manufacturing and intend to take steps to improve our destination networks.

- *Develop new markets and products for our communication solutions.* We intend to develop and expand into new markets for our communication products while expanding our communication products offering, including corporate VOIP infrastructures as well as VOIP solutions for telephony service providers while merging additional capabilities into the world of cellular communication gateways.

- *Continue to search for additional companies to represent* through our Electronic Components division.

- *Expand Marketing Network*. We intend to increase our marketing presence in the United States, Europe and the Far East, and to expand our distribution channels in these markets through the use of acquisitions, additional independent distributors and original equipment manufacturers as well as our sales representatives.

- *Acquisition of Complementary Technologies*. We may, from time to time, make selective acquisitions of complementary technologies that we can sell through our existing distribution network.

Web site: We maintain a web site where potential customers, investors and others can obtain the most updated information about our activities, products, press releases and financial information. Our Web site may be found at www.boscorporate.com.

Exchange Controls

See Item 10D.

For other government regulations affecting the Company's business, see Item 5, paragraph entitled 'Grants and Participation'.

4C. Organizational Structure

The Company's wholly owned subsidiaries include:

In Israel – (1) BOScom Ltd. (formerly Lynk, a Division of B.O.S. Ltd.). (2) Quasar Telecom (2004) Ltd. ("Quasar Telecom"), which obtained the assets we acquired from Quasar Communication Systems Ltd., an Israeli company engaged in the business of developing, manufacturing and selling cellular communication gateways, on September 29, 2004 (see item 4A).

We also hold 63.8% of the issued and outstanding shares of Odem Electronic Technologies 1992 Ltd. ("Odem"), which we purchased on November 18, 2004 from Odem's existing shareholders. Odem, an Israeli company, is a major solution provider and distributor of electronics components and advance technologies in the Israeli market (see item 4A).

In Europe – BOScom has a UK subsidiary, Better On-Line Solutions Ltd., and its subsidiary, Better On-Line Solutions S.A.S in France, which, until mid-2003, distributed and serviced BOScom's products abroad. In mid-2003 we decided, due to cost-efficiency considerations, to cease operations in Europe through the subsidiaries and to market through distributors and resellers.

In the U.S. - Lynk USA Inc., and its subsidiary PacInfo (both Delaware corporations) and PacInfo's subsidiary, Dean Tech Technologies Associates, LLC. ("Dean Tech"), a Texan corporation, none of which are operational. Until the fourth quarter of 2002, the marketing and distribution of the BOScom products was carried out through the "BOS US" division of PacInfo.

In October 2002, BOScom established a new wholly-owned subsidiary, BOSDelaware, a Delaware corporation, and in the future may market and distribute its products in the US through this subsidiary. Currently, the US marketing is carried out through a master distributor, and BOSDelaware is not operational.

The voting power we (or our subsidiaries) have in all subsidiaries, equates to our shareholdings.

The Company also has an interest in Surf Communication Solutions Ltd. ("Surf"). We have been investing in Surf since 1997 (see Item 4A).

4D.   Property, Plants and Equipment

Our executive offices and engineering, development, testing, shipping and service operations are located in three Israeli facilities (in Teradyon, Rehovot and Rishon Lezion), and occupy a total of approximately 4,880 square meters. BOS and BOScom occupy 3,300 square meters in Teradyon pursuant to a lease which will expire in December 2005. Odem occupies 707 square meters in Rishon Lezion, of which 302 square meters are owned by Odem and the remaining space is rented pursuant to a monthly lease agreement. Quasar Telecom occupies 873 square meters in Rehovot pursuant to a lease which will expire in June 2005. Quasar Telecom is currently negotiating a new lease agreement with the same lessor, with the purpose of reducing the rented area to 450 square meters from April 2005 and to extend the lease agreement until June 2007. The monthly rental fees of the Company and its subsidiaries currently amount to $18,000.

The facility in Teradyon is located in a part of Israel which has been designated by the government as a "Development A" area. This designation relates to the benefits available to us as an "Approved Enterprise" under Israeli law, that entitles us and our shareholders to reduced income tax rates on our income and on dividend distributions.

We believe that our facilities are sufficient to accommodate our anticipated needs in the foreseeable future.

Item 5: Operating and Financial Review and Prospects

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and notes thereto. Certain matters discussed below and throughout this annual report are forward-looking statements that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Please read the section below entitled "Factors That May Affect Future Results" to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

The Company's discussion and analysis of its financial condition and result of operations is based upon the Company's consolidated financial statements which have been prepared in accordance with generally accepted accounting principles ("GAAP ") in the United States of America.

Critical Accounting Policies

Use of Estimates

The preparation of these financial statements required the Company to make estimations and judgments, in accordance with U.S. GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, inventories, and legal contingencies. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a review of the accounting policies that form the basis of the above-referenced estimates and judgments that the Company made in preparing its consolidated financial statements, please see Note 2 (Significant Accounting Policies) to the Consolidated Financial Statements. The following accounting policies had the most significant impact on the Financial Statements for the year ended December 31, 2004.

Inventory

Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw and packaging materials - moving average cost method. Products in progress and finished products - on the production costs basis (see also Note 4 to the Consolidated Financial Statements). If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required. Inventories are written down for estimated obsolescence based upon assumptions about future demand and market conditions. Likewise, favorable future demand and market conditions could positively impact future operating results if inventory that has been written down is sold.

Investment in an affiliated company

An affiliated company is a company in which the Company is able to exercise significant influence, but that is not a consolidated subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature.

If there is a sudden and significant decrease in the fair values of our investments in affiliate companies, we may be required to write off part of our investments due to impairment. The Company's investment in an affiliated company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). During 2004, 2003 and 2002, based on management's analyses, no impairment losses have been identified.

Goodwill, Intangible Assets and Other Long-Lived Assets

Under current accounting standards, we make judgments about the remaining useful lives of goodwill, other intangible assets and other long-lived assets, including assumptions about estimated future cash flows and other factors to determine the fair value of the respective assets.

We have adopted SFAS No. 142 "Goodwill and Intangible Assets" issued in July 2001. Pursuant to SFAS No. 142 goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary.

Goodwill represents excess of the costs over the net assets of businesses acquired. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2004, 2003 and 2002 no impairment losses have been identified.

We adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as of January 1, 2002. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Long lived assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell, and are not depreciated from the day they are classified as held for sale.

Revenue Recognition

The Company derives its revenues from the sale of products, license fees for its products, commissions, maintenance, support and services.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

Revenues from license fees are recognized in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition", when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collection is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support are recognized ratably over the period of the maintenance contract. The fair value of the maintenance is determined based on the price charged when it sold separately or renewed.

Revenues derived from the Company's master distributor in the U.S. are recognized based on consignment method.

Revenues from commissions are recognized upon their actual receipt, since under agreements with suppliers consideration is received on the basis of collection from customers.

Legal contingencies

The Company has been a party to various legal proceedings in the normal course of its business (see Item 8A for more details). The results of legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding may occur. Management believes that the prospects of these proceedings to prevail and recover a significant amount, seem remote, and accordingly no provision was recorded. As additional information becomes available, management will reassess the potential liability related to these legal proceedings and may revise its estimate of the probable cost of this proceedings. Such revisions in the estimates of the probable cost could have a material adverse effect on the Company's future results of operations and financial position.

5A. Results of Operations

Comparison of 2004 and 2003

Year 2004 results of operation reflected the following strategic actions:

- Reorganization in sales and marketing organization in Europe:

  Up until the second quarter of 2003, we marketed our BOScom products through subsidiaries in the U.K. and France. Since the third quarter of 2003, we market our products through local distributors that provide pre and post sales support. Products sold in the rest of the world are serviced from our headquarters in Israel. As a result, the sales and marketing expenses were reduced in year 2004 in comparison to year 2003.

- Dividing the Company operations into three segments:

  Commencing in 2004 and subsequent to the acquisition of a controlling stake of Odem and of most of the assets of Quasar Communication Systems Ltd. (which were transferred to our subsidiary, Quasar Telecom), the Company manages its business in three reportable segments, which consist of Connectivity Solutions, Communication Solutions and supply of Electronic Components (see also Note 18 to the Consolidated Financial Statements). This action was accompanied by an increase in senior officers which mainly affected the general and administrative expenses which increased in comparison to year 2003.

- Business Combination:

  The abovementioned acquisitions partially affected the Company's results of operation, since the results of operations of Quasar Telecom and Odem were consolidated commencing September 28, 2004 and November 18, 2004, respectively. As a result, the revenues, cost of goods and general and administrative expenses were increased in year 2004 in comparison to year 2003 (see also Note 1b to the Consolidated Financial Statements).

Consolidated revenues for year 2004 were $8,282,000 compared with $5,728,000 in 2003, a 44.6% increase, which is mainly due to the consolidation of Quasar Telecom and Odem operations.

Gross profit in 2004 totaled $3,674,000, representing 44.4% of revenues, compared with $4,273,000, constituting 74.5% of revenues in 2003. Cost of revenues of year 2003 includes income of $339,000 due to a reversal of a non-recurring royalty for the Office of the Chief Scientist (see also Note 17a to the Consolidated Financial Statements). Excluding such income, the gross profit for year 2003 represented 68.6% of revenues compared to 44.4% in

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year 2004. The major reason for the decrease in the gross margin was the acquisition of Odem in November 2005. Odem's gross profit represents 17% of revenues. The gross profit will continue to decline as a result of the full inclusion of Odem activity in 2005 and thereafter.

Net research and development costs in 2004 amounted to $1,804,000 compared to $1,846,000 in 2003. Grants and participation from the Office of the Chief Scientist amounted to $492,000 in year 2004 compared to $283,000 in year 2003.

Sales and marketing expenses decreased by 21.7% to $1,706,000 in year 2004 compared to $2,178,000 in 2003, mainly due to the reorganization in sales and marketing which is described above.

General and administrative expenses increased by 29.4% to $1,705,000 in year 2004 compared to $1,317,000 in 2003, mainly due to an increase in the number of senior officers. Restructuring costs in year 2003 amounted to $678,000 which resulted from ceasing the operation of the Company's subsidiaries in Europe.

As a result of the foregoing, our operating loss in year 2004 was $1,541,000 compared to an operating loss of $1,746,000 in year 2003.

Financial expenses amounted to $158,000 in year 2004 compared with net financial income of $109,000 in year 2003. The major reason for year 2004 financial expenses was related to the convertible note (see also Note 17b to the Consolidated Financial Statements).

Equity in losses of an affiliated company refers to investment in Surf which amounted to $308,000 in 2004 compared to $465,000 in 2003. The investment in a company is stated at equity method, since the Company's holding in Surf exceeded 20% (see also Note 6 to the Consolidated Financial Statements).

Minority interest in earning of subsidiary refers to investment in Odem. The minority rights in Odem amounted to 36.2% of its earnings (see also Note 1b to the Consolidated Financial Statements).

As a result, net loss from the continuing operations for 2004 amounted to $2,044,000 compared with loss of $2,057,000 in 2003. On a per share basis, the net loss from the continuing operations in 2004 was $0.44 per share compared with a $0.56 net loss per share in 2003. (For details regarding computation of net loss per share, see Note 17c to the Consolidated Financial Statements.)

The loss related to the discontinuing operations for 2004 was $9,000 compared with an income of $2,036,000 in 2003. The income of 2003 resulted from debt settlement with more than 95% of PacInfo's external creditors for an amount which was significantly lower than the face value of the debt.

The total net loss for 2004 was $2,053,000, compared with loss of $21,000 in 2003. On a per share basis, the net loss in 2004 was $0.44 per share compared with a $0.01 net loss per share in 2003.

Comparison of 2003 and 2002

Year 2003 results of operation reflected the reorganization made in the sales and marketing organization. In the United States, up until the fourth quarter of 2002, we marketed our BOScom products through a US subsidiary (the BOS US division of PacInfo). Since 2003, we market our products through one Master Distributor.

In Europe, up until the end of the second quarter of 2003, we marketed our BOScom products through subsidiaries in the U.K. and France. Currently, we market our products through local distributors that provide pre and post sales support. Products sold in the rest of the world are serviced from our headquarters in Israel.

As a result of the above reorganization, the Company experienced a significant decrease in revenues in 2003, due to the distributors' margin, which was only partially compensated for by the decrease in sales and marketing expenses. Furthermore, as a result of the reorganization, in 2003 the Company recorded a restructuring cost of $678,000.

Consolidated revenues for 2003 were $5,728,000 compared with $9,441,000 in 2002, a 39% decrease.

The major reasons for the decrease were: (a) sales through master distributors in year 2003 compared to sales through subsidiaries in year 2002, as the margins of the master distributors decreased revenues; and (b) slowdown in sales due to global slowdown in the telecommunications industry.

Gross profit in 2003 totaled $4,273,000, representing 75% of revenues, compared with $7,141,000, constituting 76% of revenues in 2002. Cost of revenues of year 2003 includes income of $339,000 due to a reversal of a non-recurring royalty for the Office of the Chief Scientist (see also Note 17a to the Consolidated Financial Statements). Excluding such income, the gross profit for year 2003 represented 69% of revenues compared to 76% in year 2002, the major reasons for the decrease being (a) sales through master distributors in year 2003 compared to sales through subsidiaries in year 2002 which caused a decrease in the sale price while the cost of revenue remained virtually the same; and (b) revenues of *BOSâNOVA* PrintBoss in year 2003 decreased to $448,000 compared to $1,387,000 in year 2002. Since the *BOSâNOVA* PrintBoss is a software product with a relatively low cost of production, its decrease in revenues in year 2003 compared to year 2002 significantly affected the gross profit.

Net research and development costs in 2003 decreased by 15% to $1,846,000 compared to $2,182,000 in 2002. The expenses in 2003 included $283,000 funding that the Company received from the Office of the Chief Scientist. In 2002 the Company did not receive such funding. Excluding the effect of the funds received from the Office of the Chief Scientist in 2003, the research and development costs in 2003 remained virtually the same as in year 2002.

Selling and marketing expenses in year 2003 decreased by 41% to $2,178,000, compared to $3,705,000 in 2002. The major reason for such decrease was sales through subsidiaries in 2002, as opposed to sales through distributors in year 2003 after the operation of the subsidiaries was ceased.

General and administrative expenses in year 2003 decreased by 22% to $1,317,000 compared to $1,697,000 in 2002. The major reason was the reduction in payroll of employees and directors, by 17%, effected July 2003.

Restructuring costs in year 2003 amounted to $678,000 which resulted from ceasing the operation of the Company's subsidiaries in Europe.

As a result of the foregoing, our operating loss in 2003 was $1,746,000 compared to an operating loss of $443,000 in 2002.

The Company had net financial income of $109,000 in 2003 compared with net financial income of $295,000 in 2002. The decrease in the financial income is related to the decrease in cash and investment balances during 2003 and to decrease of financial income from translation of foreign currency into dollar.

Equity in losses of an affiliated company refers to the Company's investment in Surf which amounted to $465,000 in 2003 compared to $570,000 in 2002. The investment in Surf is accounted for using the equity method, since the Company's holding in Surf exceeds 20% (see also Note 6 to the Consolidated Financial Statements).

As a result, net loss from the continuing operations for 2003 amounted to $2,057,000 compared with $813,000 in 2002. On a per share basis, the net loss from the continuing operations in 2003 was $0.56 per share compared with a $0.26 net loss per share in 2002. (For details regarding computation of net loss per share, see Note 17c to the Consolidated Financial Statements.)

The net earnings related to the discontinuing operations for 2003 was $2,036,000 compared with a loss of $7,674,000 in 2002. The earnings of 2003 resulted from debt settlement with more than 95% of PacInfo's external creditors for an amount which was significantly lower than the face value of the debt.

The total net loss for 2003 was $21,000, compared with $8,487,000 in 2002. On a per share basis, the net loss in 2003 was $0.01 per share compared with a $2.72 net loss per share in 2002.

Variability of Quarterly Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the number of products sold. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

Our future results will be affected by a number of factors including our ability to:

- increase the number of products sold,

- acquire effective distribution channels and manage them,

- develop, introduce and deliver new products on a timely basis,

- anticipate accurately customer demand patterns and

- manage future inventory levels in line with anticipated demand.

These results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. There can be no assurance that our historical trends will continue, or that revenues, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.

Impact of Inflation and Currency Fluctuations

The US Dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS relative to the Dollar.

A devaluation of the NIS in relation to the US Dollar will have the effect of decreasing the costs in NIS and a converse effect in case of devaluation of the US Dollar in relation to the NIS.

A devaluation of the NIS in relation to the US Dollar will have the effect of decreasing the Dollar value of any of our assets which consist of NIS (unless such asset is linked to the Dollar). Such a devaluation would also have the effect of reducing the Dollar amount of any of our liabilities which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any increase in the value of the NIS in relation to the Dollar will have the effect of increasing the Dollar value of our assets which consist of NIS (unless such asset is linked to the Dollar). Such an increase would also have the effect of increasing the Dollar amount of any of our liabilities which are payable in NIS (unless such payables are linked to the Dollar).

In the years ended December 31 2004, 2003, 2002, 2001, and 2000, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the Dollar was 2.8%, 5.7%, (0.8)%, (7.8)%, and 2.7%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.308,

NIS 4.379, NIS 4.737, NIS 4.416, and NIS 4.041, respectively. As a result, the Company experienced increases in the Dollar costs of operations in Israel in, 2000, 2003 and 2004, and decreases in 2001 and 2002.

Effective Corporate Tax Rate

On June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment"), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007 and thereafter. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004.

The effective tax rate payable by a company such as ours which derives part of its income from an "Approved Enterprise," may be considerably less. See Note 16b to the Consolidated Financial Statements and Item 10E ahead. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from subsidiaries are generally subject to tax (unless the subsidiary's income is subject to Israeli corporate tax) regardless of its status as an Approved Enterprise. We anticipate that most of our taxable income over the next several years will be tax exempt in Israel. Odem and Quasar Telecom operations are subject to regular income tax rates.

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporations" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

Stamp Tax Law

The Israeli Stamp Tax on Documents Law, 1961, or the "Stamp Tax Law", provides that certain documents signed by Israeli companies are subject to a stamp tax, generally at a rate of between 0.4% and 1% of the value of the subject matter of the applicable document. As a result of an amendment to the Stamp Tax Law that came into effect in June 2003, the Israeli tax authorities have commenced enforcement of the provisions of the Stamp Tax Law.

Consequently, we may be liable to pay stamp taxes on some or all of the documents we have signed since June 2003, which could have a material adverse effect on our results of operations.

Currently, the Israeli High Court of Justice is considering a petition concerning the abovementioned amendment to the Stamp Tax Law and the enforcement actions taken by the Israeli tax authorities. In addition, recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008.

Grants and Participation

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs approved by a research committee appointed by the Israeli Government are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. Regulations issued under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist ("OCS") of 3.5% on sales of products developed as a result of a research project so funded until 100% of the dollar-linked grant is repaid. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the date the grants received.

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The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. It also provides that know-how from the research may not be transferred to third parties without the approval of the Israeli Office of the Chief Scientist in the Ministry of Industry and Trade. As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $6,114,000 in respect of these grants, compared to 5,621,000 as of December 31, 2003.

We are committed to paying royalties to the Fund for the Encouragement of Exports for its participation, by way of grants, in our marketing expenses outside of Israel. Royalties payable are 3% of the growth in exports, from the year we received the grant, up to 100% of the dollar-linked amount of the grant received at the date the grants received. As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties of $64,000 with respect to these grants, compared with $144,000 on December 31, 2003.

Conditions in Israel

We are incorporated under the laws of Israel. Our offices and product development and manufacturing facilities are located in Israel. As a consequence, we are directly affected by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed. See also Item 3D – Risk Factors.

Political and Economic Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. A peace agreement between Israel and Egypt was signed in 1979. However, economic relations have been limited. A peace agreement between Israel and Jordan was signed in 1994. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. No prediction can be made as to whether any other written agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area's problems will be achieved, the nature of any such resolution or whether civil unrest will resume and to what extent such unrest would have an adverse impact on Israel's economic development or on our operations in the future.

There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on our business, financial condition or results of operations.

Despite the limited progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

Some of our employees are obligated to perform annual reserve duty in the Israel Defense Forces and may, at any time, be called for active military duty. While we have operated effectively under those and similar requirements in the past, no assessment can be made of the full impact of such requirements on us in the future, particularly if emergency circumstances occur.

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In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have an adverse effect on the Israeli economy and our business.

In 1998, the Israeli currency control regulations were liberalized dramatically. As a result, Israeli citizens can generally freely purchase and sell Israeli currency and assets. The Government of Israel has periodically changed its policies in these areas. There are currently no Israeli currency control restrictions on remittances of dividends on ordinary shares or proceeds from the sale of ordinary shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The costs of our operations in Israel are generally incurred in New Israeli Shekels ("NIS"). If the inflation rate in Israel exceeds the rate of devaluation of the NIS against the US Dollar in any period, the costs of our Israeli operations, as measured in US Dollars, could increase. Israel's economy has, at various times in the past, experienced high rates of inflation.

Like many Israeli companies, we receive grants and tax benefits from the Israeli Government. We also participate in programs sponsored by the Israeli Government. The reduction or termination of any such grants, programs or tax benefits, especially those benefits available as a result of the "Approved Enterprise" status of certain facilities in Israel, could have a materially adverse effect on future investments by us in Israel.

5B. **Liquidity and Capital Resources**

We finance our activities by different means, including proceeds of equity financing, long-term loans, grants from the Office of the Chief Scientist in Israel and income from operating activities.

On June 10, 2004 the Company entered into a Securities Purchase Agreement (the "Purchase Agreement"), with Laurus Master Fund Ltd. (the "Investor"), under which the Company issued and sold to the Investor in a private placement (i) a Secured Convertible Term Note of a $2 million principal amount, due June 10, 2007 (the "Note") and (ii) a warrant to purchase 130,000 Ordinary Shares at an exercise price of $4.04 per share (the "Warrant"). The Warrant is exercisable, in whole or in part, until June 10, 2011. The Note bears interest at a fluctuating interest rate equal at all times to the WSJ prime rate plus 3%, subject to reduction in any particular month, if the average closing price of our Ordinary Shares for any five consecutive trading days, exceeds the conversion price by at least 25%. The proceeds from the private placement will be used for general working capital purposes and/or mergers and acquisitions.

The Note is convertible into Ordinary Shares at a price of $3.08 per share. The note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares. In addition, if the Company issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula. As a result of the price per share in the private placement offering described below (the closing of which is scheduled for June 30, 2005), the conversion price of the convertible note will be reduced to $2.9042.

The principal amount of the Note is repayable in monthly installments, commencing as of October 1, 2004, in the initial amount of $20,000 eventually increasing to $73,600, and may be paid in cash or, subject to certain conditions, in Ordinary Shares. Interest on the Note is payable monthly and may be paid in cash or, subject to certain conditions, in Ordinary Shares. Each month, the Investor may elect to convert all or a portion of the convertible note monthly payments (comprised of principal amortization and interest) into ordinary shares. If the market price of the ordinary shares at the time of payment is at least 10% greater than the conversion price per ordinary share, the monthly payment shall be made in the form of ordinary shares. The conversion of the note and exercise of the warrants are limited by certain restrictions. In any event, the number of ordinary shares issuable under the note and/or the warrants shall not exceed an aggregate of 833,085 ordinary shares (subject to certain adjustments). On March 23, 2005, after the Investor elected to convert $308,000 of the principal sum of the convertible note, the Investor was issued 100,000 ordinary shares of the Company.

The note is secured by a first priority floating charge on all of the Company's assets and by a first priority fixed charge on all of the Company's right, title and interest in its wholly-owned subsidiary, BOScom Ltd.

Pursuant to its undertaking in the Registration Rights agreement with the Investor the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary Shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on March 11, 2005. Due to the delay in the effectiveness of the registration of the shares, we paid the Investor liquidated damages until March 11, 2005, in the amount of $92,000.

On May 24, 2005 the Company entered into a Share Purchase Agreement, under which the Company shall issue and sell to certain Israeli and European investors, in a private placement offering, 953,698 Ordinary Shares at a price of $2.30 per share (reflecting an aggregate investment of $2,193,510), and 572,219 warrants to purchase Ordinary Shares reflecting a 60% warrant coverage, exercisable for three years from their date of issuance. The exercise price under the warrants is $2.50 per Ordinary Share during for the first year from the issuance, and increasing to $2.75 per Ordinary Share and $3.03 per Ordinary Share, on the first and second anniversaries of the issuance, respectively. The principal investor is the Catalyst Fund L.P., the Company's largest shareholder, that will invest $793,500 and will hold 22.31% of the Company's outstanding share capital post-transaction. The Company also entered into a Registration Rights Agreement pursuant to which it agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors. The closing of the transaction is scheduled for June 30, 2005, and is subject to certain closing conditions, including the approval of the shareholders at the upcoming Annual General Meeting scheduled for June 29, 2005.

As of December 31, 2004, we had $2,578,000 in cash and cash equivalents, $3,081,000 in marketable securities, $3,202,000 short and long-term loans and positive working capital of $5,256,000. Net cash used in operating activities of continuing operations in 2004 was $1,023,000 compared to $1,937,000 in 2003. During year 2004 we used $1,866,000 in investing activities, mainly for investment in Odem. In year 2003 we provided $519,000 from investing activities mainly due to proceeds from redemption of marketable securities.

The Company's long and short term loans as of December 31, 2004, amounted to $3,202,000, of which $1,456,000 is loans from Israeli banks and the convertible note issued to Laurus Master Fund Ltd. accounts for the remainder.

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Working capital and working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to operating results, the level of resources devoted to research and development, new product introductions, grants from the Office of the Chief Scientist in Israel, marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. Our receivables' aging is between 40 to 70 days and our current liabilities' aging is approximately 60 days. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers' indemnities, in excess of the proceeds received from liability insurance which we obtain and (d) legal proceeding.

We believe that cash resources are sufficient to meet our needs for at least 12 months following the date of this submission. However, it is our intention to engage in equity and loan financing to further feature-rich products of the Company, establish distribution channels in new markets and search for new merger and acquisition opportunities. There is, however, no assurance that we shall be able to obtain such financing.

5C. Research and Development

We believe that our future growth will depend upon our ability to enhance our existing products and introduce new products on a timely basis. Since we commenced operations, we have conducted extensive research and development activities. In 2004, gross research and development costs totaled $2,296,000, compared to $2,129,000 in 2003 and $2,182,000 in 2002.

Our research and development efforts have been focused on Communication and Connectivity Solutions. We intend to finance our research and development activities with our own resources and grants from the Office of the Chief Scientist. Grants from the Chief Scientist totaled $492,000 in 2004 and $283,000 in 2003 (no grants were received for the year 2002).

5D. Trend Information

Commencing the second half of year 2003 we completed the transfer of sales and marketing activities of Connectivity and VoIP products from our subsidiaries abroad to master distributors and resellers. This trend is continuing by increasing the number of distributors and resellers in order to deepen our penetration in existing markets such as in West Europe and expanding into new geographical markets such as East Europe.

In the Connectivity Solutions segment, the trend of customer immigration from IBM iSeries to different systems and the decrease in the number of competitors has continued. In response we have increased our sales and marketing activities as abovementioned and continue to develop new products and solutions in order to maintain our market share and maintain revenues from the Connectivity segment. We are continuously seeking additional distributors and resellers.

In the Communication Solutions segment we have experienced a trend of decrease in sales prices, as a result of increase in competition. In order to maintain the gross profit margin, we initiated at the end of year 2004 a cost reduction plan and its implementation will continue through year 2005. Currently the Company continues to invest in R&D to maintain technological advantages mainly in the Communication Solutions segment, that will successfully compete with Legacy telephony quality and reliability, and will allow special CTI (Computer Telephony Integration) features that are not available in Legacy telephony today.

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Odem increased its revenues in 2004 and so far has continued to increase revenues in 2005 as well. The continuous increase in Odem sales is due to the global expansion and Odem's penetration into additional markets.

Since the end of year 2003 we increased our financial resources through three private placements of debt and equity, and our intention is to engage in equity and loan financing to further feature-rich products of the Company, establish distribution channels in new markets and search for new merger and acquisition opportunities. There is, however, no assurance that we shall be able to obtain such financing.

5E. Off-Balance Sheet Arrangements

In 1998, as part of the PacInfo Share Purchase Agreement between the Company the Sellers of PacInfo who became shareholders of the Company, certain actions involving PacInfo, if occurring before the end of 2003, may trigger a tax event for the Sellers. In such event, we may be obligated, under the purchase agreement, to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, currently estimated at approximately $2 million (see Item 3D).

In respect of the Company's outstanding contingent obligation to pay royalties to the Office of the Chief Scientist and to the Fund for the Encouragement of Exports, see Item 5A (under caption "Grants and Participation").

5F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2004:

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease - cars	$746,000	$310,000	$436,000	-	-
Purchase obligation for service and inventory	$4,745,000	$4,745,000	-	-	-
Facilities lease	$153,000	$153,000	-	-	-
Total	$5,644,000	$5,208,000	$436,000	-	-

The above table does not include contingent obligations to pay royalties to the Office of the Chief Scientist and to the Overseas Marketing Fund since the total amount to be paid under the terms of those agreements are a function of future sales, and does not include contingent legal claims (see note 14 of the Consolidated Financial Statements).

Item 6: Directors, Senior Management and Employees

6A. Directors and Senior Management

The following is a listing of our directors, senior officers and key employees:

Name	Age	Position
Mr. Edouard Cukierman	40	Chairman of the Board of Directors
Mr. Adiv Baruch	42	Director, President and Chief Executive Officer

Mr. Avishai Glück (2)	33	Director
Mr. Andrea Mandel-Mantello	46	Director
Mr. Ronen Zavlik (1)	44	Director
Dr. Yael Ilan (1)	56	External Director
Prof. Adi Raveh (1)(2)	57	External Director
Mr. Nehemia Kaufman	56	Chief Financial Officer
Mr. Offer David	46	Chief of Operations
Mr. Amir Gil	40	Senior VP, Business Development
Mr. Shai Sadeh	50	Senior VP, Connectivity Division
Mr. Itai Becher	48	Senior VP, Communication Division

(1) Member of the Audit Committee.
(2) Member of the Remuneration Committee.

Mr. Edouard Cukierman, 40, has been a director since May 2003, and Chairman of the Company since June 2003. He is the Chairman of Cukierman & Co. Investment House and CEO of Catalyst Investments L.P. Former President and Managing Director of the Astra Fund, Mr. Cukierman provides a key role in determining and implementing Catalyst's investment selection and exit strategies for its investments. Mr. Cukierman holds several Board positions in portfolio companies including VCON, BOS and Omrix. He is also the Vice Chairman of Citec Environment and Services in Paris and a Board member of Lamina Technologies in Switzerland. In addition, Mr. Cukierman is on the Board of Sar-El, an Israeli Defense Forces volunteer organization and serves in the IDF Spokesman Unit (Reserves). In 1997, Mr. Cukierman was awarded the Prize of Honor from the Israel-France Chamber of Commerce as CEO of Astra. He was listed among the most influential businessmen in the Israeli high-tech industry by Israel's most widely read newspaper. Mr. Cukierman holds an M.B.A. from INSEAD, Fontainebleau, France, and a B.Sc. from the Technion - Israel Institute of Technology.

Mr. Adiv Baruch, 42, has been a director since February 2004 and the Company's President and CEO service provider since January 1, 2004. From June 2004 he also serves as the CEO service provider of the Company's subsidiary, BOScom Ltd. From 1999 to 2003 he served as Executive VP Business Development of Ness Technologies, and has expertise in the Telecom and High-tech industries. Mr. Baruch is also a former partner and active director of IPEX, acquired by Ness. He has served as founder and an executive or director for several IT companies and Internet start-ups, and was significantly involved in the M&A process and in assisting these companies in their global expansion. Mr. Baruch is actively involved as the chairman of the Israeli Export Institute Hi-Tech and Telecom Division, and serves as a director for MLL Software Industries Ltd., an Israeli public company traded on the TASE. He has a B.Sc. in Information Systems and Industrial Engineering from the Technion - Israel Institute of Technology.

Mr. Avishai Glück, 33, has been a director since February 2004. He serves as the Executive Vice President of Catalyst Investments. Mr. Glück has financial management, accounting and tax consultation experience, as well as extensive knowledge of the Israeli high tech market, having screened hundreds of companies for Catalyst and as a senior corporate consultant at E&Y Israel. Mr. Glück currently serves as a director in MTI Wireless-Edge Ltd. and Onset Technology Ltd. Prior to joining Catalyst, he held the position of Corporate Finance Consultant and accountant with Ernst & Young's Israeli affiliate Kost Forer & Gabbay, a leading Israeli CPA firm with a dominant position among Israeli technology companies. Mr. Glück has a BA from Tel-Aviv University in Accounting and Economics and is a licensed CPA.

Mr. Andrea Mandel-Mantello, 46, has been a director since November 2003. Mr. Mandel-Mantello is Founder and Partner of Advicorp PLC, a UK Investment Bank regulated by the

UK Financial Services Authority. He was an advisor on the first high yield corporate bond issue in Italy. From 2000 to 2001 he was an advisor to a US based private equity group on business development in Israel. Prior to his work at Advicorp, Mr. Mandel Mantello spent 9 years at SBC Warburg (now known as UBS) in London in various senior management positions including Executive Director of SBC Warburg, member of the Board of SBC Warburg Italia SIM S.p.A, and Country Head for Israel. Prior to working at SBCW Mr. Mandel-Mantello spent 2 years at Chemical Bank International Ltd. in London and 3 years at Banca Nazionale dell'Agricoltura in Rome. He is currently on the boards of Telit Plc (telecom equipment) listed on AIM; Coraline S.p.A., a company set up to acquire the business of Frette S.p.A. (luxury homeware products); and Moto S.p.A., a joint venture between Cremonini S.p.A. and Compass Group Plc (motorway restaurants). He holds a Bachelors degree in Economics and Political Science from Yale University.

Mr. Ronen Zavlik, 44, has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma'ariv Holdings Ltd, Extra Plastic Ltd., Israel Land Development Malls and Shopping Centers Ltd., Rapid Vision Ltd., and Optima Management and Investments 66 Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

Dr. Yael Ilan, 56, has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director of CI Systems in the technology sector. Until 1998 she served on the board of Bezeq - Israel's Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET – the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.

Prof. Adi Raveh, 57, has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he serves as an external director at Clal Insurance Company Ltd. Since 2002 he serves as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav - a Mutual Funds Management company (since 1995), and as a director of Peilim – a Portfolio Management company – part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech – a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

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Mr. Nehemia Kaufman, 56, has been a CFO and financial service provider to the Company through Mocha Global Managerial Services Ltd. ("Mocha Global"), of which he is the Managing Director, since September 2002. Before then, from May 2002, he served as CFO and financial services provider through Mocha Global, of the Company's subsidiary, BOScom Ltd. From 1999 to 2002 he co-founded and served as CFO of Trellis Photonics Ltd., from 1997 to 1999 Mr. Kaufman was self-employed as a CFO service provider, from 1995 to 1997 he served as CFO of Computer Direct Ltd. (TASE: CMDR), and from 1993 through 1995 he served as CFO of Rogosin Enterprises Ltd. (TASE: ROGO). Mr. Kaufman holds an MBA degree from the Hebrew University in Jerusalem (graduated with distinction) and a BA degree in Economics and Business Administration from Haifa University.

Mr. Offer David, 46, has been Chief of Operations since August 2004. From 2003 to 2004, Mr. David was Projects Dept. Manager at Arkal Filtration and Water Treatment Systems, and from 1977 to 2003 he was with the Israel Navy, where he held select command assignments, retiring as a Captain (Navy). Mr. David has an MBA in Business Management from Haifa University Graduate School of Business Administration, a B.Sc. in Chemical Engineering from the Technion – Israel Institute of Technology, and graduated a 1-year course at the Naval Command College (NCC – Millennium class) in Newport, Rhode Island in the USA.

Mr. Amir Gil, 40, has been Senior VP, Business Development, since June 2004. Previously, he was with Tescom Software Systems Testing Ltd. from 2000 to 2004, where he served as Director of Marketing and Business Development, and Product Marketing Manager. From 1998 to 2000 Mr. Gil served as Product Manager at Applicatek High Performance Applications. From 1996 to 1998 he served as the representative of Terra Computers Ltd. to the Board of Directors of the DAAT Drug Design $50 million consortium and Joint Ventures Manager. From 1994 to 1996 he worked as an Applications Engineer. Mr. Gil has a Masters of Entrepreneurship and Innovation from Swinburne University and a B.Sc. in Chemical Engineering and Biotechnology from Ben-Gurion University.

Mr. Shai Sadeh, 50, has been Senior VP, Connectivity Division since April 2004. Previously, from 1994 to 2004 he served in several executive capacities at Sintec/Formula Group; he was the founder and CEO of Tochna Veod, a Formula Group company; Manager of IBM iSeries (AS/400) Technical Support team; and founder of the Sintec Group Professional Services Division. Mr. Sadeh has a BA in Social Sciences from Tel Aviv University and has studied towards an MBA at the University of Tel Aviv.

Mr. Itai Becher, 48, has been Senior VP, Communication Division, since April 2005. Previously, he was with Telrad Connegy Ltd. from 2001 to 2005, where he served as VP of Sales and Marketing. In 2001 he served as VP of Marketing in Start-up company. From 1997 to 2000 Mr. Becher served as Sales Director at Nexus Telocation Systems Ltd (NASDAQ: NXUS). From 1984 to 1997 he served as Elisra Electronic System's representative and as team leader. From 1982 to 1984 he worked as a Hardware Engineer at Tadiran Systems. Mr. Becher has a M.Sc degree in Electronic Engineering from Tel-Aviv University and an MBA degree from Heriot-Watt University from Edinburgh.

In addition, **Mr. Zvi Greengold**, 53, is an observer at Board of Director meetings. Mr. Greengold served as a director from June 2002 to August 2004, and served as Chairman from September 2002 to June 2003. He also provides consultancy services to BOScom Ltd. Mr. Greengold is currently self-employed in the field of industrial management, promotion and consulting, and serves as Chairman of Polysac Ltd. and Polyraz of kibbutz Maoz-Haim.

6B. Board Compensation

The directors who are not executive officers are paid a fee for their services as directors to the extent that such fees are approved by a general meeting of our shareholders. Until February 18, 2003, only the Company's external directors were paid for their service on the Company's

Board of Directors and its committees. As resolved by the shareholders, the external directors are compensated according to the maximum rate permitted (now and in the future) by Israeli law and regulation. The current rates for companies the size of ours, are an annual fee of approximately $6,000, and a participation fee in meetings of approximately $310. On February 18, 2003 the shareholders approved compensation for all directors who are not employees or consultants[1], including directors appointed in the future, at the same rate the external directors of the Company are paid. On June 26, 2003, the Board of Directors resolved to reduce the annual fee for all directors by 18%, effective July 1, 2003, as part of a cost reduction plan, and recently the audit committee and Board of Directors resolved, subject to shareholder approval at the upcoming annual general meeting, to reinstate the directors' annual fee as before the 18% reduction, from January 1, 2005. Additionally, the Company's directors are granted options (see "Share Ownership" ahead). The Company does not have any contracts with any of its non employee/consultant directors, that would provide for benefits upon termination of service.

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2004:

	Salaries, Directors' Fees, Service Fees[2], Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors and officers as a group (then 17 persons)	$1,041,000	$ 38,000

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

6C.   Board Practices

Our Board of Directors is currently comprised of seven directors, including two external directors. The directors are elected at the annual shareholders meeting, by a simple majority, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors who, by rule of the Companies Law 1999, serve for three years. Our Articles of Association provide that the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less

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[1]   However, on August 5, 2004 the shareholders approved an exception - that Edouard Cukierman, Chairman of the Board, will receive remuneration (retroactively from the date of his nomination in May 2003) as a Board member, under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company). Additionally, in August 2004 the shareholders ratified the audit committee and Board of Directors' resolutions that the consulting fee paid to Mr. Zvi Greengold (see Item 7B), be in addition to the remuneration and options Mr. Greengold received as a director of the Company until August 2004.

[2]   We receive CFO services from Mocha Global Managerial Services Ltd., and the services are provided by Mr. Nehemia Kaufman. From January 1, 2004 we receive managerial/CEO services from Signum Ltd., and the services are provided by Mr. Adiv Baruch. Figure also includes consulting and other fees paid to Cukierman & Co. Investment House Ltd., of which Mr. Edouard Cukierman, the Company's Chairman, is (indirectly) a controlling shareholder.

than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting.

The Company has determined that Messrs. Glück, Mandel-Mantello, Zavlik and Raveh and Ms. Ilan, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as "external directors". No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

In addition, no person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or interfere with the person's ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender. At least one of the external directors must be a financial expert.

External directors are elected for a term of three years and may be re-elected for one additional three-year term. Each committee of a company's Board of Directors that has the authority to exercise powers of the Board of Directors is required to include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the Board of Directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director's fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

Our Articles of Association provide that a director may appoint, by written notice to us, any individual to serve as an alternate director, up to a maximum period of one month, if the alternate is not then a member of the Board. Any alternate director shall have all of the rights and obligations of the director appointing him or her and shall be subject to all of the provisions of the Articles of Association and the Companies Law. Unless the time period or

46

scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes for a period of one month, but in any event will expire upon the expiration of the appointing director's term, removal of the alternate at an annual general meeting, the bankruptcy of the alternate, the conviction of the alternate for an offense under Section 232 of the Companies Law, the legal incapacitation of the alternate, the removal of the alternate by court order or the resignation of the alternate. Currently, no alternate directors have been appointed.

Officers serve at the discretion of the Board or until their successors are appointed.

According to the provisions of our Articles of Association and the Companies Law, the Board of Directors convenes in accordance with the Company's requirements, and at least once every three months. In practice, the Board of Directors convenes more often.

In accordance with the requirements of the Nasdaq Stock Market, commencing on July 31, 2005, nominees for directors will be selected by a majority of the independent directors.

Audit Committee:

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the Board of Directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company's business, making recommendations to the Board of Directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one participated in the meeting at which the action or transaction was approved.

In order to comply with the Sarbanes-Oxley Act of 2002, the Board of Directors has expanded the role of the Company's Audit Committee to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out these duties, the Audit Committee must meet at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial statements of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company's external auditors to ensure their independence, and reviews, and either approves or disapproves, all audit and non-audit services provided by them. The Company's external and internal auditors must also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company's external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company's financial statements, as and when it deems it appropriate to do so.

Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of the work of the Company's external auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the Company. Accordingly, the appointment of the external auditors is approved and recommended to the shareholders by the Audit Committee and ratified by the shareholders. Furthermore, pursuant to the Company's Articles of Association, the Board of Directors is the organ that has the authority to determine the compensation of the external auditors, however, the Board of Directors recently delegated its authority to the audit committee, so that a second discussion by the Board of Directors shall not be necessary.

47

The Company has determined that the members of the audit committee meet the applicable Nasdaq Stock Market and SEC independence standards.

In 2003 the Company adopted an Audit Committee Charter which sets forth the responsibilities of the committee. A copy of this charter is available on the Company's website.

Remuneration Committee

The role of the Remuneration Committee is to provide assistance and make recommendations to the Board of Directors regarding matters related to the compensation of directors and certain employees of the Company. The Remuneration Committee of the Company meets on an ad hoc basis, and in the past has not always been active. Under the Israeli Companies Law, generally the Remuneration Committee may only make recommendations to the Board of Directors concerning the grant of options (and in some cases, such grants may need approval of the audit committee, the Board of Directors and the shareholders as well).

Commencing July 31, 2005, the compensation of the Company's chief executive officer and other executive officers shall be determined by a majority of the independent directors on the Company's Board of Directors.

6D.   Employees

As of December 31, 2004, we employed 93 employees (including employees of our subsidiaries as well). All are employed in Israel. Of the 93 employees, 20 employees are in administration and finance, 26 employees in marketing and sales, 29 employees in engineering, research and development, 7 employees in technical support, and 11 employees in manufacturing and related activities. As of December 31, 2003 we employed 57 employees worldwide (the increase in the number of employees in 2004 compared to 2003, is mainly due to the acquisition of Odem). As of December 31, 2002, we employed 104 employees worldwide. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or strike.

Israeli labor laws are applicable to all of our employees in Israel. The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, allotment of vacation and sickness days, procedures for dismissing employees, determination of severance pay and other conditions of employment.

All Israeli employers, including us, are required to provide a certain escalation of wages in relation to the increase in the Israeli Consumer Price Index. The specific formula of such escalation varies according to agreements reached between the Government of Israel, the Manufacturers' Association and the Histadrut, the general labor union in Israel. The majority of our employees are covered by comprehensive life and pension insurance policies. The remainder are covered by retirement accounts. Israeli employees and employers are required to pay predetermined sums to the Israel National Insurance Institute which amounts also include, since January 1, 1995, payments for national health insurance.

6E.   Share Ownership

As of May 10, 2005, none of our directors and officers, now consisting of 12 persons, hold any ordinary shares. We have granted our officers and directors options to purchase 406,282 ordinary shares under our Stock Option Plans[3]. The average exercise price of these options is

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[3]   Includes options granted to Mocha Global Managerial Services Ltd. and to Signum Ltd.. Does not include 7,500 options granted to Mr. Yair Shamir (who was a director of the Company until March 31, 2005), which expired on May 31, 2005. Does not include 12,805 options granted to Mr. Israel Gal, who was a director of the Company until May 10, 2005, with respect to which the acceleration of

48

$3.06 per option. Of these options, none have been exercised until now and 191,126 had vested as of May 10, 2005.

On February 18, 2003 the Company's shareholders approved the grant of 7,500 options to any future first-time director, who is not an employee or paid consultant of the Company. The terms and conditions of the grant, as approved by the shareholders, are as follows: the exercise price shall be $1.84; the options will vest over a three year period from the date of grant (one-third vesting every year) and be exercisable within five years from the date of grant. As the share price has fluctuated over the past year, at the recommendation of the Board of Directors the shareholders resolved on August 5, 2004, that future issuances to new directors will have an exercise price equal to the average closing price of the shares on the Nasdaq National Market on the 20 trading days preceding their appointment.

The shareholders approved on August 5, 2004, that Edouard Cukierman, Chairman of the Board, will be granted 7,500 options under the same terms as all other directors (with a grant date of August 31, 2003), despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company), and therefore not eligible for options according to the current shareholder resolution.

The audit committee and the Board of Directors have also approved, subject to shareholder approval at the upcoming annual meeting of shareholders, to grant all directors of the Company (including external directors), who are not employees or consultants of the Company (or who have been granted options similar to all directors despite their employment and/or services), an additional 7,500 options to purchase Ordinary Shares of the Company on the third anniversary of their service as directors, under the same terms approved by the shareholders on February 18, 2003 and as amended on August 5, 2004.

Share Option Plans

The purpose of the Share Option Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in the company. In addition, the Incentive Stock Options (ISO)/ Restricted Stock Option (RSO) Plan is designed to afford qualified optionees certain tax benefits available under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The Section 102 Plan is designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance. The Share Option Plans will expire 10 years after their adoption, unless terminated earlier by the Board of Directors.

The Share Option Plans are administered by the Board of Directors which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options or rights to purchase (in the case of the Section 102 Plan).

Under the Share Option Plans, the terms and conditions under which options or rights to purchase (in the case of the Section 102 Plan) are granted and the number of shares subject thereto shall be determined by the Board of Directors. The Board of Directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the Share Option Plans. Such consideration generally may consist of cash, or, at the discretion of the Board of Directors, cash and a recourse promissory note.

Stock options issued as incentive stock options pursuant to the ISO/RSO Plan will only be granted to our employees, including those of all subsidiaries. The exercise price of incentive stock options issued pursuant to the ISO/RSO Plan must be at least equal to the fair market

vesting and extension of exercise terms are pending shareholder approval. Does not include additional grant to Signum Ltd. currently pending shareholder approval.

value of the ordinary shares as of the date of grant. The price per share under options awarded pursuant to the Section 102 Plan may be any price determined by the Board.

The ordinary shares acquired upon exercise of an option are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

Due to a tax reform in Israel, after January 1, 2003 the Company may not grant options pursuant to an "old" Section 102 Plan. Therefore, the Company may not grant any more options pursuant to the 2000 and 1995 Plans described below. Previous grants under these Plans remain unaffected.

2003 Plan

In May 2003 the Company's shareholders approved the adoption of the 2003 Israeli Stock Option Plan, pursuant to which 625,000 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. The Board of Directors has approved the increase of ordinary shares reserved for issuance under the 2003 Plan, subject to shareholder approval at the upcoming annual general meeting, to 1 million ordinary shares. The Board of Directors has resolved that no further grants shall be made from the previous plans (1994, 1995, 1999, 2000 and 2001), which, as of December 31, 2004, had in the aggregate 397,499 options left for issuance from the existing option pools previously approved by the shareholders). The Company has elected the benefits available under the "capital gains" alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the "Trustee") for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. Pursuant to an election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee's marginal tax rate). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company was previously entitled to do. The Company may change its election in the year 2005.

As of December 31, 2004, we had 483,279 options outstanding under the 2003 plan, 228,282 at an exercise price of $3.00 per share, 121,997 at an exercise price of $2.00 per share, 60,000 at an exercise price of $1.84 per share, and 73,000 at an exercise price of less than $0.01 per share. 158,055 options were vested as of December 31, 2004.

2001 Plan

In March 2002, the Company's shareholders approved the adoption of the 2001 Stock Option Plan, pursuant to which 250,000 ordinary shares were reserved for purchase by the Company's employees, directors, consultants or service providers, as determined by the Board of Directors or its authorized sub-committee. As of December 31, 2004, we had 101,641 options outstanding under this plan, 75,000 at an exercise price of $4.00 per share and 26,641 at an exercise price of $6.80 per share. All of the outstanding options had vested as of December 31, 2004.

2000 Plan

In April 2001, the Company's shareholders approved our 2000 Employees Incentive Share Option Plan, pursuant to which 112,500 ordinary shares were reserved for purchase. The plan is subject to Section 102 of the Israeli Income Tax Ordinance. As of December 31, 2004, we

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had 50,825 options outstanding under this plan, 41,075 at an exercise price of $28.00 per share and 9,750 at an exercise price of $6.80 per share. Of these options, 50,075 were vested as of December 31, 2004.

1999 Plan

In November 1999, the Company's shareholders approved the adoption of the 1999 Stock Option Plan (incentive and restricted stock options). The 1999 plan has 193,750 ordinary shares reserved in its favor. As of December 31, 2004, 44,257 of the options granted under this plan had been exercised, and no options were outstanding.

1995 Plans

In December 1995, we adopted the following plans: (i) the Stock Option Plan (Incentive and Restricted Share Options) (the "ISO/RSO Plan"), which provides for the grant of incentive and restricted stock options and (ii) the Section 102 Stock Option/Stock Purchase Plan (the "Section 102 Plan" and together with the ISO/RSO Plan, the "Share Option Plans").

The Share Option Plans provide for the grant of options to purchase up to an aggregate of 50,000 ordinary shares. As of December 31, 2004, 22,300 of the options granted under this plan had been exercised, and there were 11,113 more options outstanding, 7,963 at an exercise price of $17.00 per share, and 3,150 at an exercise price of $18.00 per share. All of the outstanding options had vested as of December 31, 2004.

1994 Plan

In 1994, we adopted a plan for the grant of options to purchase 50,000 ordinary shares to our employees. As of December 31, 2004, 28,615 of the options granted under this plan had been exercised, and no options were outstanding.

Item 7: Major Shareholders and Related Party Transactions

7A.   Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table presents, to the best of our knowledge, certain information as of May 10, 2005 with respect to each shareholder known to the Company to be the beneficial owner of more than 5% of our outstanding ordinary shares. Except where indicated, we believe, based on information provided by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares (subject to community property laws, where applicable). Applicable percentage ownership in the following table is based on 4,838,651 shares outstanding as of May 10, 2005.

	Shares Beneficially Owned	
Name and Address	Number	Percent
Catalyst Fund, LP (1) 3 Daniel Frisch Street, Tel-Aviv 64731, Israel	947,275	19.58%
Hillswood Holdings Limited (2) C/o Credit Suise Trust Limited Guernsey Office P.O. Box 122, Helvetia Court South Esplanade, St. Peter Port Guernsey, GY1 4EE Channel Islands	297,719	6.15%
Quasar Communication Systems Ltd.	285,000	5.89%

2 Pekris Street, Science Park Rehovot 76702, Israel		
M. Wertheim Holdings, Ltd. 7 Zabotinski Street Ramat-Gan 52520, Israel	279,958	5.79%
Ms. Yael Gal (3) Moshav Ya`ad Misgav 20155, Israel	244,336	5.05%
Officers and directors as a group (4)	0	0%

(1) Does not include 345,000 ordinary shares that Catalyst has agreed to purchase from the Company pursuant to a share purchase agreement dated May 24, 2005 (see Item 5B).

(2) Does not include 12,400 Ordinary Shares held by the son of the controlling shareholder of Hillswood Holdings Limited.

(3) Does not include indirect ownership of 16,649 Ordinary Shares (and 12,805 options) owned by Mr. Israel Gal, Ms. Yael Gal's spouse, as to which Ms. Gal disclaims beneficial ownership.

(4) Does not include 406,282 options to purchase Ordinary Shares of the Company granted and currently held by Officers and/or Directors of the Company.

Of the major shareholders, to the best of our knowledge, only the holdings of Ms. Yael Gal changed over the last three years: as of December 31, 2002 and 2003 – 244,467 ordinary shares, and as of December 31, 2004 – 244,336 ordinary shares[4].

The shareholders' holdings reflect their voting rights. The Company's major shareholders do not have different voting rights than other shareholders, with respect to their shares.

As of May 10, 2005, there were 19 record holders of ordinary shares, of which 7 were registered with addresses in the United States, representing approximately 64% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B.   Related Party Transactions

M&A Addendum to the Services Agreement of Cukierman & Co.

In 2003, the Company's audit committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective as of April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman, who, since June 26, 2003, serves as Chairman of our Board of Directors, and is a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4-6% for a consummated private placement. According to its terms, the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions shall be discussed by the parties and drafted as a future addendum to the agreement. Such an addendum was approved on August 22, 2004, and it provides Cukierman & Co. with a success fee of 3.5% of the proceeds exchanged in an M&A transaction.

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[4]   Her spouse, Mr. Israel Gal, was also a major shareholder until recently. His holdings over the last three years: as of December 31, 2002 and 2003 – 321,332 ordinary shares, as of December 31, 2004 – 244,635 ordinary shares, and as of May 10, 2005 – 16,649 ordinary shares.

Consulting Agreement between BOScom and Zvi Greengold

On August 5, 2004, at the recommendation of the audit committee and Board of Directors, the shareholders approved a consulting agreement between the Company's subsidiary, BOScom Ltd. and Mr. Zvi Greengold (who until August 5, 2004 was a director of the Company and Chairman of the Board of Directors of BOScom, and is currently an observer on the Company's Board of Directors and a director of BOScom), effective September 1, 2003, and that the consulting fee of 4,500 NIS per month (approximately $1,000) plus applicable VAT and reimbursement of expenses, shall be in addition to the remuneration and options Mr. Greengold receives as a director of the Company (as do all directors who are non employees/consultants of the Company). The consulting services include accompanying management in formalization of managerial processes and providing consulting services to the CEO. The agreement may be terminated by either party for any reason by 30 day advance written notice.

On September 26, 2004 the Board of Directors resolved that Mr. Greengold, who since August 2004 serves as an observer on the Board, shall not be compensated for his participation in Board meetings, but will continue to hold the options granted to him in August 2003 while he was a director, just like the Company directors.

Consulting Agreement between BOScom and Israel Gal

The audit committee and the Board of Directors have approved, subject to shareholder approval at the upcoming annual meeting of shareholders, a consultancy agreement between BOScom and Xorcom Ltd., a company controlled by Israel Gal, who was a director of the Company until May 10, 2005 and who was employed by the Company and Boscom in various positions, the most recent as CTO of VOIP products in BOScom. On December 31, 2004 the employment was terminated and Mr. Gal began providing consultancy services (as well as aid in the preparation of the Chief Scientist proposal and outsourcing of hardware) to BOScom, through his company, Xorcom Ltd. The term of the consultancy agreement is January 1, 2005 through June 30, 2005. The amount paid for Mr. Gal's consulting services is equal to the amount borne by the employer with respect to his salary as of December 31, 2004. The Company may, by the decision of its CEO and the approval of the Board, terminate the agreement at any time, by giving one month prior written notice.

Assignment of Voting Rights to Mr. Yair Shamir

On February 5, 2004 the audit committee and Board of Directors approved an Assignment and Assumption Agreement, between the Company, Catalyst Investments L.P, and Mr. Yair Shamir (who was a director of the Company until March 31, 2005 and is the Chairman of Catalyst Investments), according to which the voting rights in all but one of the Surf shares that the Company has an option to purchase from Catalyst (see Item 4A), have been assigned to Yair Shamir. Pursuant to the agreement, Yair Shamir irrevocably undertook to assign the voting rights to the Company immediately upon the earlier to occur of the following, and subject to the receipt of a written request from the Company to effect such assignment: a) at the time Surf's shares are offered to the public in a public offering pursuant to a registration statement filed by Surf under the Securities Act of 1933 or a similar act of another jurisdiction, or b) the Company exercises its option to purchase the additional shares from Catalyst.

Indemnity Undertakings by the Company to its Directors and Officers

On February 18, 2003, the Company's shareholders approved indemnity undertakings to its directors and officers (including future directors and officers as may be appointed from time to time), in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500,000 (two and a half million dollars).

Settlement Agreement between the Company, Catalyst Investments L.P, and Certain Shareholders

In January 2003, the Company's Board of Directors approved the transaction with Catalyst Investments, L.P. ("Catalyst" and the "Transaction"), pursuant to which Catalyst was issued Company shares, in exchange for the sale of most of its Surf shares to the Company (see also Item 4A). Shortly thereafter, certain shareholders filed suit against the Company demanding that a shareholders meeting be convened and requesting a declaratory judgment that the transaction is subject to shareholder approval. The court issued a temporary restraining order, *ex parte,* prohibiting the Company from signing the transaction agreements and closing the deal, and scheduled a hearing in the presence of all parties. The Company's position was that the shareholders lack voting authority with regard to the Transaction.

In February 2003, a settlement agreement reached between the parties provided for the dismissal of the lawsuit, so that the Transaction will be executed without the need for shareholder approval. Under the settlement agreement, Catalyst was prohibited, until February 1, 2005, from entering into a voting agreement of any kind, with other shareholders of the Company, unless some of the plaintiff shareholders enter into voting agreements of their own. Catalyst also represented that it purchased the Company shares for investment purposes and undertook to not sell its shares until February 1, 2006, subject to certain agreed-upon exceptions. The settlement agreement also provided Catalyst with the same registration rights with regard to the purchased shares, as some of the plaintiff shareholders received when they invested in the Company in May 2000. Furthermore, all parties waived claims against each other and against the directors of the Company, with regard to the Transaction, as well as any claims against Orwer Ltd. and/or Mr. Aviram Wertheim, with relation to the private placement between the Company and Orwer Ltd., which did not take place despite the authorization given by the shareholders in March 2002.

Private Placement with Certain Investors, Including Catalyst

On May 24, 2005 the Company entered into a Share Purchase Agreement with certain investors, including the Catalyst Fund L.P., which is the Company's largest shareholder. The transaction is subject to certain closing conditions, including shareholder approval at the upcoming Annual General Meeting (scheduled for June 29, 2005). See Item 5B.

7C.   Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information.

8A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18.

Sales Outside Israel

The total amount of export sales of the Company has been as follows:

2004 - $4,318,000 (totaling 52% of all revenues); 2003 - $4,172,000 (totaling 73% of all revenues); 2002 - $7,137,000 (totaling 76% of all revenues).

Legal Proceedings

In July 2002, the Company received a claim letter from a car leasing vendor, under which it claims that the Company's termination notice of the leasing agreement in March 2002 constituted a breach of the agreement and the car vendor is demanding compensation of which the nominal sum is approximately $292,000. No legal proceeding has yet been filed. At this stage, according to the Company's counsel assessment, the prospects of vendor to prevail and recover a significant amount, seem remote. The financial statements do not include any provision for this claim.

In September 2003, a supplier filed a legal claim in the amount of $107,000 against the Company's subsidiary (Odem). The claim alleges the breach of an agreement for the purchase of products. The Company's legal counsel is unable to reasonably estimate the outcome of this claim. In addition, the Company's management believes that the chances of the claim are remote. Accordingly, no provision has been included in the financial statements in respect of this claim.

Dividend Policy

The Company does not currently have a dividend policy. The declaration and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions existing at the time. This will include our earnings and financial condition. We may only pay cash dividends in any fiscal year out of "profits," as determined under Israeli statutory standards. Any dividends paid out of Approved Enterprise earnings (i.e. tax exempt income) will be liable to tax. As we cannot currently distribute dividends, no provision has been made for this additional tax in our Financial Statements.

8B. Significant Changes

Not applicable.

Item 9: The Offer and Listing.

9A. Offer and Listing Details

Our ordinary shares were traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, as quoted on the NASDAQ Small Capitalization Market under the symbol "BOSC" and "BOSCW," respectively. In September 2000, our shares started to be traded on the NASDAQ National Market. In January 2002, our shares began trading, as well, on the Tel-Aviv Stock Exchange, under the symbol "BOSC", pursuant to the dual-listing regulations of the Israeli Securities Authority.

Prices set forth below are high and low reported closing prices for our ordinary shares and warrants of the Company, as reported by NASDAQ for the period indicated. All share prices have been retroactively adjusted to reflect the 1:4 reverse stock split effected May 29, 2003.

		Ordinary Shares		Warrants	
Period		High	Low	High	Low
2000	Annual	71.24	10.36	40.00*	4.56*
2001	Annual	16.68	3.64		
2002	Annual	7.92	2.40		
2003	Annual	3.97	1.67		
	First Quarter	1.96	1.92		
	Second Quarter	2.40	1.99		
	Third Quarter	1.90	1.67		
	Fourth Quarter	3.97	2.60		
2004	Annual	4.00	1.62		
	First Quarter	4.00	2.31		
	Second Quarter	3.25	1.77		
	Third Quarter	2.10	1.62		
	Fourth Quarter	3.96	1.82		
2004	December	3.96	2.17		
2005	January	3.50	2.35		
	February	3.49	2.43		
	March	3.18	2.59		
	April	2.79	2.27		
	May	2.52	2.24		
	June (until June 21)	2.34	2.15		

(*) The warrants expired and ceased to be traded on April 2, 2000.

9B.   Plan of Distribution

Not applicable.

9C.   Markets

Our securities are traded on the NASDAQ Stock Exchange (symbol "BOSC") and the Tel-Aviv Stock Exchange (symbol "BOSC").

9D.   Selling Shareholders

Not applicable.

9E.   Dilution

Not applicable.

9F.   Expenses of Issue

Not applicable.

Item 10: Additional Information.

10A.   Share Capital

Not applicable.

10B.   Memorandum and Articles of Association

In March 2002 the Company adopted new Articles of Association, in view of the Israeli Companies Law, 1999.

Set forth below is a summary of certain provisions governing our share capital. This summary is not complete and should be read together with our Memorandum and Articles of Association, copies of which have been filed as exhibits to the Annual Report.

1.   Objects of the Company:

The company's objects and purposes are outlined in the Memorandum of Association. These objects include: the development of sophisticated interfaces for IBM mainframe computers; the export of hi-tech products to Europe and the USA; and research, development and manufacture of products in the sphere of communication networks. The Company's Articles of Association (Article 2) allow it to engage in any legal business.

2.   Provisions related to the directors of the Company:

(a) Approval of Certain Transactions under the Companies Law:

We are subject to the provisions of the Israeli Companies Law 1999, which became effective on February 1, 2000.

The Companies Law codifies the fiduciary duties that an Office Holder has to the Company. An "Office Holder" is defined in the Companies Law as any Director, General Manager or any other Manager directly subordinate to the General Manager and any other person with similar responsibilities.

An Office Holder's fiduciary duties consist of a Duty of Loyalty and a Duty of Care.

The Duty of Loyalty includes: the avoidance of any conflict of interest between the Office Holder's position in the company and his personal affairs; the avoidance of any competition with the company; the avoidance of any exploitation of any business opportunity of the Company in order to receive personal advantage for himself or others; and a duty to reveal to the Company any documents or information relating to the Company's affairs that the Office Holder has received due to his position.

The Duty of Care requires an Office Holder to act at a level of care that a reasonable Office Holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (1) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (2) all other information of importance pertaining to the foregoing actions.

Under the Companies Law, all arrangements with regard to the compensation of Office Holders who are not Directors require the approval of the Board of Directors. Arrangements regarding the compensation of Directors require Audit Committee, Board and Shareholder approval.

The Companies Law requires that an Office Holder of a company promptly disclose to the company's Board of Directors any personal interest that he or she may have, and all related material information known to him in connection with any existing or proposed transaction by the company. This disclosure must be made by the Office Holder, whether orally or in writing, no later than the first meeting of the Company's Board of Directors which discusses the particular transaction. An Office Holder is deemed to have a "personal interest" if he,

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certain members of his family, or a corporation in which he or any one of those family members is a 5% or greater shareholder or exercises or has the right to exercise control, has an interest in a transaction with the company. An "Extraordinary Transaction" is defined as a transaction - other than in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

In the case of a transaction that is not an Extraordinary Transaction, after the office holder complies with the above disclosure requirements, only board approval is required. The transaction must not be adverse to the company's interests. In the case of an Extraordinary Transaction, the company's Audit Committee and the Board of Directors, and, under certain circumstances, the shareholders of the company must approve the transaction, in addition to any approval stipulated by the Articles of Association. An Office Holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the Audit Committee may not be present at this meeting or vote on this matter, unless a majority of the members of the Board of Directors or Audit Committee, respectively, have a personal interest in the matter, in which case they may all be present and vote, after which the matter must be approved by the shareholders of the Company.

(b) Borrowing powers exercisable by the Directors are not specifically outlined in the Company's Articles of Association, however, according to Article 15: "Any power of the Company which has not been vested in another organ pursuant to the Companies Law or the articles may be exercised by the Board of Directors".

(c) The Company's Articles of Association do not contain provisions regarding the retirement of directors under an age limit requirement, nor do they contain a provision requiring a Director to hold any Company shares in order to qualify as a Director.

For further reference to the Articles of Association regarding the Company's directors, see Item 6.

3.   With regard to the rights, preferences and restrictions attaching to the shares, the Company's Articles of Association provide the following:

(a),(c),(d): Dividends, Rights to Share in the Company's Profits and Rights to Share in any Surplus upon Liquidation

All holders of paid-up ordinary shares of the Company have an equal right to participate in the distribution of (i) dividends, whether by cash or by bonus shares; (ii) Company assets; and (iii) the Company's surplus assets upon winding up, all pro rata to the nominal value of the shares held by them (Articles 4.2.2, 4.2.3 and 7.3).

The Board of Directors is the organ authorized to decide upon the distribution of dividends and bonus shares (Article 26). The shareholders who are entitled to a dividend are the shareholders on the date of the resolution for the dividend or on a later date if another date is specified in the resolution on the dividend's distribution. If the Board of Directors does not otherwise determine, any dividend may be paid by way of a cheque or payment order that shall be sent by mail in accordance with the registered address of the shareholder or person entitled thereto, or in the case of registered joint shareholders to the shareholder whose name appears first in the shareholders' register in relation to the joint shareholding. Every such cheque shall be drawn up to the order of the person to whom it is being sent. The receipt of a person who on the date of the dividend's declaration is listed in the shareholders' register as the holder of any share or, in the case of joint shareholders, of one of the joint shareholders shall serve as confirmation of all the payments made in connection with such share. For the purpose of implementing any resolution pursuant to the provisions of this paragraph, the Board of Directors may settle, as it deems fit, any difficulty arising in relation to the distribution of the dividend and/or bonus shares, including determine the value for the purpose of the said distribution of certain assets and resolve that payments in cash shall be made to members in reliance upon the value thus determined, determine regulations in relation to fractions of shares or in relation to non-payment of amounts less than NIS 200.

(b) Voting Rights

All holders of paid-up ordinary shares of the Company have an equal right to participate in and vote at the Company's general meetings, whether ordinary or special, and each of the shares in the Company shall entitle its holder, present at the meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote (Article 4.2.1). Shareholders may vote either in person or through a proxy or voting instrument, unless the Board of Directors prohibited voting through a voting instrument on a certain matter and stated so in the notice of the meeting (Articles 14.1 and 14.6). A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Companies Law or the Company's Articles of Association (Article 14.3).

Directors of the Company stand for reelection at every annual meeting (Article 16.2) and not at staggered intervals, with the exception of the External directors who are appointed for a period of 3 years under the Israeli Companies Law, 1999. The Articles do not provide for cumulative voting.

(e) Redemption

The Company may, subject to any applicable law, issue redeemable securities on such terms as determined by the Board of Directors, provided that the general meeting of shareholders approves the Board of Director's recommendation and the terms determined (Article 27).

(g) Capital Calls by the Company

The Board of Directors may only make calls for payment upon shareholders in respect of monies not yet paid for shares held by them (Article 7.2).

(h) Discrimination

No provision in the Company's Articles of Association discriminates against an existing or prospective holder of securities, as a result of such shareholder owning a substantial amount of shares.

4. *Modification of Rights of Holders of Stock*

The general meeting of shareholders may resolve to create new shares of an existing class or of a new class with special rights and/or restrictions (Article 9.1).

So long as not otherwise provided in the shares' issue terms and subject to the provisions of any law, the rights attached to a particular class of shares may be altered, after a resolution is passed by the Company and with the approval of a resolution passed at a general meeting of the holders of the shares of such class or the written agreement of all the class holders. The provisions of the Company's Articles of Association regarding general meetings shall apply, mutatis mutandis, to a general meeting of the holders of a particular class of shares (Article 10.1). The rights vested in the holders of shares of a particular class that were issued with special rights shall not be deemed to have been altered by the creation or issue of further shares ranking equally with them, unless otherwise provided in such shares' issue terms (Article 10.2).

The above mentioned conditions are not more onerous than is required by law.

5. *Annual General Meetings and Extraordinary General Meetings*

General meetings shall be convened at least once a year at such place and time as determined by the Board of Directors but no later than 15 months from the last general meeting. Such general meetings shall be called "annual meetings". The Company's other meetings shall be called "special meetings" (Article 12.1). The annual meeting's agenda shall include a discussion of the Board of Directors' reports and the financial statements as required at law. The annual meeting shall appoint an auditor, appoint the directors pursuant to these articles and discuss all the other matters which must be discussed at the Company's annual general meeting, pursuant to these articles or the Law, as well as any other matter determined by the Board of Directors (Article 12.2).

The Board of Directors may convene a special meeting pursuant to its resolution and it must convene a general meeting if it receives a written requisition from any one of the following (hereinafter referred to as "requisition") (i) two directors or one quarter of the directors holding office; and/or (ii) one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or (iii) one or more shareholders holding at least 5% of the voting rights in the Company (Article 12.3). A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company's registered office. The requisition may be made up of a number of documents in an identical form of wording, each of which shall be signed by one or more of the persons requisitioning the meeting (Article 12.4). Where the Board of Directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted to it, for a date that shall be specified in the invitation and subject to the law (Article 12.5).

Notice to the Company's members regarding the convening of a general meeting shall be sent to all the shareholders listed in the Company's shareholders' register at least 21 days prior to the meeting and shall be published in other ways insofar as required by the law. The notice shall include the agenda, proposed resolutions and arrangements with regard to a written vote. The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting (Article 12.6).

The shareholders entitled to participate in and vote at the general meeting are the shareholders on the date specified by the Board of Directors in the resolution to convene the meeting, and subject to the law (Article 14.1).

No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion's commencement. A quorum is the presence of at least two shareholders holding at least 33⅓% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting's commencement (Article 13.1). If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as "the adjourned meeting") (Article 13.2). The quorum for the commencement of the adjourned meeting shall be any number of participants.

The Articles of Association provide that all shareholder resolutions shall be passed by an ordinary (simple) majority of the votes cast, unless another majority is specified in the Companies Law or in the Articles (Article 14.3).

6.   *Limitations on the rights to own securities*

There are no limitations on the rights to own the Company's securities, including the rights of non-residents or foreign shareholders to do so.

7.   *Change of Control*

Under the Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval isn't required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. A majority of votes approving the merger shall suffice, unless the company (like ours) was incorporated in Israel prior to the Companies Law of 1999, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines differently, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and provided that 30 days have elapsed since shareholder approval was received and 50 days have elapsed from the time that a proposal for approval of the merger was filed with the Registrar.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings. This rule does not apply if there is already another holder of 25% or more of the voting power at general meetings. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds 45% of the voting power of the company. An acquisition from a 25% or 45% holder, which turns the purchaser into a 25% or 45% holder respectively, does not require a tender offer. An exception to the tender offer requirement may also apply when the additional voting power is obtained by means of a private placement approved by the general meeting of shareholders. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company's shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. If a tender offer is accepted and less than 5% of the shares of the company are not tendered, all of the shares will transfer to the ownership of the purchaser. If 5% or more of the shares of the company are not tendered, the purchaser may not purchase shares in a manner which will grant him more than 90% of the shares of the company.

8.   *Disclosing share ownership*

The Company has no bylaw provisions governing the ownership threshold, above which shareholder ownership must be disclosed.

10C.   Material Contracts

All material contracts have been described in detail throughout this form, wherever applicable.

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10D.   Exchange Controls

All exchange control restrictions imposed by the State of Israel have been removed, although there are still reporting requirements for foreign currency transactions. Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

Pursuant to the General Permit issued by the Israeli Controller of Foreign Currency, at the Bank of Israel (under the Currency Control Law, 1978), non-residents of Israel who purchase our ordinary shares will be able to convert any proceeds from the sale of these ordinary shares, as well as dividend and liquidation distributions, if any, into non-Israeli currency, provided that Israeli Income Tax has been paid (or withheld) on such amounts (to the extent applicable).

There are no limitations on the Company's ability to import and export capital.

10E.   Taxation

The following is a summary of the material Israeli tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting the Company.

To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

ISRAELI TAX CONSIDERATIONS

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income. The tax reform also substantially changes the taxation of capital gains.

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30%for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

The Company's facilities have been granted Approved Enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), which provides certain tax and financial benefits to investment programs that have been granted such status.

The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an "approved enterprise." Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

Taxable income of a company derived from an approved enterprise is subject to company tax at the rate of 10-25% (subject to the percentage of the foreign shareholders holding in the company), rather than at the regular rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from completion of the investment under the approved plan (commencement of production) or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. A Foreign Investors Company ("FIC"), as defined in the Investment Law, may enjoy benefits for a period of up to 10 years, or 12 years if it complies with certain export criteria stipulated in the Investment Law.

A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period.

The Company has four approved enterprise programs under the Capital Investments Law, which entitle the Company to some tax benefits. In our first program, we elected to participate in a government guaranteed loans and grants approved enterprise program and have received grants from the investment center. Income derived from the first program which began in 1991 and completed in 1992, was subject to a reduced tax rate of 25% for the period of seven years ended 1999.

In our second and third programs we have elected to participate in government guaranteed loans programs. Income derived from these programs, which began in 1992 and 1994, respectively, are tax exempt for a period of ten years commencing on the first year of taxable income.

In our fourth program, we have elected to participate in the "alternative benefit program". Income derived from "alternative benefit program" which began in 1997 is exempt from tax for a period of ten years, starting in the first year in which we generate taxable income from the approved enterprise. The tax benefit period for this program will expire through 2010. The fourth plan was extended until 2001.

During 2002, as part of the transfer of operations from the Company to BOScom, all tax benefits that were related to the Approved Enterprise of the Company, were transferred to BOScom.

Since 2002, we elected not to participate in any approved enterprise program. Accordingly, taxable income generated in that period will be split by the assets ratio into a taxable income that is entitled to the benefits of the approved enterprise and into an income that will be taxed at regular corporate tax rate.

Our subsidiary, BOScom, also has a production facility, which was granted an "Approved Enterprise" status and had a separate investment program. BOScom elected to receive the "alternative benefits". Income derived from BOScom's investment program, which commenced operations in 1997 and 2002, is exempt from income tax for a period of ten years commencing with the first year in which taxable income is generated.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a

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cash dividend in a manner other than in the complete liquidation of the Company and BOScom, the Company (or BOScom) will be required to pay corporate tax at the reduced corporate tax rate applicable to such profits between 10% and 25%. In addition, dividends from approved enterprises are generally taxable at the reduced rate of 15% if distributed during the tax exemption period or within 12 years thereafter (this time limit does not apply to an FIC). Tax must be withheld at source, regardless of whether the dividend is converted into foreign currency. The Company currently intends to reinvest the amounts of tax-exempt income and not to distribute such income as dividends.

The Investment Center of the Ministry of Industry and Trade bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction.

In case the tax deduction, in the year research and development expenditures are incurred, is not approved by the relevant Israeli government ministry, the Company will be entitled for the tax deduction over a period of three years.

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel and at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity. Until December 31, 2001 the Company qualified as an "Industrial Company" within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, Industrial Companies are entitled to certain preferred corporate tax benefits.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. In January 2002, subsequent to the Company's restructure transforming it into a holding company by transferring its industrial operations to its wholly-owned subsidiary, BOScom, the Company disqualified from being an "Industrial Company" and therefore the benefits described above are not available since then.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustments Law," represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The material aspects to the Company can be described as follows:

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There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed, inflation resistant, assets and non-fixed (soft) assets. Where a company's equity, as defined in law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index (CPI). Under Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investors' company". The Company elected to measure its results for tax purposes on the basis of the changes in the Israeli CPI.

Capital Gains Tax on Sales of Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of securities and other capital assets, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of a non-resident provides otherwise. Until the Israeli tax reform that became effective on January 1, 2003, sales by both residents and non-residents of Israel (other than certain Israeli corporations) of securities of Israeli companies that qualified as "Industrial Companies" or Industrial Holding Companies" on recognized stock exchanges outside of Israel were exempt from the capital gains tax. This exemption did not apply to dealers in securities in Israel and persons subject to Inflationary Adjustments Law who were taxed at regular tax rates applicable to business income. Subsequent to the disqualification of the Company as an "Industrial Company" since January 2002, a sale of shares on the Nasdaq National Market by the Company's Israeli shareholders was not tax exempt under paragraph 4a of the Regulation for "Exemption of Capital Gain Incurred in a Sale of Shares" (1981) (the "Regulation"). However, since January 2002, the Company registered its shares for trade in the Tel Aviv Stock Exchange (TASE). Accordingly, sales (other than by certain Israeli corporations) of securities of Israeli companies were subject to tax exemption throughout the year 2002, if sold on the TASE. However, the tax reform of January 2003 repealed these exemptions and now imposes a 15% capital gains tax on Israeli resident individuals, in respect of gains derived after January 1, 2003 from the sale of shares of an Israel company on the TASE or a recognized stock exchange outside Israel, and the status of an Industrial Company is no longer relevant. The 15% tax rate does not apply to dealers in securities, persons subject to Inflationary Adjustments Law, and shareholders who acquired their shares prior to an initial public offering. This tax does not affect non-residents who are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock exchange, provided such shareholders did not acquire their shares prior to an initial public offering.

The US-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "United States-Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a "Treaty United States Resident") generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company's voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who

65

holds, directly or indirectly, shares representing 10% or more of the Company's voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations specified in the treaty. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Holders of Ordinary Shares

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25%, (or 15% for dividends generated by an approved enterprise) is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the United States- Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%. The Treaty further provides that a 12.5% Israeli dividend withholding tax will apply to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting shares during, in general, the current and preceding tax years of the Israeli company. The lower 12.5% rate applies only on dividends distributed from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

Under an amendment to the Inflationary Adjustments Law 1985, effective January 1, 1999, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Foreign Exchange Regulations

Dividends, if any, paid to the holders of the ordinary shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

UNITED STATES FEDERAL INCOME TAXES

The following general discussion sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares as capital assets ("U.S. Shareholders"): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) a trust if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, financial institutions or foreign individuals or entities, (c)

U.S. Shareholders owning directly or by attribution 10% or more of the Company's outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the dollar, or (g) any aspect of state, local or non-United States tax law.

THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF AN INVESTOR'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Dividends Paid on the Ordinary Shares

Distributions paid on ordinary shares (including any Israeli taxes withheld) to a U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends, which will be treated as foreign source income for U.S. foreign tax credit purposes, generally will not qualify for the dividends-received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the shareholder's tax basis in the ordinary shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares. The amount of the distribution will equal the US Dollar value of the distribution, calculated by reference to the exchange rate in effect on the date the distribution is received (or otherwise made available to the U.S. Shareholders), regardless of whether a payment in Israeli currency is actually converted to US Dollars at that time. U.S. Shareholders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Israeli currency received which is converted into US Dollars subsequent to receipt.

Qualified dividend income received by an individual (as well as certain trusts and estates) U.S. Shareholder for taxable years beginning before January 1, 2009 are taxed at reduced rates of either 5 or 15 percent, depending upon the amount of such shareholder's taxable income. If a non-corporate U.S. Shareholder does not hold ordinary shares for more than 60 days during the 120 day period beginning 60 days before an ex-dividend date, dividends received on ordinary shares are not eligible for reduced rates. Dividends received from a foreign corporation that was a passive foreign investment company (as further discussed below) in either the taxable year of the distribution or the preceding taxable year are not qualified dividend income. Qualified dividend income includes dividends received from a "qualified foreign corporation." A "qualified foreign corporation" includes a foreign corporation whose shares are readily tradable on an established securities market in the United States as well as a foreign corporation that is entitled to the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program. Israel and the United States are parties to a comprehensive income tax treaty which includes an exchange of information program. The United States Treasury Department will periodically issue guidance regarding which income tax treaties will be satisfactory for treating a corporation as a "qualified foreign corporation". In the event ordinary shares should not be readily tradable on an established securities market in the United States, non-corporate U.S. Shareholders should consult their own tax advisors as to whether any distributions paid on ordinary shares will be taxed for United States federal income tax purposes at reduced tax rates.

67

Credit for Israeli Taxes Withheld

Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares generally will be eligible for credit against a U.S. Shareholder's United States federal income tax liability at such U.S. Shareholder's election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. Dividends with respect to the ordinary shares generally will be classified as foreign source "passive income" for the purpose of computing a U.S. Shareholder's foreign tax credit limitations for U.S. foreign tax credit purposes. The availability of the Israeli withholding tax as a foreign tax credit will also be subject to certain restrictions on the use of such credits, including a prohibition on the use of the credit to reduce liability for the United States individual and corporate minimum taxes by more than 90%. Alternatively, U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

Disposition of the Ordinary Shares

Subject to the discussion under the heading "Passive Foreign Investment Company Status" the sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder's tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder's holding period of the ordinary shares exceeds one year at the time of the disposition. Certain limitations apply to the deductibility of capital losses by both corporate and non-corporate taxpayers. Under the Code, gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, however, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of ordinary shares.

Passive Foreign Investment Company Status

A foreign corporation generally will be treated as a "passive foreign investment company" ("PFIC") if, after applying certain "look-through" rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25% by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.

The Company has not made the analysis necessary to determine whether or not it is currently a PFIC or whether it has ever been a PFIC. However, the Company does not believe that it was a PFIC in 2004. However, there can be no assurance that the Company is not, has never been or will not in the future be a PFIC. If the Company were to be treated as a PFIC, any gain recognized by a U.S. Shareholder upon the sale (or certain other dispositions) of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income,

68

and a U.S. Shareholder may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale or certain dispositions of ordinary shares. In order to avoid this tax consequence, a U.S. Shareholder (i) may be permitted to make a "qualified electing fund" election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of the Company's income or (ii) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Additionally, if the Company is deemed to be a PFIC, a U.S. Shareholder who acquires ordinary shares in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death and instead will have a tax basis equal to the decedent's tax basis if lower than fair market value. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Shareholders of changes in circumstances that would cause the Company to become a PFIC. U.S. Shareholders should consult their own tax advisors concerning the status of the Company as a PFIC at any point in time after the date of this Annual Report on Form 20-F. The Company does not currently intend to take the action necessary for a U.S. Shareholder to make a "qualified electing fund" election in the event the Company is determined to be a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:
   • the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:
      (i) in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or
      (ii) in the case of an individual, the item is attributable to a fixed place of business in the United States;
   • the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or
   • the non-U.S .holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back up Withholding.

A non-corporate U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and "backup withholding" at a 30% rate on cash payments in the United States of dividends on, and the proceeds of disposition of, ordinary shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after the request therefore; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder's federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

10F.   Dividends and Paying Agents

Not applicable.

10G.   Statement by Experts

Not applicable.

10H.   Documents on Display

The documents concerning the Company that are referred to in the form may be inspected at the Company's office in Israel.

10I.   Subsidiary Information

For information relating to the Company's subsidiaries, see Item 4 – "Organizational Structure" as well as the Company's Consolidated Financial Statements (Items 8 and 18 of this form).

Item 11: Quantitative and Qualitative Disclosure about Market Risk.

Currency Exchange Rate Risk Management

The Company's functional currency is the US Dollar. Since the Company operates in Israel and Europe it manages assets and liabilities in currencies other than US Dollar such as Israeli Shekel and Euro.

The excess balance of monetary assets on liabilities in non-dollar currencies in the Balance Sheet as of 31.12.04 and 31.12.03 ("Balance Sheet Exposure") is presented in the table below. The data is presented in US Dollars (in thousands):

	December 31, 2004		December 31, 2003	
	Israeli currency (1)	non-dollar Currencies (2)	Israeli currency (1)	non-dollar Currencies (2)
	U.S.$	U.S.$	U.S.$	U.S.$
Current assets:				
Cash and cash equivalents	$ 873	$ 244	$ 629	$ 41
Trade receivables	3,794	121	388	2
Other accounts receivable	390	-	87	68
	$ 5,057	$ 365	$ 1,104	$ 111
Current liabilities:				
Short term loans from banks	$ 1,354	$ -	$ -	$ -
Current maturities of long-term bank loans and convertible note	48	-	-	-
Trade payables	1,514	21	41	16
Other accounts payable	988	-	406	110
	$ 3,904	$ 21	$ 447	$ 126
Bank loans (net of current maturities)	$ 54	$ -	$ -	$ -
Total liabilities	$ 3,958	$ 21	$ 447	$ 126
Net	$ 1,099	$ 344	$ 657	$ (15)

(1)   The above does not include balances in Israeli currency linked to the US dollar.
(2)   Primarily Euro.

The Company does not use financial instruments and derivatives, but manages the risk of Balance Sheet Exposure by attempting to maintain a similar balance of assets and liabilities in any given currency.

The selling prices of our products in Israel and Europe are quoted and collected in the local currency. The purchases and salary expenses in Israel are paid in the local currency.

A material change in currency exchange rate of the NIS or Euro compared to the US Dollar may have an effect on the Company's financial results and cash flow.

Credit Risk Management

The company sells its products and purchases products from vendors on credit terms.

The trade receivables of the Company are derived from sales to customers located primarily in the United States, Europe and Israel. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments.

Provisions are made for doubtful debts on a specific basis and, in management's opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.

The table below presents the accounts receivables balance by geographical market as of 31.12.04 and 31.12.03:

| | December 31, | |
	2004	2003
United States	$ 734	$ 392
Europe	$ 345	$ 117
Israel and others	$ 3,478	$ 566
	$ 4,557	$ 1,075

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates, is due to its investment of its surplus funds, loans and Convertible Note that carried variable interest.

The Company has a conservative investment policy. According to this policy the Company invests in bank deposits and in high level marketable securities.

A material change in yields of the securities which the company invests in and the need of cash before the securities' maturation, may have an effect on the Company's financial results and cash flow.

A material change in interest we receive on our bank deposits or pay on our loans and Convertible Note may have an effect on the Company's financial results and cash flow.

Bank Risk

The Company invests and manages the majority of its funds in two banks which are among the five largest in Israel.

Item 12: Description of Securities Other than Equity Securities.

Not applicable.

Item 13: <u>Defaults, Dividend Arrearages and Delinquencies.</u>

Not applicable.

Item 14: <u>Material Modifications to the Rights of Security Holders and Use of Proceeds.</u>

Not applicable.

Item 15: <u>Controls and Procedures</u>

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on the Company's evaluation, the Company's management, including the CEO and CFO, has concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company's disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company's reports.

Subsequent to the date of the evaluation thereof, there have been no significant changes in the Company's internal controls or in other factors that could have materially affected or are reasonably likely to materially affect these controls. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

Item 16: <u>[Reserved]</u>

Item 16A: <u>Audit Committee Financial Expert</u>

The Company's Board of Directors has determined that Prof. Adi Raveh and Mr. Ronen Zavlik, both members of the audit committee, are "audit committee financial experts", as defined by the applicable SEC regulations. The experience of each is listed under Item 6A. Both are "independent" under the applicable SEC and Nasdaq regulations.

Item 16B: <u>Code of Ethics</u>

The Company has adopted a Code of Ethics applicable to its executive officers, directors and all other employees. A copy of the code may be obtained, without charge, upon a written request addressed to the Company's investor relations department.

Item 16C: <u>Principal Accountant Fees and Services</u>

The Company's principal accountants for the years 2003 and 2004 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2003 and 2004:

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Amount	Percentage	Amount	Percentage
Audit Fees	81,000	75%	$ 40,000	61%
Audit-Related Fees (1)	19,000	18%	$ 7,650	12%
Tax Fees (2)	3,000	3%	$ 8,000	12%
All Other Fees (3)	4,000	4%	$ 9,500	15%
Total	107,000	100%	$ 65,150	100%

(1) "Audit-related fees" are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(2) "Tax fees" are fees for professional services rendered by the Company's auditors with respect to tax advice related to acquisitions and tax compliance with the Israeli law for encouragement of investment.

(3) "All Other Fees" are fees for consulting services rendered by the Company's auditors with respect to government incentives.

The Audit Committee pre-approves on an annual basis the audit and certain non-audit services provided to the Company by its auditors. Such annual pre-approval is given with respect to particular services and sets forth a specific budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Furthermore, the Audit Committee has authorized the Committee Chairman to pre-approve engagements of the Company's auditors so long as the fee for each such engagement does not exceed $5,000 and so long as the engagement is notified to the Committee at its next subsequent meeting. Any services pre-approved by the Audit Committee (or by the Chairman) must be permitted by applicable law.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable to Registrant

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any Affiliated Purchasers (or anyone acting on their behalf) purchased any of the Company's securities in 2004.

PART III

Item 17: <u>Financial Statements</u>

Not applicable.

Item 18: <u>Financial Statements</u>

The following financial statements are filed as part of this Annual Report:

The consolidated financial statements of Surf Communications Solutions Ltd., are also filed as part of this Annual Report.

Item 19: <u>Exhibits</u>

The following exhibits are filed as part of this Annual Report:

1.1 Memorandum of Association, as amended (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 27, 2003).

1.2 Articles of Association, as amended (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 27, 2003).

4.1 Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to the Company's Current Report on Form 6-K filed on January 17, 2003).

4.2 Share Purchase Agreement, dated as of February 23, 2003, and Option Agreement and Registration Rights Agreement, dated as of March 30, 2003, by and between Catalyst Investments L.P. and the Registrant (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 17, 2004).

4.3 Share Purchase Agreement and Registration Rights Agreement, dated as of December 14, 2003, by and between Hillswood Holdings Limited and Vamos Inc. and the Registrant (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 17, 2004).

4.4 Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 17, 2004).

4.5 M&A Addendum to the Service Agreement, as of August 22, 2004, between Cukierman & Co. Investment House Ltd., BOScom Ltd. and the Registrant.

4.6 Management Agreement between Signum Ltd., Adiv Baruch and the Registrant, dated as of January 1, 2004 (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 17, 2004)

4.7 Securities Purchase Agreement, Master Security Agreement and Registration Rights Agreement, dated as of June 10, 2004, by and between Laurus Master Fund Ltd. and the Registrant (incorporated by reference to the Company's Annual Report on Form

20-F filed on June 17, 2004), and Amendment no. 1 to the Securities Purchase Agreement dated as of November 16, 2004 (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.8   Distribution Agreement, dated as of January 15, 2003, by and between Boscom Ltd. and Bosanova Inc. (incorporated by reference to the Company's Annual Report on Form 20-F/A filed on January 6, 2005).

4.9   Asset Purchase Agreement, dated as of September 29, 2004, by and between Quasar Communication Systems Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.10   Share Purchase Agreement, dated as of November 2, 2004, by and between Jacob and Sara Neuhof, Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.11   Share Purchase Agreement, dated as of November 2, 2004, by and between Telsys Ltd., Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.12   Share Purchase Agreement, dated as of May 24, 2005, by and between certain investors and the Registrant.

4.13   The Registrant's Israeli 2003 Share Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 No. 333-11650).

8.1   List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

10.1   Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

10.2   Consent of Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited.

10.3   Consent of Walter Fey, CPA.

10.4   Consent of Mazars Paardekooper Hoffman.

12.1   Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2   Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1   Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

76

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Adiv Baruch   /s/ Nehemia Kaufman

_____   _____

Adiv Baruch   Nehemia Kaufman
President and Chief Executive Officer   Chief Financial Officer

Date: June 27, 2005

77

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

U.S. DOLLARS IN THOUSANDS

INDEX

- - - - - - - - - - -

■ **Kost Forer Gabbay & Kasierer**
3 Aminadav St.
Tel-Aviv 67067, Israel

■ Phone: 972-3-6232525
Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Odem electronic technologies 1992 Ltd ("Odem") a subsidiary, which statements reflect total assets constituting 30.6% as of December 31, 2004, and total revenues for the period from November 18, 2004 (date of acquisition of Odem) to December 31, 2004 constituting 23.5% of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Odem, is based solely on the reports of the other auditors. Those auditors expressed an unqualified opinion on those statements in their report dated March 25, 2005.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel   KOST FORER GABBAY & KASIERER
March 30, 2005   A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.

We have audited the consolidated balance sheets of Odem Electronic Technologies 1992 Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years ended on those dates. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the years ended on those dates, in conformity with accounting principles generally accepted in the United States of America.

Jerusalem, Israel   Kesselman & Kesselman
   March 25, 2005   Certified Public Accountants (Israel)
                              A member of PricewaterhouseCoopers International Limited

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	
	2004	**2003**
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,578	$ 3,872
Marketable securities (Note 5)	2,324	1,014
Trade receivables (net of allowance for doubtful accounts of $ 38 and $ 171 as of December 31, 2004 and 2003, respectively)	4,557	1,075
Other accounts receivable and prepaid expenses (Note 3)	722	317
Inventories (Note 4)	3,086	961
Total current assets	13,267	7,239
LONG-TERM ASSETS:		
LONG TERM MARKETABLE SECURITIES (Note 5)	757	1,862
SEVERANCE PAY FUND	1,143	684
INVESTMET IN AN AFFILIATED COMPANY (Note 6)	2,472	2,780
OTHER ASSETS	395	-
PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	1,019	598
GOODWILL (Note 9)	1,569	741
CUSTOMER LIST, NET (Note 8)	1,389	-
OTHER INTANGIBLE ASSETS, NET (Note 8)	471	-
ASSETS RELATED TO DISCONTINUED OPERATIONS (Note 1c)	3	119
	$ 22,485	$ 14,023

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,	
	2004	**2003**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short term loans from banks (Note 10)	$ 1,354	$ -
Current maturities of long-term bank loans and convertible note	643	-
Trade payables	3,845	464
Employees and payroll accruals	664	404
Deferred revenues	364	378
Accrued expenses and other liabilities (Note 11)	1,141	911
Total current liabilities	8,011	2,157
LONG-TERM LIABILITIES:		
Bank loans (net of current maturities) (Note 12)	54	-
Convertible note (net of current maturities) (Note 13)	1,151	-
Put option issued to minority shareholders in a subsidiary	359	-
Deferred taxes	348	-
Accrued severance pay	1,468	951
Total long-term liabilities	3,380	951
MINORITY INTEREST IN A SUBSIDIARY	809	-
LIABILITIES RELATED TO DISCONTINUED OPERATIONS (Note 1c)	237	374
COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)		
SHAREHOLDERS' EQUITY (Note 15):		
Share capital		
Ordinary shares of NIS 4.00 par value: Authorized: 8,750,000 shares at December 31, 2004 and 2003; Issued: 4,737,658 and 4,167,509 shares at December 2004 and 2003, respectively; Outstanding: 4,737,658 and 4,162,126 shares at December 2004 and 2003, respectively	4,823	4,309
Additional paid-in capital	44,426	43,247
Deferred stock-based compensation	(174)	-
Accumulated other comprehensive income	31	-
Treasury shares: 0 Ordinary shares at December 31, 2004 and 5,383 Ordinary shares at December 31, 2003	-	(150)
Accumulated deficit	(39,058)	(36,865)
Total shareholders' equity	10,048	10,541
Total liabilities and shareholder's equity	$ 22,485	$ 14,023

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

		Year ended December 31,	
	2004	2003	2002
Revenues	$ 8,282	$ 5,728	$ 9,441
Cost of revenues	4,608	1,794	2,300
Non recurring royalty reversal (Note 17a)	-	339	-
Gross profit	3,674	4,273	7,141
Operating costs and expenses:			
Research and development	2,296	2,129	2,182
Less - grants and participation	(492)	(283)	-
Sales and marketing	1,706	2,178	3,705
General and administrative	1,705	1,317	1,697
Restructuring and related costs	-	678	-
Total operating costs and expenses	5,215	6,019	7,584
Operating loss	(1,541)	(1,746)	(443)
Financial income (expenses), net (Note 17b)	(158)	109	295
Other income (expenses)	-	45	(95)
Loss before taxes on income	(1,699)	(1,592)	(243)
Taxes on income (Note 16)	(20)	-	-
Equity in losses of an affiliated company	(308)	(465)	(570)
Minority interest in earnings of a subsidiary	(17)	-	-
Loss from continuing operations	(2,044)	(2,057)	(813)
income (loss) related to discontinued operations (Note 1c)	(9)	2,036	(7,674)
Net loss	$ (2,053)	$ (21)	$ (8,487)
Basic and diluted net loss per share from continuing operations (Note 17c)	$ (0.44)	$ (0.56)	$ (0.26)
Basic and diluted net income (loss) per share from discontinued operations (Note 17c)	$ 0.00	$ 0.55	$ (2.46)
Basic and diluted net loss of NIS 4.00 par value per share (Note 17c)	$ (0.44)	$ (0.01)	$ (2.72)

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid in capital	Deferred share based compensation	Accumulated other comprehensive income	Treasury shares	Accumulated deficit	Total comprehensive loss	Total shareholders' equity
Balance at January 1, 2002	3,102,264	$ 3,628	$ 41,220	$ -	$ -	$ (150)	$ (28,357)		$ 16,341
Issuance of shares	3,750	3	27	-	-	-	-		30
Issuance of shares related to the private placement in 2000	71,250	59	(1)	-	-	-	-		58
Reversal of accrued issuance expenses	-	-	66	-	-	-	-		66
Stock based compensation related to warrants issued to service providers	-	-	7	-	-	-	-		7
Net loss	-	-	-	-	-	-	(8,487)	$ (8,487)	(8,487)
Total other comprehensive loss	-	-	-	-	-	-	-	-	-
Total comprehensive loss								$ (8,487)	
Balance at December 31, 2002	3,177,264	3,690	41,319	-	-	(150)	(36,844)		8,015
Issuance of shares related to share swap transaction	633,102	537	1,059	-	-	-	-		1,596
Issuance of shares related to the private placement	357,143	82	846	-	-	-	-		928
Stock based compensation related to warrants issued to service providers	-	-	23	-	-	-	-		23
Net loss	-	-	-	-	-	-	(21)	$ (21)	(21)
Total other comprehensive loss	-	-	-	-	-	-	-	-	-
Total comprehensive loss								$ (21)	
Balance at December 31, 2003	4,167,509	4,309	43,247	-	-	(150)	(36,865)		10,541
Deferred employee share-based compensation	-	-	179	(179)	-	-	-		-
Amortization of deferred employee share-based compensation	-	-		5	-	-	-		5
Issuance of shares related to the acquisitions of Quasar and Odem	570,149	514	784		-	150	(140)		1,308
Stock based compensation related to warrants issued to service providers	-	-	117	-	-	-	-		117
Beneficial conversion feature related to convertible note	-	-	99	-	-	-	-		99
Other comprehensive loss									
Net loss	-	-	-	-	-	-	(2,053)	$ (2,053)	(2,053)
Gain on available for sales marketable securities	-	-	-		5	-	-	5	5
Foreign currency translation adjustments	-	-	-		26	-	-	26	26
Total comprehensive loss								$ (2,022)	
Balance at December 31, 2004	4,737,658	$ 4,823	$ 44,426	$ (174)	$ 31	$ -	$ (39,058)		$ 10,048

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net loss	$ (2,053)	$ (21)	$ (8,487)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Loss (income) from discontinued operations	9	(2,036)	7,674
Depreciation and amortization of intangible assets	351	307	390
Amortization of marketable securities premium	47	101	89
Impairment of property and equipment	-	110	95
Accrued severance pay, net	8	36	(49)
Equity in losses of an affiliated company	308	465	570
Minority interest in earnings in a subsidiary	17	-	-
Capital loss from sale of property and equipment	5	6	-
Gain on sale of marketable securities	-	(13)	-
Stock based compensation related to warrants issued to service providers	126	23	7
Amortization of financial expenses related to issuance of convertible note	78	-	-
Decrease (increase) in trade receivables	(342)	448	(28)
Decrease in deferred taxes	(47)	-	-
Decrease in other accounts receivable and prepaid expenses	33	131	186
Increase in inventories	(461)	(106)	(548)
Increase (decrease) in trade payables	961	(580)	596
Decrease in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(63)	(808)	(368)
Net cash provided by (used in) operating activities from continuing operations	(1,023)	(1,937)	127
Net cash provided by (used in) operating activities from discontinued operations	(96)	(1,032)	728
Net cash provided by (used in) operating activities	(1,119)	(2,969)	855
Cash flows from investing activities:			
Purchase of property and equipment	(214)	(64)	(163)
Proceeds from sale of property and equipment	38	8	9
Investment in long-term marketable securities	(1,247)	(971)	(196)
Investment in an affiliated company	-	(155)	-
Acquisitions, net of cash acquired (a,b)	(1,443)	-	-
Realization of (investment in) restricted cash	-	700	(700)
Proceeds from redemption of marketable securities	1,000	1,001	-
Net cash provided by (used in) investing activities from continuing operations	(1,866)	519	(1,050)
Net cash used in investing activities from discontinued operations	-	-	(160)
Net cash provided by (used in) investing activities	(1,866)	519	(1,210)
Cash flows from financing activities:			
Repayment of short term and long term bank loans	(93)	-	(286)
Proceeds from long term convertible note and warrants, net of issuance expenses	1,787	-	-
Payment of long term convertible note	(80)	-	-
Proceeds from issuance of shares, net	-	928	58
Issuance expenses related to investment in a affiliated company	-	(159)	-
Net cash provided by (used in) financing activities from continuing operations	1,614	769	(228)
Net cash used in financing activities from discontinued operations	-	(47)	(3,216)
Net cash provided by (used in) financing activities	1,614	722	(3,444)
Decrease in cash and cash equivalents	(1,371)	(1,728)	(3,799)
Increase in cash and cash equivalents from discontinued operations	66	354	720
Effect of exchange rate changes on cash and cash equivalents	11	-	-
Cash and cash equivalents at the beginning of the year	3,872	5,246	8,325
Cash and cash equivalents at the end of the year	$ 2,578	$ 3,872	$ 5,246

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2004	**2003**	**2002**
Supplemental disclosure of cash flow activities:			
(i) Net cash paid during the year for:			
Interest	$ 129	$ 1	$ 82
(ii) Non-cash activities:			
Investment in an affiliated company against issuance of shares	$ -	$ 1,755	$ 30
a. Acquisition of Quasar:			
Fair value of net assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date:	$ 597	$ -	$ -
Less - amount acquired by issuance of shares	(539)	-	-
	$ 58	$ -	$ -
b. Acquisition of Odem:			
Fair value of net assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date:	$ 2,293	$ -	$ -
Less :		-	-
Amount acquired by issuance of shares	(769)		
Unpaid acquisition expenses	(139)		
	$ 1,385	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:- GENERAL

    a.   B.O.S. Better Online Solutions Ltd. is an Israeli corporation (together with its subsidiaries "the Company").

          The Company's wholly-owned subsidiary BOScom Ltd. ("BOScom") develops high technology connectivity solutions that provide PC emulation products for the IBM iSeries (AS/400) and cross-platform printing solutions answering a demand for central printing and output management solutions in organizations. BOScom also engages in the business of communication solutions which provide multi-path, intelligent routing voice over IP gateways.

          In September 2004, the Company acquired the assets of Quasar Communication Systems Ltd. Through the acquisition the Company will expand its communication solutions which will include GSM gateways and other cellular gateways (see note 1b).

          In November 2004, the Company Purchased 63.6% of Odem Electronic Technologies 1992 Ltd. ("Odem"). Odem is a solutions supplier of electronic components and systems to the technologies sector (see note 1b).

          The Company's products are sold and supported through a network of distributors and value-added resellers.

          B.O.S holds 22.6% interest in Surf Communication Solutions Ltd. ("Surf") which is a developer and supplier of access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries.

    b.   Business combinations:

          In September 2004, the Company entered into an agreement with Quasar Communication Systems Ltd., to purchase the assets and liabilities of Quasar Communication Systems Ltd, for an aggregate consideration of $ 539 by the issuance of 285,000 of the Company's ordinary shares. The assets and liabilities of Quasar Communication Systems were transferred into Quasar Telecom (2004) Ltd., a wholly owned subsidiary ("Quasar"). The results of Quasar's operations have been included in the consolidated financial statements since September 28, 2004 ("the closing date").

          The acquisition will enable the Company to continue developing the communication division, while offering to the Company's clients an extended product line that will enable savings in telecommunication expenses for enterprise.

          On November 18, 2004 the Company purchased 63.6% of the outstanding shares of Odem, from Odem's existing shareholders. In consideration for Odem's shares the Company (i) issued 290,532 of the Company's ordinary shares subject to "lock-up" periods of 2 to 4 years and (ii) paid an amount of $ 1,971 in cash. In addition, Odem's selling shareholders and the Company have certain put and call options, based on performance, with respect to all of the remaining Odem shares held by such sellers, exercisable for a consideration comprised of additional cash and issuance of additional ordinary shares of the Company. The Company recorded assets and liability with respect to these options at fair value. The put option liability will be measured periodically until it expires or exercised and changes in the fair value will be charged to finance expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

The Company's consolidated financial statements reflect the purchase price determined as follows:

	Quasar	Odem
Issuance of shares (1)	$ 539	$ 769
Cash consideration	-	1,971
Transaction costs	58	139
Total purchase price	$ 597	$ 2,879

(1) The value of the Ordinary shares issued was determined based on the average market price of the Company's Ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced.

The acquisitions have been treated using the purchase method of accounting in accordance with SFAS141 "Business Combinations". The purchase price has been allocated to the assets and liabilities assumed acquired based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

Based upon on valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisitions as follows:

Allocation of purchase consideration	Quasar	Odem	Estimated useful life
Cash	$ -	$ 586	
Tangible assets	77	780	
Put option to minority shareholders (6)	-	(359)	
Call option to minority shareholders (6)	-	230	
Inventory purchase commitment (1)	(147)	-	
Customer list (5)	-	1,406	10 years
Deferred tax liability	-	(430)	10 years
Trade name (2)	180	-	7 years
Core technology (3)	125	-	5 years
Distribution networks (4)	200	-	5 years
Goodwill	162	666	
Total purchase price	$ 597	$ 2,879	

(1) The Company is committed to purchase Quasar Communication Systems Ltd. inventory in the ordinary course of business for a cash consideration of $ 517. The fair value of Quasar's inventory at the purchase date amounted to $ 370. A provision in the amount of $ 147 has been recorded at the date of the acquisition.

(2) The Company's allocation of purchase price valuated the acquired trade name using the relief from royalty approach.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

(3) The Company's allocation of purchase price valuated the acquired core technology using the discounted cash flows to be derived from the sales of these products to present value.

(4) The Company's allocation of purchase price valuated the acquired distribution networks by calculating the savings realized by the Company through obtaining a pre-existing distribution network.

(5) The Company's allocation of purchase price valuated the acquired customer list by calculating the benefit from the protection against the loss in revenues and related cash flow as a direct result of the customer relationship.

(6) The put and call options were valuated by using the Black & Scholes option pricing model.

The following unaudited pro forma financial information presents the Company's results of operations as if the acquisitions had occurred as of the beginning of the fiscal years 2003 and 2004, after giving effect to certain adjustments, including amortization of intangible assets. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred, and is not necessarily indicative of results which may be obtained in the future.

	Year ended December 31,	
	2004	**2003**
Pro forma revenues	$ 24,154	$ 17,960
Pro forma net loss from continuing operations	$ (2,631)	$ (3,642)
Pro forma basic and diluted net loss per share from continuing operations	$ (0.56)	$ (0.86)

c. Discontinued operations:

On June 1, 1998, the Company acquired 100% of the share capital of Pacific Information Systems Inc. ("Pacinfo"), a U.S. corporation. Pacinfo was a reseller of computer networking products.

During the fourth quarter of 2002, the Company initiated a plan to cease operations of Pacinfo.

The results of operations including revenues, operating expenses and other income and expenses of Pacinfo for 2004, 2003 and 2002 have been reclassified in the accompanying statements of operations as discontinued operations. The Company's balance sheets at December 31, 2004 and 2003 reflect the net liabilities of Pacinfo as liabilities and assets related to discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operations are:

	December 31,		
	2004		**2003**
Cash	$ 3	$	69
Trade receivables, other receivables and prepaid expenses	-		18
Property and equipment, net	-		32
Assets of discontinued operations	$ 3	$	119
Trade payables	$ 194	$	299
Accrued expenses and other liabilities	43		75
Liabilities of discontinued operations	$ 237	$	374

The results of operations, including revenues, cost of revenues and operating expenses of Pacinfo's operations for 2004, 2003 and 2002 have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

Summarized selected financial information of the discontinued operations is as follows:

	Year ended December 31,		
	2004	**2003**	**2002**
Revenues	$ -	$ 25	$ 32,912
Net income (loss)	$ (9)	$ 2,036	$ (7,674)

d.   The Company had one major customer in 2004 and 2003, which constituted 39% and 52% of the revenues, respectively. This major customer is the Company's master distributor in the U.S. In the event that the Company encounters problems working with the master distributor, the Company may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.   Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.   Financial statements in U.S. dollars ("dollar"):

A substantial portion of the Company's revenues is generated in U.S. dollar ("dollars"). In addition, most of the Company's costs are incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation". All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

The financial statements of certain subsidiary, whose functional currency is other than dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

c.   Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and those of Odem (see Note 1b). Inter-company transactions and balances including profits from inter-company sales not yet realized outside the Company have been eliminated upon consolidation.

d.   Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash originally purchased with maturities of less than three months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

    e.   Marketable securities:

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard No.115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No.115"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity since the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net.

Other marketable securities consist mutual funds securities classified as "available-for-sale" securities. Available-for-sale securities are carried at fair value with unrealized gains, and are reported as a separate item under "other comprehensive loss".

    f.   Inventories:

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2004, inventory is presented net of $ 300 general provision for technological obsolescence and slow moving items (see also Note 4).

Inventories are valued at the lower of cost or market value. Cost is determined as follows:
Raw and packaging materials - moving average cost method.
Products in progress and finished products - on the production costs basis

    g.   Grants and royalty-bearing grants:

Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

    h.   Investment in an affiliated company:

An affiliated company is a company in which the Company is able to exercise significant influence, but that is not a consolidated subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature.

The investment in an affiliated company represents investments in Ordinary shares and Preferred shares of that Company. The Company applies EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses". Accordingly, losses of the affiliated company are recognized based on the ownership level of the particular security of the affiliated company held by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). During 2004, 2003 and 2002, based on management's analyses, no impairment losses have been identified.

i.   Property plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%
Computers and software	20 - 33
Office furniture and equipment	6 - 15
Leasehold improvements	10
Vehicles	15
Plant	4

j.   Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment losses recorded amounted to $ 110 and $ 95 for the years ended December 31, 2003 and 2002, respectively and none in 2004.

k.   Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2004, 2003 and 2002 no impairment losses have been identified.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- **SIGNIFICANT ACCOUNTING POLICIES (Cont.)**

l. Research and development costs:

Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

m. Severance pay:

The Company's liability for severance pay for Israeli resident employees is calculated pursuant to the Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its Israeli resident employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is recorded as an asset in the Company's balance sheet.

The insurance policies include profits accumulated up to the balance sheet date. The insurance policies may be withdrawn only upon complying with the Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes profits. Severance expenses for 2004, 2003 and 2002 amounted to $ 214, $ 178 and $ 114, respectively.

n. Revenue recognition:

The Company sells its products primarily through distributors and resellers.

The Company derives its revenues from the sale of products, license fees for its products, commissions, maintenance, support and services.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue from license fees is recognized in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition", when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support are recognized ratably over the period of the maintenance contract. The fair value of the maintenance is determined based on the price charged when it sold separately or renewed.

Revenues derived from the Company's master distributor in the U.S. are recognized based on consignment method.

Revenues from commissions are recognized upon their actual receipt, since under agreements with suppliers consideration is received on the basis of collection from customers.

o. Warranty:

The Company provides a warranty between 3 to 36 months at no extra charge, whereby defective hardware covered by the warranty should be sent back to the Company. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. As of December 31, 2004 and 2003, the Company's product warranty amounted to $132.

p. Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

q. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, other accounts receivable and marketable securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents are invested mainly in U.S. dollars in deposits with major banks in Israel. Management believes that the financial institutions that hold the investments of the Company are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from sales to customers located primarily in the United States, Europe and Israel. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments.. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

Investments in marketable securities are conducted through a bank in Israel, and include investments in corporate and governmental debentures. Management believes that the financial institutions that hold the Company's investments are financially sound, the portfolio is well diversified and accordingly, minimal credit risk exists with respect to these investments.

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

r.   Basic and diluted net loss per share:

Basic net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share".

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, were 855,783, 505,178 and 288,804 for the years ended December 31, 2004, 2003 and 2002, respectively.

s.   Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB-25"), and Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), in accounting for its employee stock option plan. Under APB-25, when the exercise price of the Company's employee stock options equals or is above than the market price of the underlying shares on the date of grant, no compensation expense is recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro-forma disclosure is required by SFAS No. 123, had the compensation expense for stock options granted under the Company's plans been determined based on the fair value at the date of grant. The Company's net loss and loss per Ordinary share in 2004, 2003 and 2002 would have changed to the pro forma amounts shown below:

	Year ended December 31,		
	2004	**2003**	**2002**
Net loss from continuing operations as reported	$ (2,044)	$ (2,057)	$ (813)
Add: stock-based compensation expense determined under intrinsic value method			
Deduct: stock-based compensation expense determined under fair value method for all awards	(	(12	(34
Pro forma net loss from continuing operations	$ (2,135)	$ (2,181)	$ (1,154)
Net income (loss) from discontinuing operations as reported	$ (9)	$ 2,036	$ (7,674)
Add: stock-based compensation expense determined under intrinsic value method			
Deduct: stock-based compensation expense determined under fair value method for all awards			
Pro forma net income (loss) from discontinuing operations	$ (9)	$ 2,036	$ (7,674)
Pro forma net loss	$ (2,144)	$ (145)	$ (8,828)
Basic and diluted earning (loss) per share as reported:			
Continuing operations	$ (0.44)	$ (0.56)	$ (0.26)
Discontinuing operations	$ 0.00	$ 0.55	$ (2.46)
Net loss	$ (0.44)	$ (0.01)	$ (2.72)
Pro forma earning (loss) per share:			
Continuing operations	$ (0.46)	$ (0.59)	$ (0.37)
Discontinuing operations	$ 0.00	$ 0.55	$ (2.46)
Net loss	$ (0.46)	$ (0.04)	$ (2.83)

The fair value of each option granted is estimated on the date of grant, using the Black & Scholes option pricing model with expected volatility of approximately 68%, 64% and 71% in 2004, 2003 and 2002, respectively and using the following weighted average assumptions:

(1)   Dividend yield of zero percent for each year.
(2)   Risk-free interest rate of 2.5%, 1.8% and 1.5% in 2004, 2003 and 2002, respectively.
(3)   Expected average lives of the options of three years from the date of grant as of 2004, 2003 and 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies SFAS No. 123 "Accounting for stock Based Compensation" ("SFAS No. 123") and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction With, Selling, Goods or Services", with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

t.   Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturities of such instruments. The fair value for marketable securities is based on quoted market prices.

u.   Impact of recently issued accounting standards:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." ("SAFS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment ("Statement 123R"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statements 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005 (change if applicable otherwise). The adoption of Statement 123R will have a significant effect on the Company's results of operations

r.   Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year presentation. As a result of the decision of the Board of Directors to cease the operations of Pacinfo, the financial statements of the Company classify the assets, liabilities and operations of Pacinfo as discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,	
	2004	**2003**
Government authorities – Income tax advances and V.A.T	$ 287	$ 62
Grants receivables	103	75
Accrued interest	96	58
Prepaid expenses	231	107
Other	5	15
	$ 722	$ 317

NOTE 4:- INVENTORIES

	December 31,	
	2004	**2003**
Raw materials (including packaging materials)	$ 809	$ 299
Products in progress	367	277
Finished products	1,910	385
	$ 3,086	$ 961

The inventories are presented net of provision for technological obsolescence and slow-moving items of $ 300 as of December 31, 2004 and 2003.

NOTE 5:- MARKETABLE SECURITIES

The following is a summary of securities:

	December 31,							
	2004				**2003**			
	Amortized cost	**Gross unrealized gains**	**Gross unrealized losses**	**Estimated fair market value**	**Amortized cost**	**Gross unrealized gains**	**Gross unrealized losses**	**Estimated fair market value**
Held-to-maturity:								
Government debts					$ 612	$ 9	$ -	$ 621
Corporate debentures	$ 2,279	$ 14	$ -	$ 2,293	2,264	50	-	2,314
	$ 2,279	$ 14	$ -	$ 2,293	$ 2,876	$ 59	$ -	$ 2,935

The fair value of the Company's available for sale securities as of December 31, 2004 amounted to $ 802. Gain of $ 5 was recorded at shareholders' equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:- MARKETABLE SECURITIES (Cont.)

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2004 are:

	Amortized cost	Estimated fair market value
Held-to-maturity:		
2005 (short-term marketable securities)	$ 1,522	$ 1,529
2006	290	292
2007	206	206
2008	261	266
	$ 2,279	$ 2,293

NOTE 6:- INVESTMENT IN AN AFFILIATED COMPANY

Investment in Surf:

In November 2001, the Company invested $ 1,000 as part of a private placement in Surf Communication System Ltd. ("Surf"). At the same time, the Company converted its convertible loan in the amount of $ 1,042 (principal and accrued interest) into Preferred shares in Surf at an exercise price equal to Surf's fair value as determined in the investment agreement. As a result of this private placement, the Company's holding in Surf was diluted to 17%. Accordingly, the investment was accounted based on the cost accounting method.

In March 2003, the Company engaged with Catalyst Investors L.P. ("Catalyst"), in order to purchase additional 191,548 series C Preferred shares of Surf. In consideration, the Company issued to Catalyst 633,102 Ordinary shares, at a purchase price of $ 2.77, aggregating to $ 1,755 and incurred transaction cost of $ 155. The value of the Ordinary shares issued was determined based on the average market price of the Company's ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced. Catalyst also granted the Company, at no additional consideration, an option to purchase on or prior to January 31, 2006, any shares of Surf then held by Catalyst at an exercise price of $ 9.1632 plus interest of 4.75% and until such purchase shall be granted voting rights in Surf shares. In the event that Catalyst will sell its remaining shares in Surf prior to January 1, 2006, the Company will be entitled to the gain that will be realized in such sale.

As a result of this investment, the Company has the ability to exercise significant influence over Surf and has become qualified for the use of the equity method since the Company's holding in Surf exceeded 20%. According to APB 18 when an investment qualifies for use of the equity method, the investor should adopt the equity method of accounting by adjusting retroactively the investment, results of operations (current and prior periods presented), and retained earnings, in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:- INVESTMENT IN AN AFFILIATED COMPANY

Summarized combined financial information is as follows**:**

	December 31,	
	2004	**2003**
Balance sheet items:		
Current assets	$ 3,764	$ 5,339
Non-current assets	$ 879	$ 893
Current liabilities	$ 1,431	$ 1,175
Non-current liabilities	$ 525	$ 472
Shareholders' equity	$ 2,687	$ 4,585

	Year ended December 31,		
	2004	**2003**	**2002**
Statement of operations items:			
Revenues	$ 2,762	$ 1,403	$ 1,108
Cost of sales	$ 700	$ 563	$ 758
Operating expenses from continuing operation	$ 4,037	$ 4,332	$ 7,174
Net loss	$ 1,971	$ 3,427	$ 6,773

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:- PROPERTY AND EQUIPMENT

	December 31,	
	2004	**2003**
Cost:		
Computers and software	$ 2,108	$ 1,798
Office furniture and equipment	560	532
Leasehold improvements and plant	1,137	778
Vehicles	112	6
	3,917	3,114
Accumulated depreciation:		
Computers and software	1,812	1,561
Office furniture and equipment	291	351
Leasehold improvements and plant	749	598
Vehicles	46	6
	2,898	2,516
Depreciated cost	$ 1,019	$ 598

Depreciation expenses amounted to $ 300, $ 307 and $ 390 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 8:- INTANGIBLE ASSETS

	December 31,
	2004
Cost:	
Trade name	$ 179
Core technology	125
Distribution network	200
Customer list	1,406
	1,910
Accumulated amortization:	
Trade name	6
Core technology	6
Distribution network	21
Customer list	17
	50
Amortized cost	$ 1,860

Amortization expenses amounted to $ 50 for the year ended December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- INTANGIBLE ASSETS (Cont.)

Estimated amortization expenses for the years ended December 31:

2005	$	231
2006		231
2007		231
2008		231
2009		205

NOTE 9:- GOODWILL

Goodwill attributed to operating segments for the years ended December 31, 2004 and 2003 is as follows:

	Communication		Electronic component		Total	
Balance as of January 1, 2004	$	741	$	-	$	741
Acquisition of Odem		-		666		666
Acquisition of Quasar		162		-		162
Balance as of December 31, 2004	$	903	$	666	$	1,569

NOTE 10:- SHORT TERM BANK LOANS

	Weighted interest rate	December 31,	
	%	2004	2003
NIS	5.56	$ 1,354	$ -

Regarding collateral given to insure short-term credit and loans see note 12c.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	
	2004	**2003**
Government of Israel – royalties and V.A.T	$ 349	$ 635
Provision for warranty	132	132
Issuance cost related to accrued convertible note	160	-
Inventory purchase commitment liability	147	-
Other	353	144
	$ 1,141	$ 911

NOTE 12:- LONG-TERM BANK LOANS

a. Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate	December 31,	
	%	**2004**	**2003**
NIS linked to the Israeli CPI	7.95	$ 51	$ -
NIS	6.38	51	-
		102	-
Less – current maturities		(48)	-
		$ 54	$ -

b. The loans mature in the following years after the balance sheet dates:

	December 31,	
	2004	**2003**
First year (current maturities)	$ 48	$ -
Second year	36	-
Third year	17	-
Fourth year	1	-
	$ 102	$ -

c. The Company's subsidiary (Odem) has registered fixed pledged on its real estate, plant and equipment and vehicles.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- LONG-TERM CONVERTIBLE NOTE

On June 10, 2004, the Company entered into a Securities Purchase Agreement ("the Purchase Agreement"), with Laurus Master Fund Ltd. ("the Investor"), under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $ 2,000 principal amount, due June 10, 2007 ("the Note"). According to the agreement, several fees in the amount of $ 115 were paid to the Investor. These fees are presented as discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of September, 2004, in the initial amount of $ 20 eventually increasing to $ 74. The Note bears prime interest rate plus 3% which subject to reduction in certain conditions(ii) a warrant to purchase 130,000 Ordinary shares at an exercise price of $ 4.04 per share ("the Warrant"). The Warrant is exercisable, in whole or in part, until June 10, 2011. Any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages, equal to 2.0% for each thirty (30) day period of the original principal amount of the note.

The Note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid on the Ordinary shares in ordinary shares. In addition, if the Company issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The fair value of the warrants was calculated using the Black and Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.34%, a dividend yield of 0%, a volatility of the expected market price of the Company's Ordinary shares of 100% and a weighted-average contractual life of 7 year. The fair value of the warrants in the amount of $ 99 is presented as a component in shareholders' equity. Since the effective conversion price was grater than the share price at the commitment date, no beneficial conversion feature exists.

Aggregate portion:

	December 31, 2004
First year (current maturities)	$ 595
Second year	883
Third year	442
	1,920
Less - discount	174
	$ 1,746

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- COMMITMENTS AND CONTINGENT LIABILITIES

    a.   Commitments:

        1.   Royalty commitments:

            i)   Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received.

                As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 6,114 in respect of these grants.

            ii)   The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest of LIBOR (for a period of six months).

                As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties of $ 64 with respect to these grants.

        2.   Other commitments:

        The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2005. Minimum future rental payments for 2005 are $ 153.

        The Company's motor vehicles are rented under various operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2007. The breach of contract fees amounted to $61.

        Lease payments for the facilities occupied by the Company and the Company's motor vehicles in 2004, 2003 and 2002 amounted to $ 385, $ 426 and $ 383, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.   (1)   In July 2002, the Company received a claim letter from car leasing vendor, under which it claims that the Company's termination notice of the leasing agreement in March 2002 constitutes a breach of the agreement and the vendor is demanding compensation in which the nominal claim amount is of $ 292. No legal proceeding has yet been filed. At this stage, according to the Company's counsel assessment, the prospects of vendor to prevail and recover a significant amount, seem remote. The financial statements do not include any provision in that regard.

    (2)   In September 2003, a supplier filed a legal claim in the amount of $107 against the Company. The claim alleges the breach of an agreement for the purchase of products. The Company's legal counsel is unable to reasonably estimate the outcome of this claim. In addition, the Company's management believes that the chances of the claim are remote. Accordingly, no provision has been included in the financial statements in respect of this claim.

    (3)   In 1998, as part of Pacinfo Share Purchase Agreement between the Company and Mr. Lee and Ms. Lee ("the Sellers"), certain actions involving PacInfo, if occurring before the end of 2003, may trigger a tax event for the Sellers. The Company may be obligated under the purchase agreement to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, currently estimated at approximately $ 2 million. The Company will receive a security interest in shares of the Company that the Sellers holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event the Company is required to lend such sum to the Sellers, the Company may also be required to reimburse the Sellers for certain interest on taxes that he may owe. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in an obligation by the Company to lend the Sellers such amount and to reimburse him for interest expenses incidental to the tax event. Based on the Company's legal consul opinion and management estimation, no provision was recoded.

NOTE 15:- SHAREHOLDERS' EQUITY

a.   On May 29, 2003, the Company effected a one-to-four reverse split. All shares, options and earnings per share amounts have been retroactively adjusted for all periods presented to reflect the stock splits.

b.   In December 2003, the Company completed a private placement for the Company's Ordinary shares with two European private investors. The Company issued to the investors 357,143 shares at a purchase price of $ 2.80, for consideration of $ 928 (net of $ 72 issuance expenses).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS' EQUITY (Cont.)

    c.   Stock option plans:

During 1994, 1995, 1999, 2000, 2001, the Board of Directors of the Company adopted stock option plans ("the Plans") pursuant to which 656,250 options for the purchase of the Company's Ordinary shares may be granted to officers, directors, consultants and employees of the Company. The Board of Directors has resolved that no further grants shall be made from the above mentioned plans. In May 2003, the Company's shareholders approved the adoption of the 2003 Stock Option Plan, pursuant to which 625,000 Ordinary shares are reserved for purchase by employees, directors, consultants and service providers of the Company. As of December 31, 2004, an aggregate 141,721 of these options are still available for future grant. Each option granted under the Plans expires between 5-10 years from the date of the grant. The options vest gradually over a period ranging between two to three years. Options, that are cancelled or forfeited, become available for future grants.

On November 18, 2004, upon acquisition of Odem, the Company granted 73,000 options to one of Odem's key employee. Each option can be exercised to purchase one ordinary share of the purchaser without consideration. The options vest over a period of three years from the grant date and expire 10 years from the date of the grant. The market price of the Company's shares on the date of grant was $ 2.5. Accordingly, The Company recorded a compensation expense of $ 5. This expense was included as part of general and administrative expenses.

Except for these options, all other options are granted to employees in 2004, 2003 and 2002, have an exercise price equal to the fair market value of Ordinary shares at the date of grant. The weighted average fair values of the options granted during 2004, 2003 and 2002 were $ 2.58, $ 3.91 and $ 3.2, respectively.

The following is a summary of the Company's stock options granted to officers, directors, and employees among the various plans:

	Year ended December 31,					
	2004		2003		2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at beginning of year	426,252	$ 11.93	211,929	$ 16.00	243,380	$ 16.48
Changes during the year:						
Granted	92,500	$ 0.54	278,076	$ 8.97	55,000	$ 6.76
Forfeited or cancelled	(88,176)	$ 11.97	(63,753)	$ 12.53	(86,451)	$ 11.40
Options outstanding at end of year	430,576	$ 9.47	426,252	$ 11.93	211,929	$ 16.00
Options exercisable at the end of the year	248,790	$ 5.49	194,926	$ 20.36	169,054	$ 16.24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2004	Weighted average exercise price	Weighted average remaining contractual life (years)	Options exercisable as of December 31, 2004	Weighted average exercise price of options exercisable
$ 0	73,000	$ 0.00	9.88	-	$ 0.00
$ 1.84-2.00	181,997	$ 1.95	7.01	85,961	$ 1.96
$ 3	12,000	$ 3.00	9.00	-	$ 3.00
$ 6.8	36,391	$ 6.80	6.78	35,641	$ 6.80
$ 17.00-18.00	11,113	$ 17.28	2.73	11,113	$ 17.28
$ 28.00	116,075	$ 28.00	2.74	116,075	$ 28.00
	430,576	$ 9.47	6.27	248,790	$ 15.49

d.   Options issued to service providers:

The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using an option pricing model with the following assumptions: risk-free interest rate of 1.5%, dividend yields of 0% volatility of 70%, and an expected life of 2.5 years.

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years 2004, 2003 and 2002 were $ 117, $ 23 and $ 7, respectively.

The Company's outstanding warrants to service providers as of December 31, 2004 are as follows:

Issuance date	Warrants for Ordinary shares	Exercise price per share	Warrants exercisable	Exercisable through
October 2002	75,000	$ 4.00	75,000	June 2011
December 2002	938	$ 8.00	938	December 2005
December 2002	937	$ 4.00	937	December 2005
March 2003	1,025	$ 8.00	1,025	December 2005
March 2003	1,026	$ 4.00	1,026	December 2005
January 2004	216,282	$ 3.00	72,094	December 2013
June 2004	130,000	$ 4.04	130,000	October 2011
	425,208		281,020	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- TAXES ON INCOME

a. Reduction in corporate tax rate:

On June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment"), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007 and thereafter. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004.

b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company's production facilities have been granted an "Approved Enterprise" status under the above Law under four separate investment programs. According to the Capital Investments Law, the Company has elected to receive for the first program state-guaranteed loans and grants, for the second and third programs, the Company has elected to receive only state-guaranteed loans. As for the fourth program, the Company has elected the "alternative benefits" and has waived Government grants in return for a tax exemption.

The Company is also a "Foreign Investors' Company", as defined by the abovementioned law, and as such, is entitled to a 10-year period of benefits and to an additional reduction in tax rates, up to 10% or 25% (based on the percentage of foreign ownership in each taxable year).

Income from the second, third, fourth programs, which commenced operations in 1992, 1994, 1997, respectively, are exempt from income tax for a period of ten years commencing with the first year in which they generate taxable income. During 2002, as part of the transfer of operations from the Company to BOScom, all tax benefits that were related to the Approved Enterprise of the Company were transferred to BOScom. In addition, since 2002, the Company's investments are not subject to the Approved Enterprise program. Accordingly, taxable income generated in that period will be split by the assets ratio into a taxable income that is entitled to the benefits of the approved enterprise and into an income that will be taxed at the corporate tax rate as described in article a above.

BOScom also has a production facility, which was granted an "Approved Enterprise" status and had a separate investment program. BOScom elected to receive the "alternative benefits". Income derived from BOScom's investment program, which commenced operations in 1997 and 2002, is exempt from income tax for a period of ten years commencing with the first year in which taxable income is generated.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs expire in the years 2001 through 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company's and BOScom's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company and BOScom may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of the Company and BOScom, the Company and BOScom will be required to pay tax at the rate of 10% to 25% on the amount distributed. In addition, these dividends will be subject to 15% withholding tax.

The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes have been provided on income attributable to the Company "Approved Enterprise".

If the Company and BOScom derive income from sources other than an "Approved Enterprise", such income will be taxable at the regular corporate tax rate as described in article a above.

Odem operation is subject to regular income tax rate.

c. Loss carryforward:

Domestic (Israel):
The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2004, in the amount of approximately $ 24,000. These losses may be carryforward (linked to the Israeli Consumer Price Index ("CPI")) and offset against taxable income in the future for an indefinite period.

Foreign:

As of December 31, 2004, the U.S. subsidiaries which were classified as discontinued operations had U.S. Federal and State net operating loss carryforward of approximately $ 11,300, that can be carried forward and offset against taxable income and expire through 2021. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2004, B.O.S. U.K. had net operating loss carryforward of approximately $ 3,900, which can be carried forward indefinitely and offset against taxable income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- TAXES ON INCOME (Cont.)

d. Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law, 1985:

Results of the Company and its Israeli subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI. As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with SFAS 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

e. Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31	
	2004	**2003**
Assets in respect of:		
Property, plant and equipment	$ 21	$ -
Allowances and provisions	239	273
Net operating loss carry forward	13,851	12,991
	14,111	13,264
Liabilities in respect of intangible assets	(424)	-
Net deferred tax assets before valuation allowance	13,687	13,264
Valuation allowance (1)	(14,039)	(13,264)
Net deferred tax liability	$ (352)	$ -
Presented in balance sheet:		
Current liabilities	(4)	-
Long-term liabilities	(348)	-
Net deferred tax liability	$ (352)	$ -
Domestic	$ (352)	-
Foreign	-	-
Net deferred tax	$ (352)	-

(1) The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other reserves and allowances due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- TAXES ON INCOME (Cont.)

f.   Income (Loss) before taxes on income:

	Year ended December 31,		
	2004	**2003**	**2002**
Domestic	$ (1,883)	$ 320	$ 48
Foreign	184	(1,912)	(291)
Total	$ (1,699)	$ (1,592)	$ (243)

g.   Effective tax

	Year ended December 31,		
	2004	**2003**	**2002**
Loss before taxes on income, as reported in the consolidated statements of operation	$ (1,699)	$ (1,592)	$ (243)
Statutory tax rate	35%	36%	36%
Provision at Israel, tax rate	595	573	87
Non deductible expenses	(16)	(13)	(37)
Valuation allowance	(599)	(560)	(50)
Total tax expenses	$ (20)	$ -	$ -

h.   Tax assessments:
The Company and BOScom received final assessments through 1998 and Odem through 2000 tax year.

NOTE 17:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.   Non recurring royalty reversal:

Certain research and development activities of the Company are supported by the OCS. In return for the OCS's participation, the Company was committed to pay royalties as described in Note 14 a.1. During the third quarter of 2003, the OCS completed its examination of the Company's technology and use of grant funding for the years 1991 through 1999, which reduced the royalties' expenses provision. Accordingly, the Company reversed $ 339 of accrued royalties as a reduction in cost of sales during the third quarter of 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS (Cont.)

		Year ended December 31,		
		2004	2003	2002
b.	Financial income (expenses), net			
	Financial income:			
	Interest on bank deposits and marketable securities	$ 98	$ 158	$ 243
	Other (mainly foreign currency translation income)	100	48	140
		198	206	383
	Financial expenses:			
	In respect of long-term bank loans and convertible note	(324)	-	(14)
	Other (mainly foreign currency translation losses)	(32)	(97)	(74)
		(356)	(97)	(88)
		$ (158)	$ 109	$ 295
c.	Loss per share:			
	1.Numerator:			
	Numerator for basic and diluted net loss per share -			
	Net loss from continuing operations	$ (2,044)	$ (2,057)	$ (813)
	Net income (loss) from discontinued operation	$ (9)	$ 2,036	$ (7,674)
	Net loss available to Ordinary shareholders	$ (2,053)	$ (21)	$ (8,487)
	2.Denominator (in thousands):			
	Denominator for basic and diluted net loss per share -			
	Weighted average number of shares	4,631	3,683	3,117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing in 2004 and subsequent to the acquisition of Odem and Quasar, the Company manages its business on three reportable segments, which consists of connectivity solutions, communication solution and supply of electronic components.

The Company's management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues, gross profit and operating income (loss) before interest and taxes.

Segment information for prior years was not presented on the new basis of segmentation since it is impracticable to do so.

a. Revenues, gross profit and operating profit (loss) for operating segments for the year ended 2004 were as follow:

	Year ended December 31, 2004				
	Connectivity	Communication	Electronics components	Not allocated	Consolidated
Revenues	$ 5,011	$ 1,363	$ 1,908	$ -	$ 8,282
Gross profit	$ 2,933	$ 414	$ 327	$ -	$ 3,674
Operating profit (loss)	$ 1,009	$ (1,846)	$ 66	$ (770)	$ (1,541)

b. The following presents total revenues and long-lived assets for the years ended December 31, 2004, 2003 and 2002 based on the customers' location:

	Year ended December 31,					
	2004		2003		2002	
	Total Revenues	Long-lived assets *)	Total revenues	Long-lived assets *)	Total revenues	Long-lived assets *)
United States	$ 3,252	$ -	$ 2,974	$ 5	$ 4,989	$ 10
Europe	1,066	-	1,198	-	2,148	154
Israel and others	3,964	4,448	1,556	1,334	2,304	1,542
	$ 8,282	$ 4,448	$ 5,728	$ 1,339	$ 9,441	$ 1,706

Total revenues are attributed to geographic areas based on the location of customers in accordance with Statement of Financial Accounting No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131").

*) Long-lived assets comprise goodwill intangible assets, property and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

    c.   Major customer's data as a percentage of total revenues:

	Year ended December 31,		
	2004	**2003**	**2002**
Customer A	39%	52%	-
Customer B	3%	2%	13%

Major customer's balances as of December 31, 2004 and 2003 are $ 603 and $ 476, respectively.

NOTE 19:- RELATED PARTIES

    a.   M&A Addendum to the Services Agreement of Cukierman & Co.

In 2003, the Company's audit committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman, who, since June 26, 2003, serves as Chairman of the Company's Board of Directors, and is a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4-6% for a consummated private placement. According to its terms the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions shall be discussed and drafted as an Addendum to the Services Agreement. Such an Addendum was approved on August 22, 2004, and provides a success fee of 3.5% of the proceeds exchanged in such a transaction.

The payments the Company paid according to the service agreement are:

	December 31,		
	2004		**2003**
Business development	$ 120	$	80
Success fee in respect of issuance of convertible loan	15		-
Success fee in respect of private placement	-		60
	$ 135	$	140

Current liabilities in respect with related parties as of December 31, 2004 and 2003 were $234 and $18.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- RELATED PARTIES (Cont.)

    b.   Assignment of Voting Rights to Mr. Yair Shamir

On February 5, 2004 the audit committee and Board of Directors approved an Assignment and Assumption Agreement, between the Company, Catalyst Investments L.P, and Mr. Yair Shamir (who is a director of the Company and the Chairman of Catalyst Investments), according to which the voting rights in all but one of the Surf shares that the Company has an option to purchase from Catalyst (see Note 6), have been assigned to Yair Shamir. Pursuant to the agreement, Yair Shamir irrevocably undertook to assign the voting rights to the Company immediately upon the earlier to occur of the following, and subject to the receipt of a written request from the Company to effect such assignment: a) at the time Surf's shares are offered to the public in a public offering pursuant to a registration statement filed by Surf under the Securities Act of 1933 or a similar act of another jurisdiction, or b) the Company exercises its option to purchase the additional shares from Catalyst.

NOTE 20: SUBSEQUENT EVENT

On March 23, 2005 the Company received a notice from Laurus Master Fund to convert $308 of the Convertible note according to the condition of the Securities Purchase Agreement (see Note 13).

- - - - - - -

F:\W2000\w2000\4506\M\04\E$12.DOC

SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

INDEX

- - - - - - - -

ERNST & YOUNG

■ **Kost Forer Gabbay & Kasierer**
   3 Aminadav St.
   Tel-Aviv 67067, Israel

■ Phone: 972-3-6232525
   Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

SURF-COMMUNICATION SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Surf-Communication Solutions Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting 12% and 18% as of December 31, 2003 and 2004, respectively, and total revenues constituting 36% and 20% of the related consolidated totals for the years ended December 31, 2003 and 2004, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for those subsidiaries is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel   KOST FORER GABBAY & KASIERER
March 14, 2005   A Member of Ernst & Young Global

WALTER FEY, CPA
223 Mass Ave
Arlington, MA 02474
TEL (781) 641-9889

To the Board of Directors and shareholders
Surf Communication Solutions, Inc.
495 Old Connecticut Path, Suite 320
Framingham, MA 01701

Report of Independent Registered Public Accounting Firm

I have audited the accompanying balance sheets of Surf Communication Solutions, Inc. as of December 31, 2004 and 2003 and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that, I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

As explained in Note D to the financial statements, certain related party transactions with the Company's parent have not been recorded in the financial statements. U.S. generally accepted accounting principles require such related party transactions to be recorded at their fair value at the date they were incurred. It was not practical to determine the effects of the unrecorded related party transactions on the financial statements.

In my opinion, except for the effects of not recording certain related party transactions, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Surf Communication Solutions, Inc. as of December 31, 2004 and 2003 and the results of its operations and changes in cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/S/ Walter Fey

January 18, 2005

AUDITOR'S REPORT

INTRODUCTION

We have audited the accompanying balance sheets of Surf Communication Solutions BV. (the "Company") as of December 31, 2002 and 2003, and the related statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

OPINION

In our opinion, based on our audit, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of their operations and cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Amsterdam, April 2, 2004

/S/ MAZARS PAARDEKOOPER HOFFMAN

MAZARS PAARDEKOOPER HOFFMAN

F.D.N. Walta RA

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	
	2003	**2004**
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 3,552	$ 2,534
Short-term deposits	1,124	91
Trade receivables (Note 3)	434	882
Other accounts receivable (Note 4)	229	257
Total current assets	5,339	3,764
LONG-TERM INVESTMENTS:		
Long-term deposits	34	78
Severance pay fund	388	435
Total long-term investments	422	513
PROPERTY AND EQUIPMENT, NET (Note 5)	471	366
	$ 6,232	$ 4,643

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except for share data)

	December 31,	
	2003	**2004**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables	$ 133	$ 294
Accrued expenses and other liabilities (Note 6)	1,042	1,137
Total current liabilities	1,175	1,431
LONG-TERM LIABILITIES:		
Accrued severance pay	472	525
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)		
SHAREHOLDERS' EQUITY (Note 8):		
Ordinary shares of NIS 0.01 par value:		
Authorized: 15,631,286 shares as of December 31, 2003 and 2004; Issued and outstanding: 1,077,126 and 1,225,232 shares as of December 31, 2003 and 2004, respectively	3	3
Preferred shares of NIS 0.01 par value:		
Authorized: 4,368,714 shares as of December 31, 2003 and 2004; Issued and outstanding: 3,300,034 shares as of December 31, 2003 and 2004; Aggregate liquidation preference of $ 43,062 as of December 2003 and 2004	7	7
Additional paid-in capital	30,881	30,877
Deferred stock compensation	(181)	(104)
Accumulated deficit	(26,125)	(28,096)
Total shareholders' equity	4,585	2,687
	$ 6,232	$ 4,643

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,	
	2003	**2004**
Revenues:		
Software licenses	$ 1,242	$ 2,346
Royalties	161	416
Total revenues	1,403	2,762
Cost of revenues:		
Software license	522	653
Royalties	41	47
Total cost of revenues	563	700
Gross profit	840	2,062
Operating expenses:		
Research and development, net (Note 10a)	2,035	1,466
Selling and marketing (Note 10b)	1,486	1,898
General and administrative	577	673
Non-recurring costs	234	-
Total operating expenses	4,332	4,037
Operating loss	3,492	1,975
Financial income, net (Note 10c)	(72)	(15)
Other expenses	-	11
Loss before income taxes	3,420	1,971
Income taxes	7	-
Net loss	$ 3,427	$ 1,971

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except for share amounts)

	Ordinary shares		Preferred shares		Additional paid-in capital	Deferred stock compensation	Accumulated deficit	Total shareholders' equity
	Shares	Amount	Shares	Amount				
Balance as of January 1, 2002	965,000	$ 3	3,300,034	$ 7	$ 30,773	$ (207)	$ (22,698)	$ 7,878
Deferred compensation related to options issued to employees	-	-	-	-	108	(78)	-	30
Amortization of deferred stock compensation	-	-	-	-	-	104	-	104
Exercise of stock options	112,126	*) -	-	-	-	-	-	*) -
Net loss	-	-	-	-	-	-	(3,427)	(3,427)
Balance as of December 31, 2003	1,077,126	3	3,300,034	7	30,881	(181)	(26,125)	4,585
Amortization of deferred stock compensation	-	-	-	-	(4)	77	-	73
Exercise of stock options	148,106	*) -	-	-	-	-	-	*) -
Net loss	-	-	-	-	-	-	(1,971)	(1,971)
Balance as of December 31, 2004	1,225,232	$ 3	3,300,034	$ 7	$ 30,877	$ (104)	$ (28,096)	$ 2,687

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,	
	2003	**2004**
Cash flows from operating activities:		
Net loss	$ (3,427)	$ (1,971)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	382	190
Loss on sale of property and equipment	-	11
Amortization of deferred stock compensation	134	73
Interest rate income on short-term deposits	(3)	(7)
Decrease (increase) in trade receivables	41	(448)
Increase in other accounts receivable	(21)	(28)
Increase (decrease) in trade payables	(44)	161
Increase in accrued expenses and other liabilities	433	95
Increase in accrued severance pay, net	5	6
Net cash used in operating activities	(2,500)	(1,918)
Cash flows from investing activities:		
Proceeds from sale of property and equipment	-	11
Purchase of property and equipment	(35)	(107)
Long-term deposits	39	(44)
Short-term bank deposit	(1,000)	1,040
Net cash provided by (used in) investing activities	(996)	900
Decrease in cash and cash equivalents	(3,496)	(1,018)
Cash and cash equivalents at the beginning of the year	7,048	3,552
Cash and cash equivalents at the end of the year	$ 3,552	$ 2,534

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL

Surf-Communication Solutions Ltd. ("the Company") was incorporated and commenced its activities under the laws of Israel in 1996. The Company is a developer and global supplier of universal access and network convergence software solutions to the wireline and wireless telecommunications and data communications industries.

The Company owns and controls 100% of its subsidiaries "Surf Communication Solutions Inc.". registered in the USA and " Surf Communication Solutions B.V." registered in Holland.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

a.   Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.   Financial statements in U.S. dollars:

The functional currency of the Company and its subsidiaries is the U.S dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. The majority of the Company's operations is currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels ("NIS"). A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollars ("dollar"). Financing activities including loans, equity transactions and cash investments, are made in U.S. dollars.

The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("SFAS"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate. For the years ended December 31, 2003 and 2004, these expenses were immaterial (see Note 10c).

c.   Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

    d.   Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

    e.   Short-term deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. The short-term deposits are presented at their cost, including accrued interest.

    f.   Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%
Computers and peripheral equipment	33
Office furniture and equipment	6 - 15
Motor vehicles	15
Leasehold improvements	over the term of the lease

    g.   Impairment of long-lived assets and long-lived assets to be disposed of:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2004, no impairment losses have been identified.

    h.   Research and development costs:

FASB No. 86, "Accounting for the Costs of Computer Software to be Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

i. Income taxes:

The Company accounts for income taxes in accordance with FASB No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

j. Revenue recognition:

The Company accounts for software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition" as amended by Statement of Position 98-9, "Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 97-2"). SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor's specific objective evidence (VSOE) of fair value. Revenues are recognized under the "residual method" VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met.

To date, the Company has derived its revenue from licensing fees and royalties on its products, maintenance and support, and rendering of consulting services, including implementation, training and installation. The Company sells its products primarily through its direct sales force.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met. The Company considers all arrangements with payment terms extending beyond 180 days not to be fixed or determinable.

If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

The Company is entitled to royalties from revenue sharing upon the sublicensing of the Company's products to end-users. Royalties out of revenue sharing arrangements are recognized when such royalties are reported to the Company.

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement. Revenues from software license that require significant customization, integration and installation are recognized using contract accounting on a percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract.

k.   Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash, cash equivalents, short-term deposits and trade receivables.

Cash and cash equivalents and short-term deposits are invested in major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the U.S., Europe and Asia. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.　Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 123") was not included in the financial statements due to immateriality.

The Company applies FASB 123 and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" with respect to options issued to non-employees. FASB 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

m.　Government grant:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. Research and development grants amounted to $ 257 and $ 298 in 2003 and 2004, respectively. Total royalties, accrued or paid, amounted to $ 0 and $ 19 in 2003 and 2004, respectively, and were recorded as part of the cost of goods sold.

Royalty-bearing grants from the Bi-National Industrial Research and Development Foundation ("BIRD-F"), for funding certain approved research projects and for funding marketing activity are recognized at the time when the Company is entitled to such grants, on the basis of the related costs incurred. In 2004, the Company received BIRD-F grants amounting to $ 175.

n.　Severance pay, net:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2003 and 2004, amounted to approximately, $ 92 and $ 20, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

    o.   Fair value of financial instruments:

        The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

        The carrying amounts of cash and cash equivalents, short-term deposits, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturity of such instruments.

    p.   New Accounting Pronouncements:

        In December 2004, the FASB issued SFAS 123(R), "Share-Based Payment". SFAS No. 123(R) revises FAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(r) will require compensation costs related to share-base payment transaction to be recognized in the financial statements (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. This statement will be effective in the fiscal year 2006. The Company is currently evaluating the impact from this standard on its results of operations and financial position.

NOTE 3:- TRADE RECEIVABLES

	December 31,	
	2003	**2004**
Accounts receivable	$ 486	$ 925
Less: allowance for doubtful accounts	52	43
	$ 434	$ 882

NOTE 4:- OTHER ACCOUNTS RECEIVABLE

Government authorities	$ 186	$ 235
Prepaid expenses and others	43	22
	$ 229	$ 257

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:- PROPERTY AND EQUIPMENT

	December 31,	
	2003	**2004**
Cost:		
Computers and peripheral equipment	$ 1,780	$ 1,612
Office furniture and equipment	256	229
Leasehold improvements	188	190
Motor vehicles	22	-
	2,246	2,031
Accumulated depreciation:		
Computers and peripheral equipment	1,577	1,473
Office furniture and equipment	93	87
Leasehold improvements	91	105
Motor vehicles	14	-
	1,775	1,665
Depreciated cost	$ 471	$ 366

NOTE 6:- ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities	$ 336	$ 441
Employees and payroll accruals	421	466
Deferred revenue	207	147
Provision for warranty costs	78	83
	$ 1,042	$ 1,137

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

a. Lease commitments:

The facilities of the Company and its subsidiaries are rented under operating leases, for periods ending in June 2005. Future minimum lease commitments under non-cancelable leases for the years ended December 31, are as follows:

2005 $ 90

Rent expenses for the years ended December 31, 2003 and 2004, amounted to $ 234 and $ 167, respectively.

b. Guarantees:

The Company purchased bank guarantees in the amount of $ 100 as security for the rental of its facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share data)

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

      c.   Royalties:

The Company participated in a program sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2004, the Company had obtained a grant from the Office of the Chief Scientist of the Israeli ministry of Industry and Trade ("the OCS") aggregating to $ 555 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollars and bearing interest at the rate of LIBOR.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Under the Company's research and development agreements with BIRD-F, the Company is required to pay royalties at the rate of 3%-5% of sales of the consolidated products developed with funds provided by BIRD-F, up to an amount equal to 150% of BIRD-F research and development grants linked to the U.S. dollar that have been received by the Company.

Through December 31, 2004, the Company has not paid or accrued royalties to BIRD-F.

NOTE 8:- SHAREHOLDERS' EQUITY

      a.   Share capital:

	December 31,				December 31	
	2003		**2004**		**2003**	**2004**
	Authorized	**Issued and outstanding**	**Authorized**	**Issued and outstanding**	**Liquidation preference**	
	Number of shares				U.S. dollars in thousands	
Shares of NIS 0.01par value:						
Ordinary shares (1)	15,631,286	1,077,126	15,631,286	1,225,232	$ -	$ -
Preferred "A" shares (2)	340,000	336,704	340,000	336,704	3,030	3,030
Preferred "A1" shares (2)	130,000	128,300	130,000	128,300	1,155	1,155
Preferred "B" shares (2)	169,500	169,500	169,500	169,500	250	250
Preferred "B1" shares (2)	18,834	18,834	18,834	18,834	2,250	2,250
Preferred "C" shares (2)	3,710,380	2,646,696	3,710,380	2,646,696	36,377	36,377
	20,000,000	4,377,160	20,000,000	4,525,266	$ 43,062	$ 43,062

The Company granted to the Preferred C investors and previous bridge loan lender a total of 866,297 warrants to purchase Preferred C shares at exercise prices between $ 7.33 and $ 9.16 per share, exercisable until four years from the grant date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share data)

NOTE 8:- SHAREHOLDERS' EQUITY (Cont.)

(1) The Ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if declared.

(2) The Preferred shares ("A", "A1", "B", "B1" and "C") have the same rights as the Ordinary shares (except for the Preferred "A1" and "B1" shares, which do not confer voting rights). In addition, the shares are convertible into Ordinary shares, have an aggregate preference in liquidation of $ 43,062 as of December 31, 2004 and 2003 and have veto rights in certain matters. The Preferred shares are convertible, at the holders' option, upon an IPO of the Company, into Ordinary shares.

b. Stock Option Plans:

Under the Company's 1999 and 2003 Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

The 2003 Employee Stock Option Plan is designed to benefit from, and is made pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance.

As of December 31, 2004, an aggregate of 652,105 options are still available for future grant.

Each option granted under the Plans is exercisable until ten years from the grant date. The exercise price of the options granted under the Plans may not be less than the nominal value of the shares, into which such options are exercised. Each option granted can be exercised to one Ordinary share of the Company. The options vest over one to four years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

In February 2002, 211,521 previously granted options with exercise prices ranging from $ 6 to $ 14 were repriced to par value of NIS 0.01, which resulted in a total compensation expense of $ 133, of which an amount of $ 87 was recognized in 2002 for the portion already vested, and the remaining amount of $ 46 was deferred to be recognized over the remaining vesting period ending in 2006. Amounts of $ 17 and $ 48 were recognized during 2003 and 2004, respectively.

In July 2003, 175,155 previously granted options with an exercise price of $ 6 were repriced to par value of NIS 0.01 resulting in a total compensation expense of $ 108, of which $ 30 was recognized in 2003 for the portion already vested and $ 78 was deferred to be recognized over the remaining vesting period ending in 2006.

During the year 2004, an amount of $ 25 was recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share data)

NOTE 8:- SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31,			
	2003		2004	
	Number of options	**Weighted Average Exercise Price**	**Number of options**	**Weighted average exercise price**
Outstanding at the beginning of the year	837,369	$ 1.93	1,358,402	$ 0.15
Granted	779,046	$ -	97,000	$ -
Exercised	(112,126)	$ -	(148,106)	$ -
Forfeited	(145,887)	$ 2.23	(136,425)	$ -
Outstanding at the end of the year	1,358,402	$ 0.15	1,170,871	$ 0.18
Exercisable options	502,838	$ 0.41	639,755	$ 0.33

c. Options issued to consultants:

1. The Company's outstanding options to consultants as of December 31, 2004, are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable
April 1998	22,012	$ 1.36	22,012

2. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2003 and 2004: risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 0 for each year, and a weighted-average expected life of the options of approximately 4 years.

d. Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share data)

NOTE 9:- TAXES ON INCOME

      a.   Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

            Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

      b.   Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

            The Company's production facilities were granted the status of "Approved Enterprise", under the law. According to the provisions of said law, the Company elected the "alternative benefits" and waived Government grants, in return for a tax exemption. Income derived from the "Approved Enterprise" will be tax exempt for a period of ten years, commencing with the year in which the Company first earns taxable income. The period of benefits has not yet commenced.

            Two expansion projects have been granted "Approved Enterprises" status under the Law.

            The two expansion programs are as follows:

          1.   In December 1997, the Company received approval for the first program, which entitles the Company to a ten-year tax exemption period. The period of benefits for this expansion has not yet commenced.

          2.   In July 2001, the Company received approval for the second program of its "Approved Enterprises". This program entitles the Company to a ten-year tax exemption period. The period of benefits for this expansion has not yet commenced.

            The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is meeting all of the aforementioned conditions.

            In the event of a distribution of such tax-exempt income as cash dividend in a manner other than in the complete liquidation of the Company, the Company will be taxed at the rate of 10% to 25% on the amount distributed (based on the percentage of foreign ownership in each taxable year).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share data)

NOTE 9:- TAXES ON INCOME (Cont.)

The period of tax benefits described above is limited to 12 years from the commencement of production, or 14 years from date of approval, whichever is earlier.

Income from sources other than the "Approved Enterprise" will be taxable at the regular tax rate of 35%.

The Law also allows the Company to claim accelerated depreciation on machinery and equipment used by the "Approved Enterprise", during five tax years.

c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is qualified as an "industrial company" under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual installments.

d. Tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies in Israel (which are not entitled to benefits due to an "Approved Enterprise", as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament), which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 32% and 2007 and thereafter - 30%.

e. Net operating losses carryforward:

As of December 31, 2004, the Company's operating loss carryforward amounted to approximately $ 22,761, which can be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2004, the U.S. subsidiary's operating loss carryforward amounted to approximately $ 4,228, which can be carried forward and offset against taxable income for 20 years no later than 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share data)

NOTE 10:- SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,	
		2003	**2004**
a.	Research and development:		
	Research and development costs	$ 2,292	$ 1,939
	Less - participation from government authorities and other funds	257	473
		$ 2,035	$ 1,466
b.	Selling and marketing expenses, net:		
	Salaries	$ 856	$ 908
	Advertising	47	256
	Other	583	734
		$ 1,486	$ 1,898
c.	Financial income, net:		
	Financial expenses:		
	Interest	$ 12	$ 7
	Foreign currency remeasurement differences	107	26
		119	33
	Financial income:		
	Interest	74	44
	Foreign currency remeasurement differences	117	4
		191	48
		$ (72)	$ (15)

NOTE 11:- RELATED PARTIES TRANSACTIONS AND BALANCES

The revenues derived from related parties were carried out under ordinary course of business and on market conditions.

Revenues from related parties:

	Year ended December 31,	
	2003	**2004**
Texas Instruments	$ -	$ 12
Motorola Inc.	51	327
	$ 51	$ 339

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share data)

NOTE 12:- MAJOR CUSTOMER DATA

Major customer data as percentage of total revenue:

	Year ended December 31,	
	2003	**2004**
Customer A	7%	14%
Customer B	4%	12%
Customer C	12%	9%
Customer D	26%	1%
Customer E	19%	6%

- - - - - - - - - - - - - - - - - - - -

F:\W2000\4408\M\04\E$12.DOC

Exhibit 4.5

M&A ADDENDUM
TO THE SERVICES AGREEMENT

BY AND BETWEEN, B.O.S. Better Online Solutions, Ltd. ("**BOS**"), BOScom, Ltd. ("**BOSCOM**") (hereinafter, collectively referred to as the "**Company**") and Cukierman & Co. Investment House, Ltd. ("**Cukierman**"), dated as of August 22, 2004.

R E C I T A L S

WHEREAS, pursuant to Paragraphs 6(ii) and 9(iii) of that certain Services Agreement between BOS, BOSCOM and Cukierman dated, April 15, 2003 (the "**Agreement**"), the parties herein wish to memorialize in writing their agreement regarding Success Fees to be earned by Cukierman in consideration of its providing Mergers and/or Acquisitions services to the Company,

A G R E E M E N T

In consideration of the foregoing premises and the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is acknowledged hereby, the parties hereto, intending to be bound legally, hereby agree as follows:

     1.   The recitals set forth above are true and correct in all respects and are incorporated herein and made a part hereof.

     2.   All capitalized terms used in this addendum without definition shall have the meanings assigned thereto in the Agreement.

     3.   For transactions procured in connection with Cukierman's Services in which the Company is (i) acquiring or merging with another entity, or (ii) acquired (either shares or assets) by or merged into another entity (each, a "**Transaction**"), Cukierman shall be entitled to receive a Success Fee equal to 3.5% of the Total Proceeds exchanged in such Transaction. "**Total Proceeds**" shall mean any consideration paid or received by the Company, its shareholders or any of its subsidiaries in the Transaction, whether in cash or in shares, and including any deferred payments, contingency payments, and payments based on certain milestones being achieved. Unless otherwise agreed by the parties hereto in writing, for the purpose of calculating the Success Fee, the value of non-cash proceeds, which are shares of the Company, shall be the market price of such shares based on the average trading price of the shares in the 30-day period ending on the day the Company entered into a term sheet concerning the Transaction. Other non-cash proceeds shall have the value set for such proceeds in the definitive agreement(s) constituting the Transaction.

     4.   The Success Fee hereunder shall be paid in the same form (cash, shares, warrants or other) and ratio in which the Total Proceeds were paid or received, and no later than 30 days after the <u>actual</u> receipt or payment of such proceeds by the Company, its shareholders or subsidiaries, as the case may be. In order to avoid doubt it is expressly stated that the Company shall not be required to advance any payments on account of deferred, contingent or other future proceeds.

5.   Section 8 of the Agreement shall be replaced by the following text:

"Team

Cukierman & Co.'s team for the purpose of performance of the Services hereunder shall be designated by Mr. Modi Ashkenazy from time to time."

6.   All other terms and conditions of the Agreement (to the extent that they do not conflict with the terms herein) shall remain unchanged and shall be applicable to the terms herein.

IN WITNESS WHEREOF, the undersigned have each executed this M&A Addendum as of the date first above-written.

B.O.S. BETTER ON-LINE SOLUTIONS

_____
Mr. Adiv Baruch
CEO

BOSCOM, Ltd.

_____
Mr. Adiv Baruch
CEO

CUKIERMAN   &   CO.   INVESTMENT HOUSE, LTD.

_____
Mr. Modi Ashkenazy
Director

B.O.S. BETTER ONLINE SOLUTIONS LTD.

SHARE PURCHASE AGREEMENT

Dated as of

May 24, 2005

SHARE PURCHASE AGREEMENT

This **SHARE PURCHASE AGREEMENT** (this "Agreement") is made and entered into as of May 24, 2005, by and among B.O.S Better Online Solutions Ltd., an Israeli company (the "Company"), and the other parties listed on <u>Schedule 1</u> hereto (each an "Investor" and collectively, the "Investors").

WHEREAS, subject to the terms and conditions herein, the Investors desire to acquire from the Company, and the Company desires to issue to the Investors Ordinary Shares of the Company, par value NIS 4.00 each (each, a "Share" and collectively, the "Shares", and when referred to the shares to be purchased by each Investor, such number of shares as set forth opposite such Investor's name in the column labeled "No. of Shares" on <u>Schedule 1</u> hereto) for the amounts set forth in <u>Schedule 1</u> hereto.

WHEREAS, the Company wishes to issue to the Investors warrants to purchase Shares in connection with the Investors' purchase of the Shares hereunder, and each Investor wishes to purchase such number of warrants as set forth opposite such Investor's name in the column labeled "No. of Warrants" on <u>Schedule 1</u> hereto, on the terms and conditions hereof;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investors hereby agree as follows:

1. **AGREEMENT TO SELL AND PURCHASE.**

1.1   Subject to the satisfaction of the terms and conditions described in this Agreement, at the Closing (as defined below) the Company agrees to sell to each Investor, and each Investor severally and not jointly agrees to purchase from the Company, such number of Shares, against such amount, as is set forth opposite such Investor's name in the columns labeled "No. of Shares" and "Purchase Amount", respectively, on <u>Schedule 1</u> hereto, and reflecting a price of $2.30 per Ordinary Share.

1.2   At the Closing, the Company shall issue and deliver to each of the Investors a Warrant in the form attached hereto as <u>Exhibit A</u> (the "**Warrants**") to purchase such number of Shares as is set forth opposite such Investor's name in the columns labeled "No. of Warrants". The Warrants shall be exercisable for a period of three (3) years from the date of issuance (the "**Warrant Issue Date**"). The Warrants' exercise price shall be $2.50 per Share for the first year, and shall be increased to $2.75 per Share starting from the first anniversary of the Warrant Issue Date and to $3.03 per Share starting from the second anniversary of the Warrant Issue Date.

1.3   The parties agree that during the period ending 30 days from the date hereof, <u>Schedule 1</u> hereto may be revised to reflect an additional investment (the "Additional Investment") by additional investors listed therein (the "Additional Investors"), such that the total investment in the Company pursuant to this Agreement shall be up to $2,500,000, provided however, that the shareholdings of any particular Additional Investor immediately following Closing shall not exceed 5% of the issued share capital of the Company, calculated as of immediately following the Closing (the "Condition"). The Company shall be obligated to accept the Additional Investment or any portion thereof, subject to the satisfaction of the Condition.

2.   **CLOSING.** The execution and delivery of this Agreement shall occur upon delivery by facsimile of executed signature pages of this Agreement and all other documents, instruments and writings required to be delivered pursuant to this Agreement to Amit, Pollak, Matalon & Co., NYP Tower, 17 Yitzhak Sadeh St., Tel-Aviv 67775 Israel, attn: Shlomo Landress, Adv., Fax: (972) 3 561-3620. The closing of the purchase and sale of the Shares will take on June 30, 2005, on which date the conditions for Closing set forth in Sections 6 and 7 herein shall be satisfied in full or waived by the appropriate party thereunder , or at such different date as may be mutually acceptable to the Investors and the Company (the "Closing"). At the Closing, each Investor shall deliver to the Company payment in full (without deduction of any fees or taxes) for the Shares to be purchased by such Investor in the amount set forth opposite such Investor's name in the column labeled "Purchase Amount" on Schedule 1, via wire transfer of immediately available funds or bank or cashier's check. At the Closing, the Company will deliver to each Investor (or Investor Representative, as the case may be), the share register of the Company, and a duly executed share certificate, both reflecting such number of shares set forth opposite such Investor's name in column labeled "No. of Shares", a Warrant validly executed by the Company, and a legal opinion of the Company's legal counsel in the form attached herein as Exhibit C.

3.   **USE OF PROCEEDS.** The Company shall use the proceeds from the transactions contemplated hereby to enhance the general working capital of the Company, to finance potential acquisitions or as otherwise decided by the Company's Board of Directors.

4.   **REPRESENTATIONS AND WARRANTIES BY THE COMPANY.** The Company hereby represents and warrants to each Investor that:

4.1   Corporate Organization. The Company is a corporation duly incorporated and validly existing under the laws of Israel, and has the corporate power to own its property and to carry on its business as now being conducted. The Company's shares are traded on the Nasdaq National Market and on the Tel-Aviv Stock Exchange and as such it is subject to both US and Israeli Securities Laws.

4.2   Due Authorization and Valid Issuance. The Company has the corporate power to enter into this Agreement and the Registration Rights Agreement (as defined below) (collectively, the "Transaction Documents"). The Transaction Documents have been, or will have been, at the time of their respective execution and delivery, duly executed and delivered by a duly authorized officer of the Company. Prior to the Closing of this Agreement, the Company shall have acted to complete all corporate action necessary on its part for the issuance, sale and delivery of the Shares. The Shares being purchased by the Investors hereunder will, upon issuance and payment therefore pursuant to the terms hereof, be duly authorized, validly issued, fully paid and nonassessable.

4.3   Binding Agreement. The Transaction Documents constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or similar laws relating to or affecting the rights of creditors and contracting parties generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought, and (iii) rights to indemnity and contribution may be limited by Israeli or U.S. state or federal securities laws applicable to the Company or by the public policy underlying such laws.

4.4   Non-Contravention.   Neither the execution and delivery of the Transaction Documents, nor the consummation of the transactions or the performance of the obligations contemplated hereby and thereby will result in any violation or breach of Company's articles of association, by-laws, board resolutions, shareholders resolutions or any agreement to which the Company is a party.

4.5   No Consent. To the Company's best knowledge, and in reliance on the representations of the Investors given in Section 5 hereof, except for reporting obligations and approvals required under applicable security laws and market regulations in Israel and the United States and for approvals by the Office of the Chief Scientist and the Investment Center of the Ministry of Industry, Trade and Labor (if required), no consent of any governmental body or third party is required to be made or obtained by the Company in connection with the execution and delivery of the Transaction Documents by the Company or the consummation by the Company of the transactions or the performance of the obligations contemplated hereby and thereby by the Company.

4.6   Capitalization. The authorized share capital of the Company consists as of the date hereof: 8,750,000 Ordinary Shares, par value NIS 4.00 per share, of which, as of March 31, 2005, 4,838,651 Ordinary Shares are issued and outstanding, 1,566,658 Ordinary shares are reserved for issuance upon the exercise of warrants and of employee, director and consultant options already granted by the Company and further 40,930 Ordinary Shares (which number is proposed to be increased by 375,000 subject to the Company's shareholders' approval) are reserved for issuance under the Company's 2003 Israeli Share Option Plan, upon the exercise of options to be granted thereunder. Any change in the above capitalization between the date hereof and the date of the Closing shall not constitute a default under this Agreement, provided, however, that such change is the result of the conversion or exercise of outstanding convertible securities, options or warrants of the Company that were granted or issued prior to the date hereof. Except as set forth above, in the Company's Filings under the Securities Exchange Act of 1934 (the "Exchange Act Filings") or in the Company's Audited Financial Statements (as defined below) there are no outstanding warrants or options or other rights to purchase the Company's shares.

4.7   Financial Statements.

(a)   The audited consolidated financial statements of the Company as of December 31, 2004 and the related notes thereto, as filed by the Company with the Securities and Exchange Commission under Form 6-K on March 30, 2005 and on April 5, 2005 (the "**Audited Financial Statements**"), are true, correct and complete in all material respects and fairly present the financial position of the Company as of their respective dates, and have been prepared in accordance with the books and records of the Company as at the applicable dates and for the applicable periods. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods therein specified, except as may be disclosed in the notes to such financial statements, or as may be permitted by the Securities and Exchange Commission and except as disclosed in the filings the Company made in connection with such statements, if any.

(b)   Other than as reported in the Company's current reports, since December 31, 2004, there has not been any event or material adverse change in the business or financial conditions of the Company as reflected in the financial statements which, individually or collectively with other events or changes, could have a material adverse effect on the Company.

4.8   Legal Proceedings. Except as disclosed in the Company's public filings, there is no material legal or governmental proceeding pending or, to the knowledge of the Company, threatened to which the Company is or may be a party.

4.9   Intellectual Property. (i)The Company, either directly or through its subsidiaries, owns or possesses sufficient rights to use all material patents, patent rights, trademarks, copyrights, licenses, inventions, trade secrets, trade names and know-how (collectively, "Intellectual Property") described or referred to in the Company's public filings as owned or possessed by it, except where the failure to currently own or possess would not have a material adverse effect on the Company, (ii) to the knowledge of the Company, the Company is not infringing, nor has it received any notice of, any asserted infringement of, any rights of a third party with respect to any Intellectual Property that, individually or in the aggregate, would have a material adverse effect on the Company.

4.10   Compliance with Law.   To the knowledge of the Company, the business of the Company is conducted in accordance with applicable laws, including without limitation securities laws and regulations, except to extent that, individually or in the aggregate, would not cause a material adverse effect on the Company.

4.11   Disclosure. The representations and warranties of the Company contained in this Section 4 as of the date hereof and as of the Closing, and the Company's Exchange Act Filings, as of their respective dates, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein, in light of the circumstances under which they are made, not misleading. The Company understands and confirms that the Investor will rely on the foregoing representations in effecting the transaction contemplated in the Transaction Documents and other transactions in securities of the Company.

5.   **REPRESENTATIONS OF THE INVESTORS.** Each of the Investors severally but not jointly represents to the Company that:

5.1   Enforceability. If such Investor is a corporation, partnership, limited liability company, trust or other entity, (i) it is authorized and qualified and has full right and power to become an investor in the Company, is authorized to purchase the Shares and to perform its obligations pursuant to the provisions hereof, (ii) the person signing the Transaction Documents to which such Investor is a party and any other instrument executed and delivered therewith on behalf of such Investor has been duly authorized by such entity and has full power and authority to do so, and (iii) such Investor has not been formed for the specific purpose of acquiring an interest in the Company.

5.2   Restrictions on Transferability and Hedging.

5.2.1 Such Investor understands that (i) the Shares have not been registered under the Securities Act of 1933, or under the laws of any other jurisdiction; (ii) such Shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act and, where required, under the laws of other jurisdictions or unless an exemption from registration is then available; and (iii) there is now no registration statement on file with the Securities and Exchange Commission with respect to the Shares to be purchased by the Investor.

5.2.2 Such Investor acknowledges and agrees that the certificates representing the Shares shall bear restrictive legends as counsel to the Company may determine are necessary or appropriate, including without limitation, legends under applicable securities laws similar to the following:

"The shares represented by this certificate have not been registered under the Securities Act of 1933. The shares have been acquired for investment and may not be sold, transferred, assigned or otherwise disposed of in the absence of an effective registration statement with respect to the shares evidenced by this certificate, filed and made effective under the Securities Act of 1933, or an opinion of the Company's counsel that registration under such Act is not required."

5.2.3 The Company will not register any transfer of Shares not made in accordance with applicable law.

5.3 <u>Offshore Transaction</u>. Such Investor is not a "U.S. Person", as such term is defined in Regulation S under the Securities Act of 1933, its principal address is outside the United States and it has no present intention of becoming a resident of (or moving its principal place of business to) the United States. Such Investor was located outside the United States at the time any offer to sell and any other action in connection with such offer and sale was made to such Investor and at the time that the buy order was originated by the Investor. The Shares are being acquired solely for such Investor's own account, and in no event and without derogating from the foregoing, for the account or the benefit of a U.S. person.

5.4 <u>Investment Purposes</u>. The Shares are being acquired for investment purposes. The Shares are not being purchased with a view to, or for sale in connection with, any distribution or other disposition thereof. The Investor has no present plans to enter into any contract, undertaking, agreement or arrangement for any such resale, distribution or other disposition and it will not divide its interest in the Company's Shares with others, resell or otherwise distribute the Shares in violation of federal or state US Securities laws or the Israeli Securities Law.

5.5 <u>Information and Advice</u>.

5.5.1 Without derogating from the Company's representations and relying thereon, such Investor has carefully reviewed and understands the risks of a purchase of the Shares. In connection with such Investor's investment in the Company, it has obtained the advice of its own investment advisors, counsel and accountants (the "Advisors"). Such Investor and its Advisors have reviewed the Company's public filings

5.6   Sophistication and Risk.

5.6.1   It has such knowledge and experience in financial and business matters, that it is capable of evaluating, and has evaluated, the merits and risks of the Offering. By reason of its business or financial experience, it has the capacity to protect its interests in connection with an investment in the Company.

5.6.2   It understands that no Israeli or U.S. federal or state agency has passed upon the Shares or made any finding or determination as to the fairness of the transactions contemplated in the Transaction Documents.

5.6.3   It understands that the Shares are speculative investments which involve a high degree of risk, including the risk that such Investor might lose its entire amount invested in the Company.

5.6.4   It understands that any tax benefits that may be available to such Investor may be lost through adoption of new laws, amendments to existing laws or regulations, or changes in the interpretation of existing laws and regulations.

5.6.5   It has the financial ability to bear the economic risk of its investment in the Company and has adequate net worth and means of providing for the Investor's current needs and contingencies to sustain a complete loss of the Investor's investment and has no need for liquidity in the Investor's investment in the Company.

5.6.6   It is an "Accredited Investor," as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933.

5.7   No solicitation. At no time was such Investor presented with or solicited by any leaflet, public promotional meeting, newspaper or magazine article, radio or television advertisement or any other form of general advertising or general solicitation concerning the Offering.

5.8   Broker-Dealer. The Investor is not a broker-dealer, nor is it an affiliate of any broker-dealer.

5.9   Further Indebtedness. Such Investor acknowledges that no provision of the Transaction Documents executed and delivered by the Company in connection with this Agreement restricts, or shall be construed to restrict, in any way the ability of the Company to incur indebtedness or to issue share capital or other equity securities (or securities convertible into equity securities) of the Company or to grant liens on its property and assets.

5.10   Voting and/or Investment Control over the Investor. Each Investor has made available to the Company or shall make available to the Company, upon the Company's reasonable request made pursuant to a demand of any regulatory authority or in accordance with any applicable rule or regulation, a list of individuals who have or share voting and/or investment control over such Investor. The Investor shall update such list as reasonably requested by the Company to comply with request for such information from any regulatory body.

5.11   Holdings. Schedule 1 attached hereto reflects the holdings of the Company's shares by each Investor and its affiliates as of the date hereof, and as of the Closing.

5.12   Availability of Exemptions. The Investor understands that the Shares are being offered and sold in reliance on a transactional exemption or exemptions from the registration requirements of Israeli and U.S. Federal and state securities laws and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Investor set forth herein in order to determine the applicability of such exemptions and the suitability of such Investor to acquire the Shares.

5.13   Disclosure. The representations and warranties of the Investor contained in this Section 5 as of the date hereof and as of the Closing, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or necessary to make the statements herein, in light of the circumstances under which they are made, not misleading. Each Investor understands and confirms that the Company will rely on the foregoing representations in effecting the transaction contemplated in the Transaction Documents and other transactions in securities of the Company.

6.   **CONDITIONS OF EACH INVESTOR'S OBLIGATION AT THE CLOSING.** The obligation of each Investor to purchase its respective Shares is subject to the fulfillment or waiver by such Investor prior to or on the date of the Closing of the conditions set forth in this Section 6. In the event that any such condition is not satisfied to the satisfaction of an Investor, then such non-satisfied Investor shall not be obligated to proceed with the purchase of such securities.

6.1   Representations and Warranties. The representations and warranties of the Company under this Agreement shall be true in all material respects as of the Closing, with the same effect as though made on and as of such date.

6.2   Compliance with Agreements. The Company shall have performed and complied in all material respects with all agreements or conditions required by this Agreement to be performed and complied with by it prior to or as of the Closing.

6.3   Registration Rights Agreement. As of the Closing, the Registration Rights Agreement in the form attached hereto as Exhibit B (the "Registration Rights Agreement") shall have been executed and delivered by the Company and each Investor.

6.4   Warrants.   As of the Closing, the Warrants shall have been executed and delivered by the Company and each Investor.

6.5   Issuance of Shares.   As of the Closing, the Shares purchased by the Investors shall have been duly issued to the Investors.

6.6   No Injunction.   No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

6.7   Government Approvals. The Company shall have received all necessary approvals by the Office of the Chief Scientist and the Investment Center of the Ministry of Industry, Trade and Labor with respect to the transactions contemplated hereby. The Investors shall have executed any confirmations required by the Office of Chief Scientist for the grant of such approvals.

6.8   Shareholders Approval. The consummation of the transactions and the performance of the Company's obligations contemplated hereby, including the issuance of the Shares and the Warrants shall have been approved by the Company's shareholders.

6.9   Notices to Nasdaq and the TASE. The Company shall have made all required filings of notices with Nasdaq and the Tel Aviv Stock Exchange.

7.   **CONDITIONS OF THE COMPANY'S OBLIGATION AT THE CLOSING.** The obligation of the Company to issue the Shares to the Investors at the Closing is subject to the fulfillment or waiver by the Company prior to or on the Closing of the conditions set forth in this Section 7. In the event that any such condition is not satisfied to the satisfaction of the Company, then the Company shall not be obligated to proceed with the sale of the securities under this Agreement.

7.1   Representations and Warranties. The representations and warranties of all Investors under this Agreement shall be true in all material respects as of the Closing, with the same effect as though made on and as of such date.

7.2   Compliance with Agreements. All Investors shall have performed and complied in all respects with all agreements or conditions required by this Agreement to be performed and complied with by it prior to or as of the Closing.

7.3   Registration Rights Agreement. As of the Closing, the Registration Rights Agreement shall have been executed and delivered by all of the Investors.

7.4   No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

7.5   Delivery of Purchase Amount. Each of the Investors shall have delivered to the Company its respective Purchase Amount for the Shares at the Closing Date.

7.6   Government Approvals. The Company shall have received all necessary approvals by the Office of the Chief Scientist and the Investment Center of the Ministry of Industry, Trade and Labor with respect to the transactions contemplated hereby. The Investors shall have executed the confirmations required by the Office of Chief Scientist for the grant of such approvals.

7.7   Shareholders Approval. The consummation of the transactions and the performance of the Company's obligations contemplated hereby, including the issuance of the Shares and the Warrants shall have been approved by the Company's shareholders.

7.8   Notices to Nasdaq and the TASE. The Company shall have made all required filings of notices with Nasdaq and the Tel Aviv Stock Exchange.

7.9   Designation of Investors' Representatives. Each Investor who is not organized under Israeli law shall have delivered to the Company a written notice designating a representative in Israel for the purpose of receipt of the shares certificate (the "Investor's Representative").

7.10   The Company shall use commercially reasonable efforts to provide for the fulfillment of all conditions set forth in Sections 7.6 7.7 and 7.8 hereof. In the event that such conditions for closing are not satisfied within 120 days from the date hereof, then without derogating from any remedy to which the Investors shall be entitled to, each of the Investors shall be entitled to terminate this Agreement with respect to itself.

8.   **COVENANTS OF THE COMPANY AND THE INVESTORS REGARDING INDEMNIFICATION.**

8.1   Company Indemnification. The Company agrees to indemnify, hold harmless, reimburse and defend each Investor, each of the Investor's officers, directors, agents, affiliates, control persons, and principal shareholders, against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon such Investor which results, arises out of or is based upon: (i) any misrepresentation by the Company or any breach of any warranty by the Company in this Agreement; or (ii) any breach or default in performance by Company of any covenant or undertaking to be performed by Company hereunder or under any other agreement entered into by the Company and Investor relating hereto or thereto.

8.2   Investors' Indemnification. Each Investor agrees to indemnify, hold harmless, reimburse and defend the Company and each of the Company's officers, directors, agents, affiliates, control persons and principal shareholders, at all times against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Company or such other parties, which results, arises out of or is based upon: (i) any misrepresentation by such Investor or breach of any warranty by the Investor in this Agreement; or (ii) any breach or default in performance by the Investor of any covenant or undertaking to be performed by the Investor hereunder.

8.3   Listing. The Company shall promptly secure the listing of the Ordinary Shares issuable upon the exercise of the Warrant on the NASDAQ National Market or on any other market upon which the Company's Ordinary Shares are then listed (the "Principal Market") (subject to official notice of issuance) and shall maintain such listing so long as any other Ordinary Shares shall be so listed. The Company will maintain the listing of its Ordinary Shares on the Principal Market, and will comply in all material respects with the Company's reporting, filing and other obligations under applicable laws and regulations.

8.4   Market Regulations. The Company shall notify the SEC, NASDQ, the Israeli Securities Authority and the Tel-Aviv Stock Exchange, in accordance with their requirements, of the transactions contemplated by this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Shares to the Investors.

8.5   Reporting Requirements. The Company will timely file with the SEC all reports required to be filed pursuant to the Exchange Act by foreign private issuers and refrain from terminating its status as an issuer required by the Exchange Act to file reports thereunder even if the Exchange Act or the rules or regulations thereunder would permit such termination.

8.6   Reissuance of Securities. The Company agrees to reissue certificates representing the Shares without the legends at such time as:

(a) The holder thereof is permitted to dispose of such Shares pursuant to Rule 144 under the Securities Act or any other applicable law or regulation; or

(b) Upon resale subject to an effective registration statement after such Securities are registered under the Securities Act.

The Company agrees to cooperate with the Investor in connection with all resales pursuant to Rule 144(d) and Rule 144(k) and provide legal opinions necessary to allow such resales provided the Company and its counsel receive reasonably requested representations from the selling Investor and its broker.

.

9.   **CONFIDENTIALITY.** Any information disclosed to each of the Investors or their respective Advisors, which has not previously been made available to the general public by the Company, if any, shall be considered Confidential Information. Each Investor acknowledges the confidential nature of the Confidential Information it may have received, and agrees that the Confidential Information is the valuable property of the Company. Each Investor agrees that it and its Advisors shall not reproduce any of the Confidential Information without the prior written consent of the Company, nor shall they use any Confidential Information for any purpose except as permitted by and in the performance of this Agreement, or divulge all or any part of the Confidential Information to any third party. The confidentiality obligations undertaken hereunder will remain in full force and effect regardless of the execution and consummation or termination of this Agreement.

10. **MISCELLANEOUS.**

10.1   Amendments. This Agreement may be modified, supplemented or amended only by a written instrument executed by all of the parties.

10.2   Notices. Any notice that is required or provided to be given under this Agreement shall be deemed to have been sufficiently given and received for all purposes, (i) when delivered in writing by hand, upon delivery; (ii) if sent via facsimile, upon transmission and electronic confirmation of receipt (and if transmitted and received on a non-business day, on the first business day following transmission and electronic confirmation of receipt), (iii) seven (7) business days (and fourteen (14) business days for international mail) after being sent by certified or registered mail, postage and charges prepaid, return receipt requested, or (iv) three (3) business days after being sent by internationally overnight delivery providing receipt of delivery, to the following addresses:

> if to the Company, B.O.S. Better On Line Solutions Ltd., Beit Rabin, 100 BOS Road, Teradyon Industrial Park, Misgav 20179, Israel attn: Mr. Nehemia Kaufman, CFO, facsimile: (972) 4 999-0334, with a copy to Amit, Pollak Matalon & Co., NYP Tower, 17 Yitzhak Sadeh St., Tel-Aviv 67775 Israel attn: Shlomo Landress, Adv. Fax: (972) 3 561-3620; or at any other address designated by the Company to the Investors in writing;

> if to an Investor, to its address listed on Schedule 1 hereto or at any other address designated by the Investor to the Company in writing.

10.3   Survival of Representations and Warranties. All representations and warranties contained herein or in any Transaction Document shall survive after the execution and delivery of this Agreement or such certificate or document, as the case may be, for a period of 24 months from the Closing. All covenants and agreements in any Transaction Documents shall survive in accordance with their terms. This Section shall survive the termination of this Agreement for any reason.

10.4   Delays or Omissions; Waiver. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party under this Agreement shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any breach or default, or an acquiescence thereto, or of a similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

10.5   Other Remedies. Any and all remedies herein expressly conferred upon a party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other.

10.6 <u>Entire Agreement</u>. This Agreement and the exhibits and schedules hereto, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto and thereto.

10.7 <u>Headings.</u> All section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provision of this Agreement.

10.8 <u>Severability</u>. Should any one or more of the provisions of this Agreement (including its exhibits and schedules) or of any agreement entered into pursuant to this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement and of each other agreement entered into pursuant to this Agreement, shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision, which will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

10.9 <u>Assignment</u>. This Agreement may not be assigned in whole or in part by any Investor without the prior written consent of the Company.

10.10 <u>Governing Law and Venue</u>. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Israel, without regard to conflict of laws provisions. Any dispute arising under or in relation to this Agreement shall be adjudicated in the competent court of Tel Aviv-Jaffa district only, and each of the parties hereby submits irrevocably to the exclusive jurisdiction of such court.

10.11 <u>Expenses</u>. The Company shall pay reasonable fees plus expenses and VAT of one legal counsel representing the Investors up to a maximum of $15,000 plus VAT.

10.12 <u>Broker's or Finder's Fees</u>. It is acknowledged that the Company has used Cukierman & Co. Investment House Ltd. as its financial advisor for the transactions contemplated hereby (the "Broker"). The Company will pay the Broker fees in an amount equal to six percent (6%) plus VAT (as applicable) of all proceeds generated from the transactions contemplated hereby. It is hereby clarified, that the Investors shall not be liable to pay the Broker any broker's or finder's fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Company in connection with any of the transactions contemplated under this Agreement.

10.13 <u>Counterparts</u>. This Agreement may be executed concurrently in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.14 <u>Further Actions.</u> At any time and from time to time, each party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first set forth above.

B.O.S. BETTER ON LINE SOLUTIONS LTD.

By:_____

    Name: _____

    Title: _____

CATALYST FUND L.P.

By:_____

    Name: _____

    Title: _____

_____

By:_____

    Name: _____

    Title: _____

INVESTOR'S NAME AND ADDRESS	PURCHASE AMOUNT	NO. OF SHARES	NO. OF WARRANTS	PRE-CLOSING SHARE HOLDINGS (excluding warrants)		POST-CLOSING SHARE HOLDINGS (excluding warrants)	
				Amount	Percent	Amount	Percent
CATALYST FUND L.P.	US$793,500	345,000	207,000	947,275	19.58%	1,292,275	22.31%
ADDITIONAL INVESTORS							
Brada Investments Limited 273 main St., Gibraltar	US$500,000	217,391	130,434	0.00	0.00%	217,391	3.75%
Arizona Maritime Inc. c/o Lyras Financial Services Ltd., 24-26 Baltic St., London, EC1Y 0RP, England	US$200,000	86,956	52,174	0.00	0.00%	86,956	1.5%
Egean Financiera Corporation c/o Halkdon Shipping Corp. 85 Akti Mlaouli & 2 Flessa St., 185 38 Piraeus, Greece	US$200,000	86,956	52,174	0.00	0.00%	86,956	1.5%
Vamos Inc. c/o Gise 37 G. Sisini St. Athens 115 28, Greece	US$250,000	108,695	65,217	89,286	1.85%	197,981	3.42%
Meitav Gemel Ltd. 40 Ainshten St. P.O Box 39511 Tel Aviv 61540 Israel	US$250,010	108,700	65,220	0.00	0.00%	108,700	1.87%
Total Additional Investment	US$1,400,010						
Total Investment	US$2,193,510						

EXHIBIT A

THIS WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THIS WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO B.O.S. BETTER ON-LINE SOLUTIONS LTD. THAT SUCH REGISTRATION IS NOT REQUIRED.

Right to Purchase up to _____ Ordinary Shares of
B.O.S. Better On-Line Solutions Ltd.
(subject to adjustment as provided herein)

ORDINARY SHARES PURCHASE WARRANT

No. _____   Issue Date: _____, 2005

B.O.S. BETTER ON-LINE SOLUTIONS LTD. a corporation incorporated under the laws of the State of Israel hereby certifies that, for value received, _____, or assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company (as defined herein) from and after the Issue Date of this Warrant and at any time or from time to time before 5:00 p.m., New York time, through the close of business June 30, 2008 (the "Expiration Date"), up to _____ fully paid and nonassessable Ordinary Shares (as hereinafter defined), NIS 4.00 nominal value per share, at the applicable Exercise Price per share (as defined below). The number and character of such Ordinary Shares and the applicable Exercise Price per share are subject to adjustment as provided herein.

As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

(a)   The term "Company" shall include B.O.S. Better On-Line Solutions Ltd. and any corporation which shall succeed, or assume the obligations of, B.O.S. Better On-Line Solutions Ltd. hereunder.

(b)   The term "Ordinary Shares" includes (i) the Company's Ordinary Shares, nominal value NIS 4.00 per share; and (ii) any other securities into which or for which any of the securities described in (i) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

(c)   The term "Other Securities" refers to any shares (other than Ordinary Shares) and other securities of the Company or any other person (corporate or otherwise) which the Holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Ordinary Shares, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Ordinary Shares or Other Securities pursuant to Section 4 or otherwise.

(d)   The "Exercise Price" applicable under this Warrant shall be a price of $2.50 per Ordinary Share during for the first year for the Issue Date, and shall be increased to $2.75 per Ordinary Share starting from the first anniversary of the Issue Date and to $3.03 per Share starting from the second anniversary of the Issue Date.

Capitalized terms used herein without definition shall have the meanings ascribed to such terms in that Share Purchase Agreement dated as of the date hereof by and among the Company and the Investors (as defined therein).

1. Exercise of Warrant.

   1.1   Number of Shares Issuable upon Exercise. From and after the date hereof through and including the Expiration Date, the Holder shall be entitled to receive, upon exercise of this Warrant in whole or in part, by delivery of an original or fax copy of an exercise notice in the form attached hereto as Exhibit A (the "Exercise Notice") and payment in accordance with Section 2.2 below, Ordinary Shares of the Company (the "Warrant Shares"), subject to adjustment pursuant to Section 4.

   1.2   Fair Market Value. For purposes hereof, the "Fair Market Value" of an Ordinary Share as of a particular date (the "Determination Date") shall mean:

      (a)   If the Company's Ordinary Shares are traded on the American Stock Exchange or another national exchange or are quoted on the National or SmallCap Market of The Nasdaq Stock Market, Inc. ("Nasdaq"), then the closing or last sale price, respectively, reported for the last business day immediately preceding the Determination Date.

      (b)   If the Company's Ordinary Shares are not traded on the American Stock Exchange or another national exchange or on the Nasdaq but is traded on the NASD OTC Bulletin Board, then the mean of the average of the closing bid and asked prices reported for the last business day immediately preceding the Determination Date.

      (c)   If (a) and (b) are not applicable but the Company's Ordinary Shares are traded on the Tel-Aviv Stock Exchange, then the closing price reported for the last business day immediately preceding the Determination Date.

(d) Except as provided in clause (e) below, if the Company's Ordinary Shares are not publicly traded, then as shall be mutually agreed between the Company and the Holder, or, if the Company and the Holder are not able to reach an agreement within two (2) business days from the date of the Exercise Notice, as shall be determined by an appraiser the identity of which shall be agreed upon by the Holder and the Company, or, if the Holder and the Company fail to reach an agreement as to the appraisers identity, the identity of such appraiser shall be determined by the Chairman of the Israeli Bar Association.

(e) If the Determination Date is the date of a liquidation, dissolution or winding up, or any event deemed to be a liquidation, dissolution or winding up pursuant to the Company's Articles of Association (the "Articles"), then all amounts to be payable per share to holders of the Ordinary Shares pursuant to the Articles in the event of such liquidation, dissolution or winding up, plus all other amounts to be payable per share in respect of the Ordinary Shares in liquidation under the Articles, assuming for the purposes of this clause (e) that all of the Ordinary Shares then issuable upon exercise of the Warrant are outstanding at the Determination Date.

1.3 <u>Company Acknowledgment</u>. The Company will, at the time of the partial exercise of the Warrant, upon the request of the Holder hereof acknowledge in writing its continuing obligation to afford to such Holder any rights to which such Holder shall continue to be entitled after such partial exercise in accordance with the provisions of this Warrant. If the Holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such Holder any such rights.

2. <u>Procedure for Exercise</u>.

2.1 <u>Delivery of Share Certificates, Etc., on Exercise</u>. The Company agrees that the Ordinary Shares purchased upon exercise of this Warrant shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares in accordance herewith. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within three (3) business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable Ordinary Shares (or Other Securities) to which the Holder shall be entitled on such exercise, plus, in lieu of any fractional share to which such Holder would otherwise be entitled, cash equal to such fraction multiplied by the then Fair Market Value of one full share, together with any other shares or other securities and property (including cash, where applicable) to which such Holder is entitled upon such exercise pursuant to Section 1 or otherwise.

2.2   Exercise. (a) Payment may be made either (i) in cash, by wire transfer or by certified or official bank check payable to the order of the Company equal to the applicable aggregate Exercise Price, (ii) by delivery of the Warrant, or Ordinary Shares receivable upon exercise of the Warrant in accordance with Section (b) below, or (iii) by a combination of any of the foregoing methods, for the number of Ordinary Shares specified in such Exercise Notice (as such exercise number shall be adjusted to reflect any adjustment in the total number of Ordinary Shares issuable to the Holder per the terms of this Warrant) and the Holder shall thereupon be entitled to receive the number of duly authorized, validly issued, fully-paid and non-assessable Ordinary Shares (or Other Securities) determined as provided herein.

(b) Notwithstanding any provisions herein to the contrary, if the Fair Market Value of one Ordinary Share is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant for cash, the Holder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being exercised) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Exercise Notice in which event the Company shall issue to the Holder a number Ordinary Shares computed using the following formula:

$$X = Y \frac{(A-B)}{A}$$

Where

X =   the number of Ordinary Shares to be issued to the Holder

Y =   the number of Ordinary Shares purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised (at the date of such calculation)

A =   the Fair Market Value of one of the Company's Ordinary Shares (at the date of such calculation)

B =   Exercise Price (as adjusted to the date of such calculation)

3. Effect of Reorganization, Etc.; Adjustment of Exercise Price.

   3.1   Reorganization, Consolidation, Merger, Etc. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person, including the sale of substantially all of the Company's outstanding share capital to a corporate third party, in consideration for such third party's securities, or (c) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder of this Warrant, on the exercise hereof as provided in Sections 1 and 2 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Ordinary Shares (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the shares and other securities and property (including cash) to which such Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 4.

   3.2   Extraordinary Events Regarding Ordinary Shares. In the event that the Company shall (a) issue additional shares as a dividend or other distribution on outstanding Ordinary Shares, (b) subdivide its outstanding Ordinary Shares, or (c) combine its outstanding Ordinary Shares into a smaller number of Ordinary Shares, then, in each such event, the Exercise Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Exercise Price by a fraction, the numerator of which shall be the number of Ordinary Shares outstanding immediately prior to such event and the denominator of which shall be the number of Ordinary Shares outstanding immediately after such event, and the product so obtained shall thereafter be the Exercise Price then in effect. The Exercise Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events

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described herein in this Section 3.2. The number of Ordinary Shares that the Holder of this Warrant shall thereafter, on the exercise hereof be entitled to receive shall be increased or decreased, as the case may be, to a number determined by multiplying the number of Ordinary Shares that would otherwise (but for the provisions of this Section 3.2) be issuable on such exercise by a fraction of which (a) the numerator is the Exercise Price that would otherwise (but for the provisions of this Section 3.2) be in effect, and (b) the denominator is the Exercise Price in effect on the date of such exercise.

4.   Certificate as to Adjustments.   In each case of any adjustment or readjustment in the Ordinary Shares (or Other Securities) issuable on the exercise of the Warrant, the Company at its expense will promptly cause its Chief Financial Officer or other appropriate designee to compute such adjustment or readjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional Ordinary Shares (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of Ordinary Shares (or Other Securities) outstanding or deemed to be outstanding, and (c) the Exercise Price and the number of Ordinary Shares to be received upon exercise of this Warrant, in effect immediately prior to such adjustment or readjustment and as adjusted or readjusted as provided in this Warrant.   The Company will forthwith mail a copy of each such certificate to the Holder of the Warrant.

5.   Reservation of Shares, Etc., Issuable on Exercise of Warrant.   The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrant, Ordinary Shares (or Other Securities) from time to time issuable on the exercise of the Warrant.

6.   Representations and Warranties by the Holder. The Holder represents and warrants to the Company as follows:

6.1   Holder understands that the Warrant is being offered and sold pursuant to an exemption or exemptions from registration requirements of Israeli and US Federal and state securities laws and that the Company is relying upon the truth and accuracy of Holder's representations contained in that Share Purchase Agreement of even date herewith, including, without limitation, that the Holder is an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933.

6.2   Holder has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Holder is able to bear the economic risk of this investment.

6.3   Holder is acquiring the Warrant and the Ordinary Shares issuable upon exercise of the Warrant for its own account for investment only, and not as a nominee or agent and not with a view towards or for resale in connection with their distribution.

7.   Assignment; Exchange of Warrant. Subject to compliance with applicable securities laws, this Warrant, and the rights evidenced hereby, may be transferred by any registered Holder hereof (a "Transferor") in whole or in part. On the surrender for exchange of this Warrant, with the Transferor's endorsement in the form of Exhibit B attached hereto (the "Transferor Endorsement Form") and together with evidence reasonably satisfactory to the Company demonstrating compliance with applicable securities laws, which shall include, without limitation, a legal opinion from the Transferor's counsel that such transfer is exempt from the registration requirements of applicable securities laws, the Company at its expense (but with payment by the Transferor of any applicable transfer taxes) will record the transfer on the books of the Company and issue and deliver to or on the order of the Transferor thereof a new Warrant of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a "Transferee"), calling in the aggregate on the face or faces thereof for the number of Ordinary Shares called for on the face or faces of the Warrant(s) so surrendered by the Transferor.

8.   Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

9.   Registration Rights. The Holder of this Warrant has been granted certain registration rights by the Company. These registration rights are set forth in a Registration Rights Agreement entered into by the Company and the Holder dated as of even date of this Warrant.

10.   Rights of Shareholders. No Holder shall be entitled, as a Warrant holder, to vote or receive dividends or be deemed the holder of the Ordinary Shares or any other securities of the Company, which may at any time be issuable upon the exercise of this Warrant for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of shares, reclassification of shares, change of nominal value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Warrant shall have been

exercised and the Ordinary Shares issuable upon the exercise hereof shall have become deliverable, as provided herein.

11. Transfer on the Company's Books. Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

12. Notices, Etc. All notices and other communications from the Company to the Holder of this Warrant shall be deemed to have been sufficiently given and received for all purposes, (i) when delivered in writing by hand, upon delivery; (ii) if sent via facsimile, upon transmission and electronic confirmation of receipt (and if transmitted and received on a non-business day, on the first business day following transmission and electronic confirmation of receipt), (iii) seven (7) business days (and fourteen (14) business days for international mail) after being sent by certified or registered mail, postage and charges prepaid, return receipt requested, or (iv) three (3) business days after being sent by internationally overnight delivery providing receipt of delivery, to the address as may have been furnished to the Company in writing by such Holder or, until any such Holder furnishes to the Company an address, then to, and at the address of, the last Holder of this Warrant who has so furnished an address to the Company.

13. Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be governed by and construed in accordance with the laws of the State of Israel without regard to principles of conflicts of laws. Any dispute arising under or in relation to this Agreement shall be adjudicated in the competent court of Tel Aviv-Jaffa district only, and each of the parties hereby submits irrevocably to the exclusive jurisdiction of such court. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision, which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

**[BALANCE OF PAGE INTENTIONALLY LEFT BLANK;
SIGNATURE PAGE FOLLOWS.]**

IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.

B.O.S. BETTER ON-LINE SOLUTIONS LTD.

By: _____

Name: _____

Title: _____

_____

EXHIBIT A

FORM OF SUBSCRIPTION
[omitted]

EXHIBIT B

FORM OF TRANSFEROR ENDORSEMENT
(To Be Signed Only On Transfer Of Warrant)

[omitted]

EXHIBIT B

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "Agreement") is made and entered into as of May 24, 2005, by and between B.O.S. Better Online Solutions Ltd., an Israeli corporation (the "Company"), and the other parties listed on Schedule 1 hereto (each an "**Investor**" and collectively, the "**Investors**"). The Company and the Investors shall be referred to herein collectively as the "**Parties**".

This Agreement is made pursuant to the Share Purchase Agreement of even date hereof, by and between the Investors and the Company (the "Share Purchase Agreement").

The Company and the Investor hereby agree as follows:

1.   Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Share Purchase Agreement shall have the meanings given to such terms in the Share Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

"*Affiliate*" of any specified person means any other person, directly or indirectly, controlling or controlled by or under common control with such specified person. For the purpose of this definition "control" as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities or by agreement or otherwise.

"*Commission*" means the Securities and Exchange Commission.

"*Ordinary S*hares" means the Company's Ordinary Shares, NIS 4.00 nominal value per share.

"*Effectiveness Date*" means the 365th day following the date hereof.

"*Effectiveness Period*" shall have the meaning set forth in Section 3(a).

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and any successor statute.

"*Holder*" or "*Holders*" means the Investor or any of its successors to the extent any of them hold Registrable Securities, provided that only registered holders of Registrable Securities shall be counted for purposes of calculating any proportion of holders entitled to take any action, receive any damages or give any notice pursuant to this Agreement.

"*Indemnified Party*" shall have the meaning set forth in Section 5(c).

"*Indemnifying Party*" shall have the meaning set forth in Section 5(c).

"*Majority Holders*" shall means the Holders of a majority of the then outstanding aggregate amount of Registrable Securities registered under a Registration Statement, provided that Registrable Securities which have been sold or otherwise transferred pursuant to the Registration Statement or Rule 144 shall not be included in the calculation of Majority Holders.

"*Proceeding*" means an action, claim, suit, investigation or Proceeding (including, without limitation, an investigation or partial Proceeding, such as a deposition), whether commenced or threatened.

"*Prospectus*" means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

"*Registrable Securities*" means the Ordinary Shares purchased pursuant to the Share Purchase Agreement, the Ordinary Shares issued upon exercise of the Warrants, and any shares issued to the Investors in connection therewith prior to the date the Registration Statement was declared effective by the Commission, including bonus shares and shares granted pursuant to a share split.

"*Registration Statement*" means each registration statement required to be filed hereunder, including the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

"*Rule 144*" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"*Rule 415*" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"*Securities Act*" means the Securities Act of 1933, as amended, and any successor statute.

"*Trading Market*" means any of the NASD OTC Bulletin Board, NASDAQ SmallCap Market, the Nasdaq National Market, the American Stock Exchange, the New York Stock Exchange and the Tel Aviv Stock Exchange.

"*Warrants*" means the warrants issued pursuant to the Share Purchase Agreement.

2.   All references in this Agreement to amendments or supplements to the Registration Statement, any preliminary Prospectus or Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, after the date of such Registration Statement, preliminary Prospectus or Prospectus, as the case may be, which is incorporated by reference therein.

3.   Registration.

(a)   Not later then 90 days from the date of the Closing of the Share Purchase Agreement, the Company shall prepare and file with the Commission a Registration Statement covering the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form F-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form F-3, in which case such registration shall be on another appropriate form in accordance herewith). The Company shall use its reasonable commercial efforts to cause the Registration Statement to become effective and remain effective as provided herein. The Company shall cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than the Effectiveness Date. The Company shall use its reasonable commercial efforts to keep the Registration Statement continuously effective under the Securities Act until the date which is the earlier date of when (i) all Registrable Securities have been sold; (ii) all Registrable Securities may be sold by non-Affiliates of the Company immediately without registration under the Securities Act and without volume restrictions pursuant to Rule 144(k), as determined by the counsel to the Company on the basis of the Holders' representations, pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent; or (iii) the second anniversary of the Closing Date (the "Effectiveness Period").

(b)   If: (i) the Registration Statement is not declared effective by the Commission by the Effectiveness Date; (ii) after the Registration Statement is filed with and declared effective by the Commission, the Registration Statement ceases to be effective (by suspension, excluding a suspension of all trading on the Trading Market, or otherwise) as to all Registrable Securities to which it is required to relate at any time prior to the expiration of the Effectiveness Period (without being succeeded immediately by an additional registration statement filed and declared effective) for a period of time which shall exceed 30 days in the aggregate per year or more than 20 consecutive calendar days (defined as a period of 365 days commencing on the date the Registration Statement is declared effective); or (iii) at any time prior to the expiration of the Effectiveness Period the Ordinary Shares are not listed or quoted on any Trading Market, or are suspended from trading on any Trading Market (except for the Tel Aviv Stock Exchange) for a period of three (3) consecutive trading days (provided the Company shall not have been able to cure such trading suspension within 30 days of the notice thereof or list the Ordinary Stock on another Trading Market); (any such failure or breach being referred to as an "Event," and for purposes of clause (i) the date on which such Event occurs, or for purposes of clause (ii) the date which such 30 day or 20 consecutive day period (as the case may be) is exceeded, or for purposes of clause (iii) the date on which such three (3) trading day period is exceeded, being referred to as "Event Date"), then until the applicable Event is cured, the Company shall pay to each Holder an amount in cash, equal to One Percent (1.0%) for each thirty (30) day period (prorated for partial periods) on a daily basis of the Unregistered Share Value. Unregistered Share Value shall mean the value of the Shares subject to registration hereunder (less any Shares that can then be freely sold by the Investors pursuant to any available exemption), which value shall be determined on the basis of the average closing price of the Shares on the Trading Market during the 10 days prior to the end of the applicable month.

(c)   While such Event continues, such liquidated damages shall be paid not less often than each thirty (30) days. Any unpaid liquidated damages as of the date when an Event has been cured by the Company shall be paid within seven (7) business days following the date on which such Event has been cured by the Company.

(d)   The Parties agree and acknowledge that any payment made by the Company pursuant to this Section 3 may be subject to tax, deduction, withholding or governmental charge under law, and the Company shall not be required to "gross-up" such payments to the benefit of the Investors hereunder.

(e)   Within three business days of the date on which the Registration Statement is declared effective, the Company shall cause its counsel to issue a blanket opinion in the form attached hereto as Exhibit A, to the transfer agent stating that the shares are subject to an effective registration statement and can be reissued free of restrictive legend upon notice of a sale by Investor and confirmation by Investor that it has complied with the prospectus delivery requirements, provided that the Company has not advised the transfer agent orally or in writing that the opinion has been withdrawn. Copies of the blanket opinion required by this Section 2(c) shall be delivered to Investor within the time frame set forth above.

4.   <u>Registration Procedures</u>. If and whenever the Company is required by the provisions hereof to effect the registration of any Registrable Securities under the Securities Act, the Company will:

(a)   prepare and file with the Commission the Registration Statement with respect to such Registrable Securities, respond as promptly as possible to any comments received from the Commission, and use its reasonable commercial efforts to cause the Registration Statement to become and remain effective for the Effectiveness Period with respect thereto, and promptly provide to the Investor copies of all filings and Commission letters of comment relating thereto;

4

(b)   prepare and file with the Commission such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement and to keep such Registration Statement effective until the expiration of the Effectiveness Period;

(c)   furnish to the Investor such number of copies of the Registration Statement and the Prospectus included therein (including each preliminary Prospectus) as the Investor reasonably may request to facilitate the public sale or disposition of the Registrable Securities covered by the Registration Statement;

(d)   list the Registrable Securities covered by the Registration Statement with any securities exchange on which the Ordinary Shares of the Company are then listed;

(e)   immediately notify the Investor at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event, of which the Company has knowledge, as a result of which the Prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

(f)   make available for inspection by the Investor and any attorney, accountant or other agent retained by the Investor, all relevant publicly available, non-confidential financial and other records, pertinent corporate documents and properties of the Company as is customary for due diligence examinations in connection with public offerings, and cause the Company's officers, directors and employees to supply all such relevant publicly available non-confidential information reasonably requested by the attorney, accountant or agent of the Investor.

5.   <u>Registration Expenses</u>. All expenses relating to the Company's compliance with Sections 2 and 3 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees of the NASD, fees of transfer agents and registrars are called "Registration Expenses". All selling commissions applicable to the sale of Registrable Securities, are called "Selling Expenses."   The Company shall only be responsible for all Registration Expenses and not for any Selling Expenses.

6.   <u>Indemnification</u>.

(a)   In the event of a registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless the Investor, and its officers, directors and each other person, if any, who controls the Investor within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which the Investor, or such persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of

5

any material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary Prospectus or final Prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Investor, and each such person for any reasonable legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon (A) any untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by or on behalf of the Investor or any such person in writing specifically for use in any such document; (B) use of the Registration Statement or the related Prospectus following a Discontinuation Event (as defined below), provided Investor received prior notice of such Discontinuation Event; or (C) if the Investor fails to deliver a Prospectus, as then amended or supplemented, provided that the Company shall have delivered to the Investor such Prospectus.

Notwithstanding the foregoing, the Company shall not be liable for any losses, claims, damages or liabilities by reason of any compromise, consent to entry of judgment, or settlement effected without the Company's prior written consent, which consent shall not be unreasonably withheld or conditioned.

(b) In the event of a registration of the Registrable Securities under the Securities Act pursuant to this Agreement, the Investor will indemnify and hold harmless the Company, and its officers, directors and each other person, if any, who controls the Company within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact which was furnished in writing by the Investor to the Company expressly for use in (and such information is contained in) the Registration Statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary Prospectus or final Prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such person for any reasonable legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Investor will be liable in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing to the Company by or on behalf of the Investor specifically for use in any such document.

(c)   Promptly after receipt by a party entitled to claim indemnification hereunder (an "Indemnified Party") of notice of the commencement of any action, such Indemnified Party shall, if a claim for indemnification in respect thereof is to be made against a party hereto obligated to indemnify such Indemnified Party (an "Indemnifying Party"), notify the Indemnifying Party in writing thereof, but the omission so to notify the Indemnifying Party shall not relieve it from any liability which it may have to such Indemnified Party hereunder, except for any liability which it may have to such Indemnified Party if and to the extent the Indemnifying Party is substantially prejudiced by such omission. In case any such action shall be brought against any Indemnified Party and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to the Indemnified Party, and, after notice from the Indemnifying Party to such Indemnified Party of its election so to assume and undertake the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; if the Indemnified Party retains its own counsel, then the Indemnified Party shall pay all fees, costs and expenses of such counsel, provided, however, that, if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and the Indemnified Party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, the Indemnified Party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred.

(d)   In order to provide for just and equitable contribution in the event of joint liability under the Securities Act in any case in which that an Indemnified Party or any officer, director or controlling person thereof, makes a claim for indemnification pursuant to this Section 5 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced, notwithstanding the fact that this Section 5 provides for indemnification in such case, then the Indemnifying Party will contribute to the aggregate losses, claims, damages or liabilities to which it may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the relative fault of the Indemnified Party as well as any other relevant equitable considerations. Relative fault shall be determined by reference to, among other things, whether any untrue statement or omission or alleged untrue statement of a material fact or the omission to state a material fact relates to information provided by the Indemnifying Party or the Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e)   The provisions of this Section 5 will remain in full force and effect and survive the sale by the Investor of the Registrable Securities covered by the Registration Statement.

7.   Miscellaneous.

(a)   Remedies. In the event of a breach by the Company or by a Holder, of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement.

(b)   Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

(c)   Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of a Discontinuation Event (as defined below), such Holder will forthwith discontinue disposition of such Registrable Securities under the applicable Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph. For purposes of this Section 7(c), a "Discontinuation Event" shall mean (i) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments in writing on such Registration Statement (the Company shall provide true and complete copies thereof and all written responses thereto to each of the Holders); (ii) any request by the Commission or any other Federal or state governmental authority for amendments or supplements to such Registration Statement or Prospectus or for additional information; (iii) the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; (v) the occurrence of any event or passage of time that makes the financial statements included in such Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(d)   Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Majority Holders. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of certain Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

Notices. Any notice or request hereunder may be given to the Company or the Investor at the respective addresses set forth for such Investor in the Share Purchase Agreement and in accordance with the notice provisions stipulated therein.

(e)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto. The Company may not assign its rights or obligations hereunder without the prior written consent of each Holder. Each Holder may not assign its respective rights hereunder (or any part thereof) without the prior written consent of the Company.

(f)   Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

(g)   Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Israel, without regard to the principles of conflicts of law thereof. Each party irrevocably agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement shall be commenced exclusively in the competent court of Tel Aviv-Jaffa district only.

(h)   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(i)   Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

**[BALANCE OF PAGE INTENTIONALLY LEFT BLANK;
SIGNATURE PAGE FOLLOWS]**

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

By: _____   By: _____
Name: _____   Name: _____
Title: _____   Title: _____

Address for Notices: *Address for Notices:*

Beit Rabin
Teradyon Industrial Park, Misgav 20179
Israel
Attention: Nehemia Kaufman, CFO   Attention:
Facsimile: (972) 4 999-0334   Facsimile:

EXHIBIT A

[Month __, 200__]

[Transfer Agent]

           Re: B.O.S. Better Online Solutions Ltd. Registration Statement on Form [F-3]

Ladies and Gentlemen:

As counsel to B.O.S. Better Onlilne Solutions Ltd., an Israeli corporation (the "Company"), we have been requested to render our opinion to you in connection with the resale by the individuals or entitles listed on Schedule A attached hereto (the "Selling Shareholders"), of an aggregate of [amount] shares (the "Shares") of the Company's Ordinary Shares.

A Registration Statement on Form [F-3] under the Securities Act of 1933, as amended (the "Act"), with respect to the resale of the Shares was declared effective by the Securities and Exchange Commission on [date]. Enclosed is the Prospectus dated [date]. We understand that the Shares are to be offered and sold in the manner described in the Prospectus.

Based upon the foregoing, upon request by the Selling Shareholders at any time while the registration statement remains effective, it is our opinion that the Shares have been registered for resale under the Act and new certificates evidencing the Shares upon their transfer or re-registration by the Selling Shareholders may be issued without restrictive legend. The Company will advise you if the registration statement is not available or effective at any point in the future.

              Very truly yours,

              [Company counsel]

Schedule A

Selling Shareholder	Shares Being Offered

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the previously filed Registration Statements on Form F-3 (No 333-117529) and Form S-8 (No 333-110696, 333-100971 and 333-11650) of B.O.S. Better Online Solutions Ltd. ("BOS") of our report dated March 30, 2005, with respect to the consolidated financial statements of B.O.S. Better Online Solutions Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2004.

We also consent to the incorporation by reference to such Registration Statements of our report dated March 14, 2005 with respect to the consolidated financial statements of Surf-Communications Solutions Ltd. included in the abovementioned Annual Report of BOS.

/S/ Kost Forer Gabbay & Kasierer

Tel Aviv, Israel   Kost Forer Gabbay & Kasierer
June 27, 2005   A Member of Ernst & Young Global

Exhibit 10.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the previously filed Registration Statements on Form F-3 (No 333-117529) and Form S-8 (No 333-110696, 333-100971 and 333-11650) of B.O.S. Better Online Solutions Ltd. of our report dated March 25, 2005, with respect to the financial statements of Odem Electronic Technologies1992 Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2004.

/S/ Kesselman & Kesselman

Jerusalem, Israel   Kesselman & Kesselman
June 27, 2005   Certified Public Accountants (Israel)
A member of PricewaterhouseCoopers International Limited

Exhibit 10.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I hereby consent to the incorporation by reference in the previously filed Registration Statements on Form F-3 (No 333-117529) and Form S-8 (No 333-110696, 333-100971 and 333-11650) of B.O.S. Better Online Solutions Ltd. of my report dated January 18, 2005, with respect to the financial statements of Surf-Communications Solutions Inc. included in this Annual Report on Form 20-F for the year ended December 31, 2004.

Arlington, MA

June 27, 2005

/S/ Walter Fey
Walter Fey, CPA

Exhibit 10.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the previously filed Registration Statements on Form F-3 (No 333-117529) and Form S-8 (No 333-110696, 333-100971 and 333-11650) of B.O.S. Better Online Solutions Ltd. of our report dated April 2, 2004, with respect to the financial statements of Surf-Communications Solutions BV. included in this Annual Report on Form 20-F for the year ended December 31, 2004.

Amsterdam, June 27, 2005

/S/ MAZARS PAARDEKOOPER HOFFMAN

MAZARS PAARDEKOOPER HOFFMAN

F.D.N. Walta, RA

Exhibit 12.1

Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

I, Adiv Baruch, certify that:

1. I have reviewed this annual report on Form 20-F of B.O.S. Better Online Solutions Ltd. (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 27, 2005

/s/ Adiv Baruch

_____

Adiv Baruch, President and Chief Executive Officer

Exhibit 12.2

Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

I, Nehemia Kaufman, certify that:

1. I have reviewed this annual report on Form 20-F of B.O.S. Better Online Solutions Ltd. (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 27, 2005

/s/ Nehemia Kaufman

_____

Nehemia Kaufman, Chief Financial Officer

Exhibit 13.1

Certification Pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

In connection with the Annual Report on Form 20-F of B.O.S. Better Online Solutions Ltd., a company organized under the laws of the State of Israel (the "**Company**"), for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "**Report**"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

1. the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

By: /S/ Adiv Baruch   By: /S/ Nehemia Kaufman

Adiv Baruch   Nehemia Kaufman
President and Chief Executive Officer   Chief Financial Officer

Date: June 27, 2005